As confidentially submitted to the Securities and Exchange Commission on September 20, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AnPac Bio-Medical Science Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	8071	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

People’s Republic of China

+86-578-2051-6666

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

AnPac Technology USA Co., Ltd.

Suite 127, 2260 Clove Drive

San Jose, CA 95128

+1-408-217-2892

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shuang Zhao, Esq. Cleary, Gottlieb, Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong +852-2521-4122	Richard A. Friedman, Esq. Stephen A. Cohen, Esq. Sheppard Mullin Richter & Hampton LLP 30 Rockefeller Plaza, 39th Floor New York, NY 1-212-653-8700

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary shares, par value US$1 per share(1)	US$	US$
Underwriter Warrants(4)	—	—
Ordinary shares underlying Underwriter Warrants(4)	US$	US$
Total	US$	US$

(1)

American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                    ). Each American depositary share represents                     ordinary shares.

(2)

Includes ordinary shares that are issuable upon the exercise of the underwriter’s over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(4)

We have agreed to issue, on the closing date of this offering, warrants to our underwriter, WestPark Capital, Inc., in an amount up to             % of the aggregate number of ordinary shares that we sell in this offering, exclusive of the shares issuable upon exercise of the underwriter’s over-allotment option (the “Underwriter Warrants”). The exercise price of the Underwriter Warrants is equal to             % of the price of the ordinary shares offered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued            ,2019

American Depositary Shares

AnPac Bio-Medical Science Co., Ltd.

Representing            Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of AnPac Bio-Medical Science Co., Ltd.

We are offering            ADSs. [The selling shareholders identified in this prospectus are offering              ADSs. We will not receive any proceeds from the sale of ADSs by the selling shareholders.] Each ADS represents              of our ordinary shares, par value US$             per share. We anticipate the initial public offering price per ADS will be between US$            and US$            .

Prior to this offering, there has been no public market for the ADSs or our shares. We [have applied] to list the ADSs on The NASDAQ Stock Market, under the symbol “ANPC.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in ADSs involves a high degree of risk. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE US$            PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us	[Proceeds to Selling Shareholders]
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

[To the extent that the underwriter sells more than            ADSs in this offering, the underwriter has a 30-day option to purchase up to an aggregate of            additional ADSs from us [and the selling shareholders] at the initial public offering price less the underwriting discounts and commissions.]

The underwriter expects to deliver the ADSs against payment in New York, New York on            , 2019.

WestPark Capital, Inc.

Prospectus dated             , 2019

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until             (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as the underwriter and with respect to its unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., or Frost & Sullivan, an independent market research firm, to provide information on the cancer screening and detection market and our market position in this industry.

Overview

We are a biotechnology company focusing on early cancer screening and detection. We market and sell a multi-cancer screening and detection test that uses our innovative, patented cancer differentiation analysis, or CDA, technology and our proprietary cancer-detection device, or CDA device. In addition to early cancer screening and detection, our CDA technology has demonstrated potential to assist physicians in cancer diagnosis, prognosis and recurrence.

Our CDA technology provides a comprehensive platform on which we have developed our cancer screening and detection test using our CDA technology, or CDA test, and our proprietary CDA device. Our CDA test can detect and assess an individual’s overall cancer risk with high accuracy, including early stage cancer. In addition, we also offer tests that combine our CDA test with auxiliary tests based on other cancer screening and detection technologies, such as biomarker-based tests, using our proprietary algorithm, which we refer to as combination tests. When we refer to our technology or tests as a “cancer screening and detection” technology or test in this prospectus, we refer to the detection and assessment of the risk of cancer occurrence, not to cancer diagnosis.

Our CDA technology focuses on biophysical properties in human blood. Recent studies have shown that there is a correlation between certain biophysical properties, including acoustical, electrical, magnetic, nano-mechanical and optical properties, and cancer occurrence. These studies have revealed that biophysical properties could be important non-genetic aspects of the micro-environment regulating the balance between normal cell growth and carcinogenesis (cancerous growth), which may lead to cancer occurrence. Biophysical properties’ physical expressions of information in the blood can indicate risks of pre-cancerous states and cancers. These biophysical signals change over time as cancer occurs, progresses or regresses. Our proprietary CDA device uses an integrated sensor system to detect certain biophysical signals in blood samples. After collecting data on these signals, we use our CDA technology and proprietary algorithm to measure and analyze these signals at multiple biological levels (including the protein, cellular and molecular levels) and with multiple parameters (including the overall CDA value, the protein tumor factor, or PTF value, and the cell tumor factor, or CTF value). According to Frost & Sullivan, we are one of the first biotechnology companies worldwide to focus on the detection and measurement of cancers’ biophysical properties. In our industry and related research fields, our CDA technology, as well as circulating tumor cell, or CTC, circulating tumor DNA, or ct-DNA, exosome, messenger RNA, or mRNAs and other emerging technologies, are known as “next-generation” cancer screening and detection technologies.

Our CDA technology provides a highly accurate, early-stage risk assessment of the occurrence of cancer. As of June 30, 2019, our CDA technology had been shown in numerous retrospective validation studies to be able to detect the risk of 26 cancer types with high sensitivity and specificity rates. These 26 cancers accounted for over 80% of the cancer incidences in China from 2013 to 2018, according to Frost & Sullivan. Our CDA technology requires only a standard blood sample from a tested individual, which minimizes the inconvenience and invasive procedures and avoids the harmful side effects that are inherent to many other technologies.

We have established a test database that as of June 30, 2019, consisted of over 140,000 blood samples of various age, sex and disease groups. Our database included approximately 100,000 samples from our commercial CDA-based tests and approximately 40,000 samples from our research studies. According to Frost & Sullivan, we ranked first in China and second worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection as of June 30, 2019. For purposes of these rankings, we had approximately 35,000 clinical samples as of June 30, 2019, which represented the historical aggregate number of participants enrolled in our research studies that were developed in clinical sites qualified by competent authorities, such as the PRC National Medical Products Administration, or the NMPA. In addition, among companies offering next-generation early cancer screening and detection technologies in China, in 2018 we ranked first in terms of volume of commercial cancer screening and detection tests conducted and fifth in terms of revenue from commercial cancer screening and detection tests, according to Frost & Sullivan.

We have established two clinical laboratories in China and one clinical laboratory in the United States. Our principal laboratory is a licensed biomedical clinical laboratory located in Lishui, Zhejiang Province, China, where we perform our commercial CDA-based tests, including our CDA tests and combination tests, as well as a variety of other tests including immunological and biochemical tests. Our laboratory in Haikou, Hainan Province, China is a licensed genomics clinical laboratory where we perform gene sequencing tests. In addition to these two clinical laboratories, we also have a research and development center located in Shanghai, China, where we develop our next-generation cancer screening and detection technology and tests. In the United States, we have a clinical laboratory located in San Jose, California for which we obtained a Certificate of Registration under the U.S. Clinical Laboratory Improvement Amendments of 1988, or CLIA, in March 2019. Our San Jose laboratory is equipped to perform our CDA tests and biochemical tests. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, contract research organizations, or CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology in this laboratory. We also plan to open a second U.S. clinical laboratory in Philadelphia, Pennsylvania in 2020.

As of June 30, 2019, we had filed 210 patent applications globally; among these, 116 patents had been granted, including 54 in greater China (including seven in Taiwan) and 16 in the United States, and 94 patent applications were pending in nearly 20 other countries and regions. Our patent applications broadly cover apparatus and methods for early stage disease detection, and they strategically encompass important specific embodiments of these apparatus and methods. Our patent portfolio is one of the world’s largest for early cancer screening and detection using next-generation technologies, according to Frost & Sullivan.

We performed our first commercial CDA-based test in China in 2015. Since then, we have generated revenue in China for four consecutive years. The number of commercial CDA-based tests we sold increased significantly from 19,336 in 2017 to 41,607 in 2018, and our revenue from sales of cancer screening and detection tests (predominantly CDA-based tests, as well as genomics tests) increased by 83.7% from RMB5.2 million in 2017 to RMB9.6 million (US$1.4 million) in 2018. Our total revenues increased by 80.3% from RMB5.7 million in 2017 to RMB10.3 million (US$1.5 million) in 2018. In the United States, we plan to commence marketing our CDA-based test as a laboratory-developed test, or LDT, sometime in 2020 through our CLIA-registered laboratory in San Jose.

Our Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

•	novel patented early multi-cancer screening and detection technology;

•	expansive patent portfolio and proprietary test database;

•	fully commercialized operations in China—rolling out our China experience to the U.S.; and

•	an experienced management team with proven track records of success.

Our Strategies

The key elements of our strategy to grow our business include:

•	enlarge our total addressable market in China by obtaining additional regulatory approvals for our CDA device;

•	grow our customer base in China;

•	strengthen technological advantages with focused research and development; and

•	bring our tests to the U.S. market.

Risks Associated with Our Business

Our ability to realize our vision and execute our strategies is subject to risks and uncertainties, including those relating to:

•	we are a development-stage biotechnology company with a limited operating history, which makes it difficult to evaluate our prospects and may increase the probability that we will not be successful;

•	we have incurred losses each year since our inception, we expect to continue to incur losses for the foreseeable future, and we may not be able to achieve and maintain profitability;

•	our success depends heavily on the success of our CDA technology and related cancer screening and detection test;

•	our ability to grow our China business is substantially dependent on our ability to penetrate the Chinese hospital market;

•	our plans to enter the U.S. market may not be successful;

•

our industry is subject to rapid change, and other companies or institutions may develop and market novel or improved early cancer screening and detection methods, which may make our CDA technology less competitive or obsolete;

•	we require substantial funding for our operations; if we cannot raise sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected;

•	we have recorded net current liabilities and negative cash flows from operating activities historically and may continue to do so; and

•

our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Corporate History and Structure

We began our operations by incorporating AnPac Bio-Medical Science Co., Ltd., or AnPac Bio, in January 2010 as a British Virgin Islands, or BVI, business company limited by shares under the BVI Business Companies Act. AnPac Bio was established primarily as a holding company and has established operating subsidiaries in China and the United States.

The chart below summarizes our corporate structure and identifies our principal subsidiaries as of the date of this prospectus. For more information regarding our principal subsidiaries, see “Corporate History and Structure.”

Corporate Information

Our principal executive offices are located at 801 Bixing Street, Bihu County, Lishui, Zhejiang Province 323006, People’s Republic of China. Our telephone number at this address is +86-578-2051-6666. Our registered office in the BVI is located at the office of SHRM Trustees (BVI) Limited at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, BVI.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.anpacbio.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is AnPac Technology USA Co., Ltd., or AnPac US, located at Suite 127, 2260 Clove Drive, San Jose, CA 95128.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting, or ICFR. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires in this prospectus:

•	“ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares;

•	“CDA test” refers to our cancer screening and detection test using the CDA technology;

•	“CDA-based tests” refers to either or both of our CDA tests and combination tests;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•

“combination test” refers to a test that combines our CDA test with an auxiliary test based on another cancer screening and detection technology, such as biomarker-based test, using our proprietary algorithm;

•

“detection” of cancers by our CDA-based device or tests refers to the detection of the risk of whether cancer may occur or has occurred, not to cancer diagnosis, and “detect” has the corresponding meaning;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$1 per share;

•	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and

•	“We,” “us,” “our company,” “our” or “AnPac Bio” refers to AnPac Bio-Medical Science Co., Ltd. and its subsidiaries.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriter of its over-allotment option.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.8755 to US$1.00, the noon buying rate on December 31, 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On September 13, 2019, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.0754 to US$1.00.

The Offering

Public offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriter exercises its over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriter exercises its over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriter exercises its over-allotment option in full) excluding shares issuable upon exercise of unexercised options or the warrants we granted to the underwriter.

Ordinary shares outstanding immediately after this offering	A total of ordinary shares (or ordinary shares if the underwriter exercises its over-allotment option in full to purchase additional ordinary shares), excluding shares issuable upon exercise of unexercised options or the warrants we granted to the underwriter.

The ADSs	Each ADS represents ordinary shares of par value US$1 per share.

The depositary will hold ordinary shares represented by your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

Subject to the terms of the deposit agreement, you may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriter an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, or approximately US$ million if the underwriter exercises its over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for research studies in China and the U.S. and the development of new cancer screening and detection tests, the expansion of our marketing and sales channels in China, clinical laboratory expansion in the U.S. and China, and general corporate purposes. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	We, each of our executive officers and directors and certain of our shareholders owning 1% or more of our ordinary shares issued and outstanding immediately prior to this offering have agreed with the underwriter not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing	We [have applied] to have the ADSs listed on the Nasdaq Stock Market under the symbol “ANPC.” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriter expects to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2019.

Depositary

Risk Factors	See the section headed “Risk Factors” and other information included in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the ADSs.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of comprehensive income (loss) data and summary consolidated cash flow data for the years ended December 31, 2017 and 2018 and summary consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table sets forth our summary consolidated statements of comprehensive income (loss) data for the years ended December 31, 2017 and 2018:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues:
Cancer screening and detection tests	5,203	9,557	1,390
Physical checkup packages	483	693	101

Total revenues	5,686	10,250	1,491
Cost of revenues	(3,954)	(5,672)	(825)

Gross profit	1,732	4,578	666
Operating expenses:
Selling and marketing expenses	(6,490)	(9,827)	(1,429)
Research and development expenses	(11,405)	(10,106)	(1,470)
General and administrative expenses	(24,938)	(28,847)	(4,196)
Other operating income	178	593	86

Loss from operations	(40,923)	(43,609)	(6,343)
Non-operating income and expenses:
Interest expense, net	(338)	(925)	(135)
Foreign exchange gain (loss), net	644	(2,776)	(403)
Share of net loss in equity method investments	(3)	(441)	(64)
Other income, net	1,309	5,256	764

Net Loss before income taxes	(39,311)	(42,495)	(6,181)
Income tax (expense) benefit	(9)	199	29

Net Loss	(39,320)	(42,296)	(6,152)

Net loss attributable to non-controlling interests	(244)	(233)	(34)

Net loss attributable to ordinary shareholders	(39,076)	(42,063)	(6,118)

Loss per share:
Ordinary shares-basic and diluted	(492)	(493)	(72)
Weighted average shares outstanding used in calculating basic and diluted loss per share:
Ordinary shares-basic and diluted	79,373	85,241	85,241

Note:

Share-based compensation expenses were allocated as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	317	46
Selling and marketing expenses	2,444	2,871	418
Research and development expenses	4,044	1,958	285
General and administrative expenses	4,270	2,790	405

The following table sets forth our summary consolidated balance sheet data as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	11,412	12,887	1,874
Total current assets	17,949	20,852	3,033
Total assets	60,148	52,762	7,674
Current liabilities:
Short-term debt	12,500	25,961	3,776
Amounts due to related parties	3,077	28,687	4,172
Total current liabilities	35,349	71,438	10,390
Total liabilities	50,651	75,155	10,931
Total shareholders’ equity (deficit)	9,497	(22,393)	(3,257)

The following table sets forth our summary consolidated statements of cash flow data for the years ended December 31, 2017 and 2018:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(21,641)	(31,147)	(4,530)
Net cash used in investing activities	(8,017)	(2,680)	(390)
Net cash generated from financing activities	39,807	36,271	5,275
Effect of exchange rate changes on cash and cash equivalents	(2,893)	(969)	(141)

Net increase in cash and cash equivalents	7,256	1,475	214
Cash and cash equivalents at beginning of year	4,156	11,412	1,660

Cash and cash equivalents at end of year	11,412	12,887	1,874

Summary Operating Data

The following table sets forth our summary operating data for the periods indicated:

	For the year ended December 31,
	2017	2018
Number of commercial CDA-based tests(1) completed	19,336	41,607
Number of CDA-based tests(1) for research purposes completed	6,004	4,873

Note:

(1)	CDA-based tests, when used in this prospectus, refer to our CDA tests and our combination tests.

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operation. In that case, the trading price of our ADSs could decline, and you may lose your entire investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends.

Risks Relating to Our Business and Industry

We are a development-stage biotechnology company with a limited operating history, which makes it difficult to evaluate our prospects and may increase the probability that we will not be successful.

We commenced our operations in 2010. We achieved commercialization of our CDA test and started generating revenue in China in 2015; we currently do not have commercial operations in the U.S. We are a development-stage biotechnology company with a limited operating history, and our history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.

Furthermore, we may not have sufficient experience or resources to address the risks frequently encountered by development-stage biotechnology companies, which include our potential failure to:

•	achieve and maintain profitability;

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acquire and retain customers and increase adoption of our cancer screening and detection tests—including primarily our CDA test and combination tests (namely a combination of our CDA test and, on an auxiliary basis, biomarker-based cancer screening and detection tests), as well as genomics tests—by physicians, key opinion leaders, or KOLs (including research scientists and doctors in the U.S. who are willing to validate our tests after research), patients, hospitals, medical institutions, healthcare payers and others in the medical community;

•	respond to competitive market conditions;

•	attract, train, motivate and retain qualified personnel;

•	protect our proprietary technologies and intellectual property rights;

•	secure a stable supply of blood samples to support our research and clinical studies;

•	keep up with evolving industry standards and market developments;

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obtain and maintain the regulatory licenses, certifications, and approvals required for us to further market our cancer screening and detection tests and commercialize our CDA device in China and to commercialize our tests and CDA device in the United States;

•	increase the awareness of our tests and protect our reputation;

•	maintain adequate control of our operational costs; and

•	manage our relationships with our research partners.

If we are unsuccessful in addressing any one or more of these risks, they could adversely affect our business, financial condition and results of operations and increase the probability that we will not be successful.

We have incurred losses each year since our inception, we expect to continue to incur losses for the foreseeable future, and we may not be able to achieve and maintain profitability.

Although our revenue grew rapidly in recent years, we have incurred losses each year since our inception. For the years ended December 31, 2017 and 2018, we incurred net losses of RMB39.3 million and RMB42.3 million (US$6.2 million), respectively. As of December 31, 2018, we had an accumulated deficit of RMB174.4 million (US$25.4 million). To date, we have financed our operations primarily with capital contributions from our shareholders, short-term non-bank borrowings and loans from related parties. We have devoted and expect to continue to devote substantially all of our resources to the research, development and commercialization of our CDA technology, device and test. We expect to continue to incur losses for the foreseeable future. We cannot predict the extent of these future losses, or when we may achieve profitability, if at all. If we are unable to generate sufficient revenue from our business and control our costs and expenses to achieve and maintain profitability, the value of your investment in us could be negatively affected.

Our success depends heavily on the success of our CDA technology and related cancer screening and detection test.

We derive our revenue primarily from our CDA-based tests, which depend on our CDA technology. If we obtain relevant approvals from the NMPA to sell our CDA device, we also anticipate generating revenue from the sales of our CDA device. We believe that our commercial success will depend upon our ability to achieve and maintain market acceptance of our current or future cancer screening and detection tests, which will depend on a number of factors, including:

•	our ability to further validate the clinical utility and superiority of our CDA technology by increasing its sensitivity and specificity and through research studies and accompanying publications;

•	the timing and scope of additional approvals from the NMPA for our CDA device and test our ability to maintain these approvals;

•	acceptance of our CDA test by physicians, KOLs, patients, hospitals, medical institutions, healthcare payers and others in the medical community;

•	our ability to enter and develop the China hospital market for our CDA device and test;

•

sufficient coverage and reimbursement by third-party payers for our services, which may depend on multiple factors such as the enforceability of relevant laws that mandate the coverage of cancer or pre-cancer disease screening;

•	our ability to maintain and expand our customer base in China, especially among insurance companies, corporate customers and the hospital market;

•	our sales and marketing capabilities, including our success in expanding our sales and marketing team and establishing our own sales network in China;

•	the amount and nature of competition from other early cancer screening and detection products and procedures;

•	our ability successfully to penetrate the U.S. market; and

•	negative publicity regarding our or our competitors’ tests and technologies resulting from defects or errors.

If we are unsuccessful in addressing these or other factors that might affect the market acceptance of our tests, our business and results of operations will suffer.

Our ability to grow our China business is substantially dependent on our ability to penetrate the Chinese hospital market.

In China, we currently can only conduct our cancer screening and detection tests on our devices in our own certified laboratories. Given these restrictions, our customer base is primarily direct customers such as corporations and life insurance companies, as well as sales agents such as health management companies and medical device dealers. But China’s largest market for cancer screening and detection tests is the hospital market, in which patients go to Chinese hospitals for cancer screening and other medical tests. Currently we cannot conduct our tests in hospitals. We have applied for an NMPA Class III medical device registration certificate for our CDA devices to assist in multi-cancer diagnosis. If we receive this certificate, together with an updated medical device manufacture license, we would be permitted to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnosis of specified multiple cancers. The timing for us to obtain this certificate or license is uncertain, but we expect it to take at least three years. Even if we obtain the certificate and license, we will need to successfully market our CDA device and test to Chinese hospitals. Our ability to grow our China business depends substantially on our ability successfully to penetrate the Chinese hospital market, and we cannot assure you as to when or whether we will be able to do so.

Our plans to enter the U.S. market may not be successful.

Currently, we conduct commercial operations only in China, and the substantial majority of our business, assets, management and employees are located in China. We have only recently started our efforts to enter the U.S. market. We obtained a California state license and a CLIA Certificate of Registration for our laboratory in San Jose, California in March 2019. We are seeking voluntary accreditation of our San Jose laboratory by the College of American Pathologists, or CAP. Our U.S. operations are currently focused on collaborating with U.S. health organizations to conduct research tests of our CDA technology. We plan to open a new laboratory in Philadelphia, Pennsylvania in 2020, and we will seek to obtain CLIA certification, a Pennsylvania state license, and accreditation from CAP for this laboratory. Although our strategy is to expand our U.S. operations and eventually commence commercial sales of our CDA-based tests in the United States, this strategy is subject to a number of risks and uncertainties, including:

•	our ability to secure research agreements with reputable U.S. hospitals, medical institutions and other health organizations to conduct research studies for our test;

•	our ability to obtain sufficient blood samples for our planned research tests;

•	the substantial costs and time required for U.S. research tests and clinical studies;

•	positive outcomes of our U.S. research tests sufficient to support the clinical validity, safety, and effectiveness of our test in the U.S. market;

•

U.S. federal and state regulatory risks, including our ability to commence marketing of our CDA test as an LDT, without premarket clearance, market authorization or approval from the United States Food and Drug Administration, or the FDA, and our ability to comply with all applicable FDA laws and other regulations, and costs and timing of obtaining relevant approvals;

•	development of a U.S. infrastructure, including sales and marketing resources, sufficient to commercialize our test;

•	substantial competition in the U.S. cancer screening and detection market, including from companies with substantially greater resources than we have; and

•	market acceptance of our test in the U.S.

Our ability to successfully address these factors and penetrate the U.S. market, as well as the costs and timing of these efforts, are highly uncertain. We expect that our commercial activities and revenues will continue to be derived solely from China for the foreseeable future.

Our industry is subject to rapid change, and other companies or institutions may develop and market novel or improved early cancer screening and detection methods, which may make our CDA technology less competitive or obsolete.

Our CDA-based tests depend on the effectiveness of our CDA technology, and we may be unable to maintain the competitiveness of this technology. Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product introductions and enhancements and evolving industry standards, all of which could make our current CDA-based test obsolete. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. We must continuously enhance our CDA technology and develop new tests to keep abreast of evolving standards of early cancer screening and detection. Other companies and institutions may possess significantly greater financial and other resources and research and development capabilities than we do. These other companies and institutions may devote significant resources to develop new methods of detecting cancers and pre-cancer symptoms, and these methods and related tests could represent significant competition for our CDA technology and cancer screening and detection test, or even render our CDA technology obsolete.

We may be unable to compete effectively against our competitors because their products and services may be superior. They may also have more expertise, experience, financial resources or stronger business relationships in developing and marketing their products and services, more mature technologies and products, greater market adoption and greater brand recognition than we do. Further, even if we do develop new marketable tests or services, our current and future competitors may develop tests and services that are more commercially attractive than ours and they may bring those tests and services to market sooner than we are able to.

We require substantial funding for our operations. If we cannot raise sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

We require substantial capital to expand our business, pursue strategic investments and for other reasons, including to:

•	increase our sales and marketing efforts to drive market adoption of our cancer screening and detection tests and address competitive developments;

•	expand our technologies into other types of cancer screening and detection products, such as our CDA test’s application in assistance in diagnosis, prognosis and recurrence;

•	acquire or invest in technologies;

•	seek regulatory and marketing approvals for our cancer screening and detection tests and devices;

•	conduct research studies for our CDA test and any additional cancer screening and detection tests;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as scientific, quality control and marketing personnel;

•

develop, acquire and improve operational, financial and management information systems, including personnel to support our product development and help us comply with our obligations as a public company;

•	add equipment and physical infrastructure to support our research and development programs; and

•	finance general and administrative expenses.

We plan to use the net proceeds of this offering primarily to fund our research studies in China and the U.S., the development of new cancer screening and detection tests and technologies, the expansion of our marketing and sales channels in China and our clinical laboratory expansion in the U.S. The net proceeds of this offering and our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings or other sources. Further financing may not be available to us on acceptable terms, or at all. If we fail to raise capital as and when needed it would have a negative impact on our financial condition and our ability to pursue our business strategy. In addition, if we raise funds by issuing debt securities or incurring additional borrowings, the terms of the debt securities issued or borrowings could impose significant restrictions on our operations, and we may be unable to repay the indebtedness when due. If we raise funds by issuing equity securities, your investment in our company could be diluted.

As of December 31, 2018, we had short-term debt of RMB26.0 million (US$3.8 million), including a short-term loan borrowed by our PRC subsidiary, AnPac Bio-Medical Technology (Shanghai) Co., Ltd., or AnPac Shanghai, from a third-party micro-loan company and our convertible loans from our related party, Jiaxing Zhijun Investment Management Co., Ltd. We believe that our cash and cash equivalents on hand, anticipated equity contributions of our shareholders, borrowings, our anticipated cash flows generated from our operating activities and financial support from our founder and chairman, Dr. Chris Chang Yu, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, our estimate as to how long we expect these financial resources to be sufficient to fund our operations is based on assumptions that may prove to be wrong. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate. Our present and future funding requirements will depend on many factors, including:

•	the scope, progress, timing, costs and results of the development of our CDA technology and our other product candidates;

•	the costs of expanding our laboratory operations and offerings, including our sales and marketing efforts;

•	our rate of progress in, and costs of the sales and marketing activities associated with, encouraging adoption of our cancer screening and detection tests;

•	our rate of progress in, and cost of research and development activities associated with, our CDA test and any additional cancer screening and detection tests;

•	the impact of competing technological and market developments;

•	costs related to entering the U.S. market;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims;

•	the costs, timing and outcome of obtaining regulatory approvals and changes in regulatory policies or laws that may affect our operations; and

•	the costs of operating as a public company.

We have recorded net current liabilities and negative cash flows from operating activities and may continue to do so.

We had net current liabilities of RMB17.4 million and RMB50.6 million (US$7.4 million) as of December 31, 2017 and 2018, respectively. We cannot assure you that we will not continue to have net current liabilities positions in the future, which would expose us to liquidity risk. Our future liquidity and ability to make the additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will have such cash from operating activities or that we will be able to renew existing loan facilities or obtain other sources of financing.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB21.6 million and RMB31.1 million (US$4.5 million) in 2017 and 2018, respectively. Our cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash we have available to meet the cash needs for operating our business and to fund our investments in our business expansion.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:

•	the level of demand for our cancer screening and detection tests, which may vary significantly;

•

the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our CDA technology and our cancer screening and detection tests and device, which may change from time to time;

•	the volume, customer mix and product mix for our cancer screening and detection tests;

•	the introduction of new cancer screening and detection tests and services by us or others in our industry;

•	expenditures that we may incur to acquire, develop or commercialize additional tests, devices and technologies;

•	coverage and reimbursement policies with respect to our cancer screening and detection tests and tests that compete with our test;

•	changes in government regulations or in the status of our regulatory approvals or applications;

•	future accounting pronouncements or changes in our accounting policies; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

If our cancer screening and detection tests or our competitors’ comparable tests do not meet customer expectations, our operating results, reputation and business could suffer.

Our success depends on the market’s confidence in our ability to provide reliable, high-quality cancer screening and detection tests. We believe that our customers are likely to be particularly sensitive to defects or errors in our tests, in particular if our tests fail to accurately detect the risk of pre- and early-stage cancers from blood samples, and we cannot guarantee that our test will meet their expectations. We may be subject to legal claims arising from any defects or errors in our tests. Furthermore, if comparable tests offered by competing companies fail to perform to expectations, consumers may have lower confidence in cancer screening and detection tests in general. As a result, the failure of our tests or our competitors’ tests to perform as expected could significantly impair our operating results, business prospects and reputation.

We do not carry product liability or professional liability insurance. If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

We could face product liability claims if someone alleges that our cancer screening and detection tests gave inaccurate or misleading information regarding the patient’s risk of cancer or otherwise failed to perform as designed. A claimant could allege that our test results caused unnecessary treatment or other costs or resulted in the patient missing the best opportunity or timing for treatment. A patient could also allege other mental or physical injury or that our testing provided inaccurate or misleading information concerning the screening and detection, assistance in diagnosis, prognosis or recurrence of, or available therapies for, a cancer or other diseases. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. Product liability or professional liability claims could result in substantial damages and be costly and time-consuming for us to defend and could divert our management’s attention.

We do not carry product liability or professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage. Additionally, any product liability or professional liability lawsuit could damage our reputation, or cause our research partners to terminate existing agreements and cause potential research partners to seek other partners, or cause us to lose our current or potential customers. Any of these developments could adversely impact our results of operations, business prospects and financial condition.

We may be subject to liability claims for defective services provided by third-party physical checkup centers, which could harm our reputation and adversely impact our results of operations.

In addition to our CDA-based tests, we also provide annual physical checkup packages to our customers. We typically outsource the physical checkup services in these packages (other than CDA-based tests) to third-party physical checkup centers. As a result, the administration of the physical checkup services by these third parties may subject us to litigation and liability for personal damages to consumers. Potential judgments, settlements or costs relating to these claims, complaints or lawsuits could subject us to significant fees and costs in defending ourselves, adversely affecting our results of operations. In addition, our business, reputation and growth prospects could suffer if we face negative publicity in connection with these liability claims.

We may be unable to support demand for our cancer screening and detection tests and manage our future growth effectively, which could make it difficult to execute our business strategy.

Since our inception, we have experienced rapid growth, and we anticipate further growth in our business operations. Our growth could strain our organizational, administrative and operational infrastructure. As the sales volume of our cancer screening and detection tests grows, we will face increased demands on our capacity and efficiency for sample intake, testing results analysis and other laboratory operations, quality control, customer service, and general workflow management processes. To effectively manage our future growth, we plan to continue to improve our technology, as well as our operational, financial and management controls. We also plan to hire, train and manage additional qualified scientists, laboratory technicians and sales and customer service personnel. We will also need to maintain the quality and expected turnaround time of our tests. The time and resources required for these improvements, and failure to achieve them in a timely and effective manner, could adversely affect our operations, making it difficult for us to execute our business strategy.

We have limited selling and marketing resources and limited sales, marketing, customer support, manufacturing and commercial laboratory experience, which may restrict our success in commercializing our cancer screening and detection tests.

To grow our business as planned, we must expand our sales, marketing, customer support, manufacturing and commercial laboratory management capabilities, which will require developing and administering our commercial infrastructure and/or collaborative commercial arrangements and partnerships. We have limited experience in these respects, and we may encounter difficulties in retaining and managing the specialized workforce that these activities require. For example, our customer base is large and diverse, which requires us to retain a sales team with established industry expertise and experience. We rely on third-party suppliers for the supply of blood samples for our tests and for reagents that we use in the auxiliary biomarker-based tests that form part of our combination tests. We engaged third-parties to conduct substantially all of the biomarker-based tests as part of our combination tests in 2017 and 2018. We are gradually phasing out this outsourcing arrangement and plan to perform our combination tests entirely in-house in the near future. We also rely on contract manufacturers that manufacture key components of our CDA device. While we primarily rely on our own sales and marketing personnel to market our tests, we also engage sales agents, including companies we invested in. However, we may not be able to effectively manage and maintain our relationships with these third parties, including ensuring their compliance with our controls and procedures. Our future growth will also impose significant added responsibilities on our management. If we fail to meet these demands, it would negatively affect our business growth and profitability. We may seek to partner with others to assist us with our sales, marketing and manufacturing functions. However, we may be unable to find appropriate third parties that meet our requirements, in a timely manner or on terms acceptable to us. In addition, our third-party business partners may not perform as we expect or our arrangements with them may otherwise prove to be detrimental to our results. Our third-party arrangements may also be terminated prematurely, including due to factors out of our control. As a result of such developments, our business and prospects may be harmed.

If we are unable to attract and retain qualified key management, scientists, staff and consultants, our ability to implement our business plan may be adversely affected.

We are highly dependent upon certain of our key management, scientists, staff and consultants, particularly Dr. Chris Yu, our founder and chief executive officer, and Dr. He Yu, our co-founder and chief medical officer. Dr. Chris Yu, Dr. He Yu and each of our key management and scientific personnel may terminate his or her employment with us. If we lose any of our key management and scientific personnel, we may be unable to find replacements suitable to us. The loss of their services could significantly delay or prevent our achievement of our technology development, sales and other business objectives. We do not carry any key-man life insurance. In addition, we face intense competition for qualified individuals from numerous biotechnology and pharmaceutical companies, universities, governmental entities and other research institutions. Our limited operating history and the uncertainties attendant to being a development-stage biotechnology company with limited capital resources could limit our ability to attract and retain personnel. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

Our future success depends on our ability to promote our brand and protect our reputation.

We believe that enhancing and maintaining awareness of our “AnPac” brand is critical to achieving widespread acceptance of our cancer screening and detection tests, gaining trust for our testing services and attracting new customers. Successful promotion of our brand depends largely on the quality of the services we offer and the effectiveness of our branding and marketing efforts. Currently, we rely primarily on our own sales and marketing team to promote our brand and our cancer screening and detection tests, and we also engage sales agents, including companies we invested in. We expect our branding and marketing efforts will require us to incur significant expenses and devote substantial resources. We cannot guarantee that our marketing efforts will be successful. Brand promotion activities may not yield increased revenue in the near term, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth.

In addition, some companies that we established in China together with third parties—over which we do not have effective control—share with us the “AnPac” trading name and its Chinese characters that we use, and they at times act as sales agents for our CDA test. Given this shared use, any negative publicity related to these companies as well as their products and services, whether with merit or not and whether or not related to us, could adversely impact our brand and reputation. Furthermore, negative publicity about other market players or isolated incidents such as fraudulent behaviors, whether or not factually correct, may result in negative perception of the early cancer screening and detection industry as a whole and undermine the credibility we have established, which may negatively affect our business and results of operations.

If we are unable to effectively protect our intellectual property, our business would be harmed.

We rely on patent protection as well as trademark, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary devices, tests and technologies, all of which provide limited protection and may not adequately protect our rights. If we fail to effectively protect and/or maintain our patented devices, tests and technologies, our competitive position and prospects could be adversely affected. Furthermore, we could incur substantial litigation costs in our attempts to recover or restrict use of our patents and other intellectual property.

We cannot assure investors that any of our currently pending or future patent applications will result in granted patents, and we cannot predict how long it will take for such patents to be issued, if at all. It is possible that, for any of our patents that have been issued or that may be issued in the future, our competitors may design their products around our patented technologies. Further, we cannot assure you that other persons will not challenge any patents granted to us or that courts or regulatory agencies will hold our patents to be valid, enforceable, and/or infringed. We cannot guarantee you that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge or challenges to our patents could result in the unenforceability or invalidity of these patents, or these patents being interpreted narrowly and/or in a manner adverse to our interests. Our ability to establish or maintain a technological or competitive advantage over our competitors and/or market entrants may be diminished because of these uncertainties. For these and other reasons, our intellectual property may not provide us with any competitive advantage. For example:

•	we might not have been the first to make the inventions claimed or disclosed by our pending patent applications or issued patents;

•

we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings or derivation proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to us, and could possibly result in a loss or narrowing of our patent rights. We cannot assure you that our patent applications or granted patents will have priority over any other patent or patent application involved in such a proceeding, or will be held valid as an outcome of the proceeding;

•

other persons may independently develop similar or alternative products and technologies or duplicate any of our products and technologies, which can potentially impact our market share and revenue, regardless of whether our intellectual property rights are successfully enforced against these other persons;

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it is possible that our pending patent applications will not result in granted patents, and even if these pending patent applications are issued as patents, they may not provide intellectual property protection of commercially viable products or product features, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties, patent offices, and/or the courts;

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we may be unaware of or unfamiliar with prior art and/or interpretations of prior art that could potentially impact the validity or scope of our patents or pending patent applications, or patent applications that we intend to file;

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we take efforts and enter into agreements with employees, consultants, collaborators, and advisors to confirm ownership and chain of title in intellectual property rights. However, an inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us;

•	we may elect not to maintain or pursue intellectual property rights that, at some point in time, may be considered relevant to or enforceable against a competitor;

•	we may not develop additional proprietary products and technologies that are patentable, or we may develop additional proprietary products and technologies that are not patentable;

•	the patents or other intellectual property rights of others may have an adverse effect on our business; and

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we apply for patents relating to our devices, tests and technologies, as we deem appropriate. However, we or our representatives or their agents may fail to apply for patents on important devices, tests and technologies in a timely fashion or at all, or we or our representatives or their agents may fail to apply for patents in potentially relevant jurisdictions.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct or indirect competition. If our intellectual property does not provide adequate coverage over our competitors’ products, our competitive position and our business could be adversely affected.

In addition to patent protections, we also try to protect our trade secrets, know-how and other proprietary information through non-disclosure and confidentiality provisions in our agreements with parties who have access to them, such as our employees, consultants and research partners. These agreements may not be enforceable or may not provide meaningful protection for our trade secrets, know-how and/or other proprietary information in the event of unauthorized uses or disclosure or other breaches of the provisions, and we may not be able to prevent such unauthorized uses or disclosure. Moreover, if a party having an agreement with us has an overlapping or conflicting obligation to a third party, our rights in and to certain intellectual property could be undermined. In addition, monitoring unauthorized disclosure and uses of our trade secrets is difficult, and we do not know whether the steps we have taken to prevent such disclosure and uses are, or will be, adequate. If we were to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable, and any remedy may be inadequate. In addition, courts outside the United States may be less willing to protect trade secrets.

In addition, competitors could purchase our devices and tests and attempt to replicate and/or improve some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, and design their devices and tests around our protected technologies or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect our market share against competitors’ devices and tests, our competitive position could be adversely affected, as could our business.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents. In the event of infringement or unauthorized use, we may file one or more infringement lawsuits, which can be expensive and time-consuming. An adverse result in any such litigation proceedings could put one or more of our patents at risk of being invalidated, being found to be unenforceable, and/or being interpreted narrowly. Adverse results of these types could also put our patent applications at risk of not being issued and/or impact the validity or enforceability positions of our other patents. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that part of our confidential information could be compromised by disclosure.

Many of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations, continue our internal research programs, pursue, obtain or maintain intellectual property rights, or enter into research and development partnerships that would help to validate and commercialize our tests.

In addition, patent litigation can be very costly and time-consuming. An adverse outcome in such litigation or proceedings may expose us or any of our future development partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.

The validity, enforceability and scope of intellectual property rights protection in biotechnology industries, particularly in China, are uncertain and still evolving. We cannot be certain that our devices, tests and technologies do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights. Any such proceeding and claims could result in significant costs to us and divert the time and attention of our management and technical personnel from the operation of our business. These types of claims could also potentially adversely impact our reputation and our ability to conduct business and raise capital, even if we are ultimately absolved of all liability. Moreover, third parties making claims against us may be able to obtain injunctive relief against us, which could block our ability to offer one or more devices or tests and could result in a substantial award of damages against us. In addition, since we may indemnify customers or collaboration partners, we may have additional liability in connection with any infringement or alleged infringement of third party intellectual property. Intellectual property litigation can be very expensive, and we may not have the financial means to defend ourselves or our customers or collaboration partners.

Because patent applications can take many years to issue, there may be pending applications, some of which are unknown to us, that may result in issued patents upon which our devices, tests or proprietary technologies may infringe. Moreover, we may fail to identify issued patents of relevance or incorrectly conclude that an issued patent is invalid or not infringed by our technology or any of our devices or tests. There is a substantial amount of litigation involving patents and other intellectual property rights in our industry. If a third-party claims that we or any of our customers or collaboration partners infringe upon a third-party’s intellectual property rights, we may have to:

•	seek to obtain licenses that may not be available on commercially reasonable terms, if at all;

•	abandon any product alleged or held to infringe, or redesign our products or processes to avoid potential assertion of infringement;

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pay substantial damages including, in exceptional cases, treble damages and attorneys’ fees, if a court decides that the device, test or proprietary technology at issue infringes upon or violates the third-party’s rights;

•	pay substantial royalties or fees or grant cross-licenses to our technology; and

•	defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

Some of our employees were previously employed at other life science companies, including our potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, and we are not currently subject to any claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties, we may in the future be subject to such claims. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If our laboratories and other facilities become damaged or inoperable, our ability to conduct our laboratory analysis and our research and development efforts may be jeopardized.

We currently derive substantially all of our revenue from cancer screening and detection tests conducted at our laboratory located in Lishui, Zhejiang Province, China. We also intend to sell our CDA device in China after obtaining relevant approvals from the NMPA. We use our own facilities in Lishui to assemble our CDA device, in addition to engaging third-party contract manufacturers to manufacture its key components. In the United States, we plan to market our CDA test initially as an LDT, and we intend to perform all our research and commercial tests in our own laboratory in San Jose, as well as in our proposed new laboratory in Philadelphia after it is established. Our facilities and equipment, or those of our third-party contract manufacturers, could be harmed or rendered inoperable by natural or man-made disasters, including fire, earthquake, power loss, communications failure or terrorism. These types of developments could render it difficult or impossible for us to operate our cancer screening and detection tests and assemble our device for some period of time. If we are unable to perform our tests or to reduce the backlog of analysis that could develop if our facilities are inoperable, for even a short period of time, it could result in a loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation. We have not purchased any property insurance or business interruption insurance. Damages to, or interruptions in the operations of, our laboratories and other facilities could have a material adverse impact on our results of operations and financial condition. Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facilities and purchase our equipment, to locate and qualify a new facility or equipment or to license or transfer our proprietary technology to a third-party, particularly in light of licensure and accreditation requirements. Even in the unlikely event that we are able to find a third party with such qualifications to enable us to conduct our test, we may be unable to negotiate commercially reasonable terms.

Security threats to our information technology infrastructure could expose us to liability and damage our reputation and business.

Because our testing services and research and development activities enable us to access customers’ and research partners’ proprietary information, it is essential to our business strategy that our information technology infrastructure remains secure and is perceived by our customers and research partners to be secure. Despite our security measures, we may face cyber-attacks that attempt to penetrate our network security, sabotage or otherwise disable our research, tests and services, misappropriate our or our customers’ and research partners’ proprietary information, which may include personally identifiable information, or cause interruptions of our internal systems and services. We have not purchased any cyber insurance. Any cyber-attacks could negatively affect our reputation, damage our network infrastructure and our ability to deploy our products and services, harm our relationship with customers and research partners that are affected, and expose us to significant financial liabilities.

We depend on third-party suppliers, sales agents, service providers and research partners for different aspects of our business.

We depend on third parties for different aspects of our business, including suppling blood samples for our research studies and reagents required for biomarkers used in our combination tests, performing a portion of auxiliary biomarker-based tests in our combination tests, sales of our cancer screening and detection tests to our customers, and collecting blood samples for our commercial cancer screening and detection tests. Selecting, managing and supervising these third-party suppliers, sales agents and service providers requires significant resources and expertise. Poor performance by these third parties, including their failure to provide services or products according to applicable legal and regulatory requirements, the terms of our contracts or otherwise below standard, could significantly and negatively affect the quality of our cancer screening and detection tests and damage our reputation. Decreases in the level of sales agents’ purchases of tests from us for resale to the end-customers could adversely affect our revenue growth. In addition, the service or cooperative agreements we have with third-party suppliers, sales agents and service providers are subject to a term, and are not on an exclusive basis. If these third parties do not continue to maintain or expand their cooperation with us, we would be required to seek new suppliers and sales agents, which could cause delays in services to us and negatively affect the quality and availability of our cancer screening and detection tests. Any of the above factors could adversely impact our results of operations and financial position.

In addition, certain of our research partners in China, which are primarily renowned hospitals and medical institutions, collaborate with us and provide blood samples that we use to conduct various research studies. These partners may cease cooperation with us in the future, especially if they enter into similar agreements or arrangements with our competitors. If we are unable to readily access sufficient blood samples to conduct our commercial tests and research studies, we may be unable to compete effectively with other laboratories that have greater access to blood samples, and our business, financial condition and results of operations may be harmed.

We rely on third-party contract manufacturers for the manufacturing of key components of our CDA devices.

We design and configure all of the key components of our CDA device and have outsourced the manufacturing of these components of our CDA devices to third-party contract manufacturers. Our revenue is generated primarily from our CDA tests conducted using our CDA devices. Our contract manufacturers may fail to deliver these key components for reasons beyond our control. For example, they may encounter financial difficulties or experience disruptions in their manufacturing operations due to equipment breakdowns, labor disputes or shortages, raw material shortages, cost increases or other similar reasons. If they fail to timely deliver those key components for us to assemble our CDA device or maintain the quality of their products, our ability to conduct our commercial CDA-based tests could be adversely affected. Currently, we do not have any long-term or exclusive supply contracts with any of our contract manufacturers. Our contract manufacturers may cease to provide us with the key components of our CDA devices. Since qualifying a new contract manufacturer could be costly and time-consuming, the termination of a contract manufacturer could cause disruption to our business and adversely impact our results of operations.

We rely on commercial courier delivery services to transport blood samples to our laboratory facilities in a timely and cost-efficient manner, and if these delivery services are disrupted, our business will be harmed.

Our business depends on our ability to quickly and reliably deliver test results to our customers. We rely on commercial courier delivery services to transport blood samples to our laboratory facilities timely and cost efficiently. Blood samples are typically received within a few days in China for analysis in our laboratories. Disruptions in third-party delivery service, whether due to labor disruptions, bad weather, natural disaster, terrorist acts or threats or for other reasons, could adversely affect specimen integrity and our ability to process blood samples and conduct tests in a timely manner and to service our customers satisfactorily, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our ICFR. However, in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018 and, we and our independent registered public accounting firm identified two “material weaknesses” in our ICFR and other control deficiencies. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses and other control deficiencies identified were our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the Securities and Exchange Commission, or SEC, rules, and a lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remediate timely these deficiencies. For details about remediation, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting” for more details. However, the implementation of these measures may not fully address the material weakness and deficiencies in our ICFR, and we may be unable to conclude that they have been remediated. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective ICFR could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Furthermore, had our independent registered public accounting firm conducted an audit of our ICFR, it might have identified additional material weaknesses and deficiencies. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 will require that we maintain effective ICFR and include a report from management on the effectiveness of our ICFR in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our ICFR. Our management may conclude that our ICFR is not effective. Moreover, even if our management concludes that our ICFR is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our ICFR. In addition, if we fail to maintain the adequacy of our ICFR, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective ICFR in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Our business may suffer if we are unable to collect payments from our corporate customers on a timely basis.

We typically offer credit terms of one to three months to our sales agents and other corporate customers. Any downturn in the businesses of our sales agents and other corporate customers could reduce their willingness or ability to pay us. The failure of any of our sales agents or other corporate customers to make timely payments could require us to recognize an allowance for doubtful accounts, For example, we had allowance for accounts receivable of RMB351,000 and RMB352,000 (US$51,000) as of December 31, 2017 and 2018, respectively. We cannot guarantee that we will be able to collect these doubtful accounts. As a result, our results of operations and financial condition may be adversely affected.

We have granted, and may continue to grant, stock incentive awards, which may result in increased share-based compensation expenses.

We [adopted] our 2019 share incentive plan, or 2019 Plan, so that we can grant share-based compensation awards to our [directors, officers, employees and consultants] to incentivize their performance and align their interests with ours. The maximum number of ordinary shares that may be issued pursuant to all awards under our 2019 Plan is                . We have also separately issued options to our directors, officers, employees and consultants outside of our 2019 Plan. As of the date of this prospectus, options to purchase 11,635 ordinary shares have been granted and are outstanding.

We believe the granting of stock incentive awards is of significant importance to our ability to attract and retain our management, employees and consultants, and we will continue to grant stock incentive awards to our management, employees and consultants in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these stock incentive plans will have a dilutive effect on your shareholding in our company.

We may be subject to litigation and other claims and legal proceedings, and may not always be successful in defending ourselves against these claims or proceedings.

We are subject to lawsuits and other claims in the ordinary course of our business. We have been, and may in the future be, subject to lawsuits and other legal proceedings brought by our customers, competitors, employees, business partners, investors, other shareholders of the companies we invest in, or other entities against us, in matters relating to intellectual property rights, contractual disputes, competition claims and employment disputes, among others. We may also be subject to regulatory proceedings, such as any non-compliance with licensing requirements, advertising practices, and protection of data privacy of the tested individuals. We may not be successful in defending ourselves, and the outcomes of these lawsuits and proceedings may be unfavorable to us. Lawsuits and regulatory proceedings against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our customer base, market position and our relationships with our research partners and other business partners. In addition to the related costs, managing and defending litigation and other legal proceedings and related indemnity obligations can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or other claims with a substantial amount of cash, negatively affecting our liquidity. As a result, our business, financial condition and results of operations could be adversely affected.

We have limited business insurance coverage.

Our business insurance is limited, and we do not carry business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. Any uninsured damage to our facilities or technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Government Regulations

PRC

As a biotechnology company, we are required to comply with extensive regulations and obtain and maintain a number of permits and licenses to carry on our business in China; future government regulation may place additional burdens on our efforts to commercialize our cancer screening and detection tests and device.

As a biotechnology company, we are subject to extensive government regulation and supervision in China. Violation of applicable laws and regulations may materially and adversely affect our business. For example, we are required to obtain a medical institution practice license from the PRC National Health Commission, or the NHC, for our laboratories to conduct cancer screening and detection tests in China. We also need to obtain a medical device manufacture license and a medical device registration certificate from the NMPA for the manufacturing and commercial use and sale of our CDA device.

Each of our current NHC medical institution practice licenses and our NMPA Class II medical device manufacture license and registration certificate has a five-year term. We are applying for a Class III medical device registration certificate from the NMPA. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. If we are unable to renew our existing licenses and certificates or obtain the Class III medical device license or update our medical device manufacture license, or obtain or renew any other material permits or approvals required for our operations, we may be unable to continue to sell our cancer screening and detection tests or to commercialize our CDA device in China and, as a result, our business may be adversely affected.

In addition, China’s regulatory framework governing biotechnology companies is subject to change and amendment from time to time. Any such change or amendment could materially and adversely impact our business, financial condition and prospects. The PRC government has introduced various reforms to the Chinese healthcare system in recent years and may continue to do so, with an overall objective of expanding basic medical insurance coverage and improve the quality and reliability of healthcare services. The specific regulatory changes under the reforms still remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals, and as a result, we may not be able to benefit from these reforms to the level we expect, if at all. Moreover, the reforms could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

If we are unable to maintain our medical device or laboratory related licenses and certificates, our growth strategy may be compromised.

Pursuant to the Regulation on the Supervision and Administration of Medical Devices as amended by the PRC State Council in May 2017, medical devices are classified into three classes according to their risk levels. Class II medical devices are medical devices with moderate risks that must be strictly controlled and regulated to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks that must be strictly controlled and regulated through special measures to ensure their safety and effectiveness. In addition, the Measures for the Supervision and Administration of the Operation of Medical Devices as promulgated by the NMPA’s predecessor, the China Food and Drug Administration, or the CFDA, in November 2017 regulate entities that engage in business activities involving medical devices in the PRC in accordance with the medical devices’ risk levels. The Class II medical device registration certificate and the Class III medical device registration certificate are required for an entity to conduct business activities involving these medical devices.

We have obtained the Class II medical device registration certificate from the NMPA, which allows us to conduct our tests in our licensed laboratories. To perform our CDA test outside of our laboratories and market them to Chinese hospitals, in December 2018, we applied for a Class III medical device registration certificate from the NMPA for our CDA device. We believe it will likely take at least three years for us to obtain this license from the NMPA. After we obtain this license, we will update our medical device manufacture license, which we believe is a relatively straightforward procedure. However, there is no assurance that we will receive this NMPA approvals on a timely basis, or at all. If we fail to maintain and renew our Class II medical device registration certificate or if we are unable to obtain the Class III medical device license and update our medical device manufacture license, our ability to grow our business could be adversely affected.

We believe our NHC medical institution practice license and NMPA Class II medical device registration certificate and manufacture license are effective and cover our current commercialized CDA test, which provides a cancer risk assessment. However, the PRC laws and regulations governing cancer screening and detection devices and tests are subject to uncertainties and regulatory discretion, including changes in interpretation and application, such as in respect of restrictions on foreign investments in clinical laboratories. There is also a risk that the relevant regulatory authorities could disagree with our assessment of the commercial activities permitted by our certificates and licenses. For more information on this, see “Regulations—PRC Regulations—Other Significant PRC Regulations Affecting Our Business Activities in China.” Moreover, if we begin to commercialize our CDA test for other purposes such as assisting in diagnosis, prognosis and recurrence, this regulatory uncertainty and risk would be greater. If the relevant regulatory authorities were to assert that our current or future commercial cancer screening and detection tests were not permitted by our licenses or revoke any of our NMPA or NHC licenses and certificates and require us to take remedial actions to their satisfaction, or if we were unable to obtain amended or additional required licenses or approvals, then our business and financial results would be adversely affected.

We are subject to ongoing obligations and continued regulatory review and to future changes in laws, regulations or enforcement policies in China.

We are subject to ongoing obligations and continued regulatory review in relation to our laboratories and our medical devices. Even if the NMPA grants our application for a Class III medical device registration certificate and allows us to update our medical device manufacture license accordingly, or if we successfully maintain and renew our Class II medical device manufacture license and registration certificate, our CDA device will be subject to extensive and ongoing regulatory requirements.

In addition, there could be a subsequent discovery of previously unknown problems with our device (including problems with third-party manufacturers or manufacturing processes) or failure to comply with existing or future regulatory requirements (including in respect of our conducting of cancer screening and detection tests). For example, if we were found to have conducted any of these tests in premises other than a licensed laboratory, we could be subject to confiscation of revenue from the relevant tests as well as other penalties. For more information on this, see “Regulations—PRC Regulations—Regulation on Medical Devices and Medical Institutions—Medical Institutions Laws and Regulations.” Any government investigation of alleged violations of law could require us to expend significant time and resources and could result in adverse government actions (including penalties on us) and negative publicity on our brand.

Moreover, laws, regulations and enforcement policies in China, including those regulating medical institutions, devices and supplies, are evolving. Changes in these areas could impose more stringent requirements on us, including fines or other penalties, and increase our compliance and other operating costs. Changes in government regulations could also prevent, limit or delay regulatory approvals in relation to our CDA device. If we are unable to maintain regulatory compliance, any regulatory approval that has been obtained may be lost and we may not be able to achieve or sustain profitability. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Any litigation or governmental investigation or enforcement proceedings against us in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

The absence of patent linkage, patent term extension and data and market exclusivity for NMPA-approved medical products could increase the risk of early generic competition against our tests in China.

The life of a patent and the protection it affords are limited under PRC law. Currently, while certain foreign laws regulate patent term extension, patent linkage to products to delay generic entry, or extension of data exclusivity (often referred to as regulatory exclusivity) in certain circumstances, China does not have any effective law or regulation in these aspects. Chinese regulators have set out a framework for delaying generic launches by adding patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. However, these measures will require the adoption of specific regulations, and to date, no such regulations have been adopted. If we are unable to obtain patent term extension or if such extension is shorter in length than requested, our competitors may obtain approval of competing products prior to or following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

Any change in the regulations governing the use of personal data in China, which are still under development, or any data leakage or unauthorized use of data by third parties could adversely affect our business and reputation.

We provide early cancer screening and detection services to tens of thousands of individuals in China. As a result, we have access to these tested individuals’ personal data, including their age, gender, disease status and medical records. We use this personal data internally to expand our test database and improve the clinical utility of our CDA technology. Chinese regulations governing the collection and use of personal data are still under development. We believe that there is no PRC legal restriction on our internal use of such data. Any change in the regulatory regime in this regard could potentially affect our ability with regard to the collection and use of these personal data, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Moreover, we may not be able to prevent third parties from illegally obtaining and misappropriating personal data of the tested individuals that we collect. Concerns about data leakage or unauthorized use of data by third parties, even if unfounded, could damage our reputation and negatively affect our results of operations.

United States

We conduct our business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

The U.S. life sciences industry is highly regulated, and the regulatory environment in which we operate may change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business in the United States include, U.S. federal and state laws relating to:

•	laboratory testing, including the CLIA and state laboratory licensing laws;

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the development, testing, use, distribution, promotion and advertising of research services, kits and clinical diagnostics, including certain LDTs which are regulated by the FDA under the U.S. Federal Food, Drug, and Cosmetic Act, or the FDCA;

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test ordering, documentation of tests ordered, billing practices and claims payment under the U.S. Centers for Medicare & Medicaid Services, or CMS, and the U.S. Department of Health and Human Services, or HHS, Office of the Inspector General, enforcing those laws and regulations;

•	medical device and in vitro diagnostic, or IVD, clearance, marketing authorization or approval;

•	FDA’s enforcement discretion to not regulate the majority of LDTs as IVDs;

•	laboratory anti-mark-up laws (which are laws or regulations that can limit the prices of medical tests);

•	the handling and disposal of medical and hazardous waste;

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fraud and abuse laws such as the U.S. Federal False Claims Act, or FCA, the Federal Health Care Program Anti-Kickback Statute, or AKS, the Criminal Health Care Fraud Statute and Stark Law (defined below), and state equivalents;

•	Occupational Safety and Health Administration rules and regulations;

•	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other U.S. federal and state medical data privacy and security laws;

•	the Genetic Information Non-discrimination Act and similar state laws; and

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coverage and restrictions on coverage and reimbursement for research services, kits, clinical diagnostics and cellular therapies and Medicare, Medicaid, other governmental payers and private insurers reimbursement levels.

In particular, the laws, regulations and policies governing the marketing of an LDT and clinical diagnostic tests and services are extremely complex, and in many instances there are no significant regulatory or judicial interpretations of these laws and regulations. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, design, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance, authorization or approval, marketing and promotion and sales and distribution of medical devices in the United States to ensure they are safe and effective. Medical devices are defined by the FDCA to include, among other things, instruments and in vitro reagents or other similar or related articles, which are intended for use in the diagnosis of disease or other conditions. In addition, the FDA regulates the import and export of medical devices. Most LDTs, however, are not currently regulated as medical devices under FDA’s current regulatory framework, although components of LDTs, including, for example, instruments, reagents, and sample collection devices, may be regulated as medical devices. If we are subject to these FDA requirements and do not comply, or later become subject to these requirements and fail to adequately comply, our business operations may be harmed. These requirements may additionally cause delays in our ability to market and sell our products or services, which may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

We plan to market our CDA test initially as an LDT, and future changes in the FDA’s enforcement discretion for LDTs could subject our operations to much more significant regulatory requirements.

We plan to initially market our CDA test in the United States as an LDT. LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA has a policy of enforcement discretion with respect to LDTs, whereby the FDA does not actively enforce its medical device regulatory requirements for these tests. However, in July 2014, the FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. In October 2014, the FDA issued two draft guidance documents stating that it intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. The FDA halted finalization of the draft guidance documents in November 2016 to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution. However, it is unclear if Congress or the FDA will modify the current approach to the regulation of LDTs in a way that would subject our CDA test to the enforcement of FDA regulatory requirements. The FDA Commissioner and the Director of the Center for Devices and Radiological Health, or CDRH, have expressed significant concerns regarding disparities between LDTs and IVDs that have been reviewed and cleared, authorized or approved by the FDA. The FDA has also determined that certain LDTs do not qualify for enforcement discretion because these tests pose higher risk to the public health. If we market our test initially as an LDT in the United States and the FDA were to determine that our test is not within the enforcement discretion policy for LDTs for any reason, including as a result of new rules, policies or guidance, or due to changes in law, our laboratory and test may become subject to extensive FDA requirements or otherwise impact our business. These types of changes could reduce our revenue or increase our costs and adversely affect our business, prospects, results of operations or financial condition. If required, the regulatory marketing authorization process required to bring our LDT into compliance may involve, among other things, successfully completing additional clinical validations and submitting to and obtaining from the FDA pre-market clearance (510(k)), authorization for a de novo petition, or approval of a Premarket Approval Application, or PMA. Furthermore, pending legislative proposals, if enacted, such as the Verifying Accurate, Leading-edge IVCT Development Act of 2018, or VALID Act, could create new or different regulatory and compliance burdens on us and could have a negative effect on our ability to keep products on the market or develop new products, which could have a material effect on our business. In the event that we market our test initially as an LDT in the

United States and then the FDA requires marketing authorization of our LDT in the future, the FDA ultimately may not grant any clearance, authorization or approval requested by us in a timely manner, or at all.

Our proprietary CDA device is an analytical instrument used as part of our CDA test, which may increase our risk that the FDA concludes that our test does not qualify as an LDT.

While the FDA has historically exercised enforcement discretion over the majority of LDTs, there are certain factors that have led to increased regulatory oversight. One such factor is the use of customized equipment and reagents. If the FDA were to conclude that our CDA device requires clearance, market authorization, or approval to be used as part of an LDT, it could prevent us from being able to offer our test. Even if we submit our CDA device for clearance, authorization, or approval, the FDA ultimately may not grant such clearance, authorization or approval requested by us in a timely manner, or at all.

Offering our proprietary cancer screening and detection test from more than one laboratory may increase our risk that the FDA concludes that our test does not qualify as an LDT.

While the FDA has historically exercised enforcement discretion over the majority of LDTs, it has narrowly defined an LDT as a test that is designed, manufactured and used within a single laboratory. However, the FDA has not historically taken enforcement action against laboratories with multiple facilities that offer the same test. If we offer our CDA test from more than one of our laboratories, the FDA could conclude that our test no longer qualifies as an LDT because it is not used within a single laboratory. If the FDA were to conclude that our cancer screening and detection test is not an LDT, that could prevent us from being able to offer our test until we receive appropriate FDA clearance, authorization or approval. Even if we submit for clearance, authorization or approval, the FDA may not ultimately grant such clearance, authorization or approval requested by us in a timely manner, or at all.

Failure to comply with U.S. federal or state laboratory licensing requirements and the applicable requirements of the FDA or any other regulatory authority or accrediting body, could cause us to lose the ability to perform our CDA test in the United States, experience disruptions to our business, or become subject to administrative or judicial sanctions.

We are subject to CLIA, a U.S. federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. Any testing subject to CLIA regulation must be performed in a CLIA-certified laboratory. CLIA certification is also required in order for us to be eligible to bill U.S. state and U.S. federal healthcare programs, as well as commercial payers, for our tests. We have obtained a CLIA Certificate of Registration for our laboratory in San Jose, California. We are seeking voluntary accreditation of our San Jose laboratory by CAP, and are awaiting CAP inspection to receive CAP accreditation and a CLIA Certificate of Accreditation for this laboratory. We also plan to open a new laboratory in Philadelphia, Pennsylvania in 2020 and will seek to obtain CLIA certification and CAP accreditation for this laboratory. To maintain our CAP accreditation and CLIA certification, we are subject to survey and unannounced inspection every two years.

We are required to maintain a California clinical laboratory license for our San Jose laboratory to conduct testing. We will be required to maintain a Pennsylvania clinical laboratory license in order for our to-be-established Philadelphia laboratory to conduct testing. In addition, some other states may require our California and Philadelphia laboratories to be licensed there in order to accept blood samples from those states or may have such requirements in the future. To maintain our state licenses, we may be subject to survey and inspection every two years.

Failure to comply with applicable clinical laboratory certification and licensure requirements, including proficiency testing, may result in a range of enforcement actions, including suspension, limitation or revocation of our CAP accreditation, CLIA certificate and/or state licenses, imposition of a directed plan of corrective action, onsite monitoring, civil monetary penalties, criminal sanctions and revocation of the laboratory’s approval to receive Medicare and Medicaid payment for its services. Any of these enforcement actions or our failure to renew our CLIA certificate, a state license or other accreditation could have a material adverse effect on our business, financial condition and results of operations. Even if we were able to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

If we are unable to obtain or maintain regulatory clearance or approvals in the United States, or if we experience delays in receiving clearance or approvals, our growth strategy may not be successful.

In the United States, we plan to initially offer our CDA test for clinical use as an LDT in our laboratory in San Jose, California. Because we developed this test and will offer this test solely for use within our laboratory, we believe that we may market the test as an LDT. Under current FDA enforcement policies, the FDA does not enforce its premarket clearance or approval requirements for certain LDTs before commercialization. The FDA could disagree with this assessment, however, in which case we would be required to obtain clearance, authorization, or approval for our device and/or test to continue marketing.

In addition, a key element of our longer term business strategy is to place our CDA device in other laboratories to broaden access to our technology and increase demand for our tests and any future tests that we may develop. In order to distribute our cancer screening and detection test and device outside of our laboratory, we will need to obtain FDA clearance, authorization, or approval for our test and device.

The FDA regulates medical devices, including IVDs, that are sold and distributed in U.S. interstate commerce. Unless an exemption applies, generally, before a new medical device or a new use for a medical device may be sold or distributed in the United States, the medical device must receive either a 510(k) premarket notification clearance, de novo marketing authorization, or a PMA approval from the FDA. As a result, before we can market or distribute our device and test in the United States for use by other clinical testing laboratories, we must first obtain FDA510(k) clearance, de novo marketing authorization, or PMA approval. We have not yet applied for clearance, marketing authorization, or approval from the FDA, and need to complete additional validations before we are ready to apply. We believe it would likely take two years or more to conduct the clinical studies and trials necessary to obtain clearance, marketing authorization, or approval from the FDA to commercially launch our tests outside of our clinical laboratory. Once we apply, we may not receive the FDA clearance, marketing authorization, or approval for the commercial use of our device and test on a timely basis, or at all.

The FDA can delay, limit or deny clearance, authorization or approval of a device for many reasons, including:

•	inability to demonstrate to the satisfaction of the FDA that the products are safe or effective for their intended uses;

•	the FDA’s disagreement with the design, conduct or implementation of the clinical studies or the analysis or interpretation of data from preclinical studies, analytical studies or clinical studies;

•	serious and unexpected adverse device effects experienced by participants in clinical studies;

•	the data from preclinical studies, analytical studies and clinical studies may be insufficient to support clearance, authorization or approval, where required;

•	the inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

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an advisory committee, if convened by the FDA, may recommend against approval of a PMA or other application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical studies, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the FDA may still not approve the product;

•	the FDA may identify deficiencies in our marketing application, and in our or our collaborators’ manufacturing processes, facilities or analytical methods;

•	the potential for policies or regulations of the FDA to change significantly in a manner rendering clinical data or regulatory filings insufficient for clearance, authorization or approval; and

•	the FDA may audit clinical study data and conclude that the data are not sufficiently reliable to support a PMA application.

There are numerous FDA personnel assigned to review different aspects of marketing submissions, and uncertainties can be presented by their ability to exercise judgment and discretion during the review process. During the course of review, the FDA may request or require additional data and information, and the development and provision of these data and information may be time-consuming and expensive. The process of obtaining regulatory clearances, authorizations or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances, authorizations or approvals on a timely basis or at all for our proposed products. If we are unable to achieve clearance or approval or if other laboratories do not accept our device and test, our ability to grow our business could be compromised.

Clinical studies involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

In order to receive FDA clearance, marketing authorization, or approval for the commercialization of our CDA test and/or device in the United States, we must conduct, at our own expense, extensive analytical testing and clinical studies to demonstrate safety and effectiveness of our device and test for the intended indication of use. Clinical testing is expensive, can take many years to complete, if at all, and its outcome is uncertain. Failure can occur at any time during the clinical study process. Also, our CDA device and test may not prove to be safe and efficacious in the clinical studies, and they may not meet all the applicable regulatory requirements needed to receive the FDA approval. The results of our clinical studies may not support the clinical validation needed to offer our cancer screening and detection test in the U.S. In addition, clinical claims for our test that are supported by the clinical studies results may not be commercially viable.

If we receive FDA clearance, marketing authorization, or approval of our CDA device and test, we will continue to be subject to extensive FDA regulatory oversight.

Medical devices are subject to extensive regulation by the FDA in the United States. If our CDA device is cleared, authorized, or approved by the FDA, we will need to comply with applicable regulatory requirements and our failure to do so could result in enforcement action by the FDA or state agencies. Any of these enforcement actions could also result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations and financial condition.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action in the United States. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions will be implemented and the extent to which they will affect the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees. Misconduct by our employees could include intentional failures to comply with the regulations of the FDA or non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, or report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, individual imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

We could be subject to healthcare fraud and abuse laws and patient privacy laws of both the U.S. federal government and the states in which we conduct our business. The laws include, but are not limited to:

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the AKS, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for an item or service or the purchasing or ordering of a good or service, for which payment may be made under U.S. federal healthcare programs such as the Medicare and Medicaid programs;

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the FCA which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other payers that are false or fraudulent, and which may apply to entities like us which provide coding and billing information to customers;

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HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

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state law equivalents of each of the above U.S. federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by U.S. federal laws, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable U.S. federal and state privacy, security and fraud laws may prove costly.

Our collection, use and disclosure of individually identifiable information, including health and/or employee information, is subject to U.S. state, U.S. federal and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.

The privacy and security of personally identifiable information stored, maintained, received or transmitted, including electronically, is a major issue in the United States and abroad. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to “unfairness” and “deception,” as enforced by the FTC and state attorneys general, continue to evolve, and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Concerns about our practices with regard to the collection, use, retention, disclosure or security of personally identifiable information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

Numerous foreign, U.S. federal and state laws and regulations govern the collection, dissemination, use and confidentiality of personally identifiable health information, or PHI, including state privacy and confidentiality laws (including state laws requiring disclosure of breaches); U.S. federal and state consumer protection and employment laws; HIPAA; and European and other foreign data protection laws. These laws and regulations are increasing in complexity and number, may change frequently and sometimes conflict.

HIPAA establishes a set of national privacy and security standards for the protection of individually identifiable health information, including PHI by health plans, healthcare clearinghouses and healthcare providers that submit certain covered transactions electronically, or covered entities, and their business associates, which are persons or entities that perform certain services for, or on behalf of, a covered entity that involve creating, receiving, maintaining or transmitting PHI.

Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and the Health Information Technology for Economic and Clinical Health Act, or HITECH, vary significantly, and can include civil monetary penalties of up to $57,051 per violation, not to exceed $1.71 million per calendar year for each provision that is violated. A single breach incident can result in findings of violations of multiple provisions, leading to possible civil penalties in excess of $1.71 million in a single year. Violations of HIPAA may also result in criminal penalties. For example, a person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. In certain circumstances, criminal fines up to $250,000 per violation and/or up to ten years’ imprisonment may be imposed. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. Responding to government investigations regarding alleged violations of these and other laws and regulations, even if ultimately concluded with no findings of violations or no penalties imposed, can consume company resources and impact our business and, if public, harm our reputation.

Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we may have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. The interplay of U.S. federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI, or personally identifiable information along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.

We may be exposed to liabilities under the United States Foreign Corrupt Practices Act, or FCPA, and Chinese anti-corruption laws, and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

We are subject to the FCPA. The FCPA generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of China. Our current customers include state-owned enterprises and, after we obtain the Class III medical device registration certificate, we plan to sell our CDA tests and devices to hospitals in China, many of which are state-owned. As a result, we may engage with Chinese officials or persons of equivalent status during the ordinary course of our business. We do not fully control the interactions that our employees and sales agents have with those officials or persons, and they may try to increase sales volumes of our tests through means that constitute violations of the FCPA, the PRC anti-bribery laws or other related laws. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or sales agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies and the current tensions in international economic relations could have an adverse effect on our business and operations.

Most of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, allocation of resources, evolving regulatory system and lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on China’s overall economic growth. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our cancer screening and detection test and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

Recently there have been heightened tensions in economic relations between the United States and China. The U.S. government has recently imposed, and proposed to impose additional, new or higher tariffs on products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing largely commensurate tariffs on products imported from the United States. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. As a biotechnology company with operations primarily based in China as well as the United States, our plan to commercialize our CDA test in, and export our CDA device to, the United States after obtaining relevant approvals from the FDA could be adversely affected by these or future trade developments. In addition, increased protectionism and the risk of global trade war, which result in weaker global trade and lower levels of economic activity, could reduce the demand for our tests and adversely affect our business.

Uncertainties with respect to China’s legal system could have a material adverse effect on our business and operations.

We conduct our businesses in China primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies, and the enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the PRC State Administration of Foreign Exchange, or SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

In March 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effective on June 9, 2016 and, among other things, amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope, or to provide loans to persons other than affiliates, unless otherwise permitted under its business scope. SAFE Circular 19 and SAFE Circular 16 may limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries and convert the net proceeds into RMB.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we conduct most of our business through our subsidiaries incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

In the past, local governments in the PRC granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do not, we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations. Government grant and subsidies we recognized for the years ended December 31, 2017 and 2018 was RMB1.4 million and RMB5.9 million (US$857,000), respectively.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a PRC resident enterprise for PRC income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders, and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law and its implementation rules, an enterprise established outside China may be considered as a PRC resident enterprise provided that its “de facto management body” is located within China. According to the implementation rules, “de facto management body” is interpreted as a body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation, or the SAT, issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how “de facto management body” rule should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder minutes, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

According to these rules and regulations, we may be considered as a PRC resident enterprise by the PRC tax authorities for tax purposes and a number of unfavorable tax consequences could follow. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold tax from dividends we pay at a rate of 10% in case to non-PRC enterprise shareholders (including ADS holders) or 20% in case to non-PRC individual shareholders (including ADS holders); in addition, gains realized on the sale or other disposition of our ordinary shares or ADSs may be subject to PRC tax, at a rate of 10% in case of non-PRC enterprise shareholders (including our ADS holders) or 20% in case of non-PRC individual shareholders (including ADS holders), if such dividends or gains are deemed to be from PRC sources. Any such PRC tax liability may be reduced under an applicable tax treaty. However, it is unclear whether non-PRC shareholders (including our ADS holders) of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of our company acquired and sold on public securities markets.

In October 2017, the SAT issued the Public Notice on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, which took effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid the tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB is no longer pegged to the U.S. dollar, and the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our holding company incorporated in the BVI primarily relies on dividend payments from our PRC subsidiaries to fund our cash and financing requirements. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows, the PRC government may from time to time impose more restrictive foreign exchange policies and increase scrutiny of major outbound capital movements. More restrictions and substantial vetting processes may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC laws and regulations have more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, Anti-Monopoly Law of the PRC and the Rules of the PRC Ministry of Commerce, or the MOFCOM, on Implementation of the Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where offshore companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

According to these laws and regulations, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns, and for mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises that have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

We might grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or

SAFE Circular 37, in July 2014 that requires PRC residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing, referred to as “offshore special purpose vehicle.” In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investment, or SAFE Notice 13, released on February 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the foreign exchange registration under SAFE Circular 37 from June 2015.

Due to the inherent uncertainty in the implementation of regulatory requirements by the PRC governmental authorities, SAFE Circular 37 registration might not be always practically available under all circumstances as prescribed in those regulations. In addition, we may not at all times be fully aware or informed of the identities of all the PRC residents holding direct or indirect interest in our company. As such, we cannot assure you that all of our PRC resident beneficial owners are in compliance and will comply with SAFE regulations, including those requiring them to make necessary applications, filings and amendments. The failure or inability of our PRC resident shareholders to comply with the SAFE registrations, or failure by us to update the foreign exchange registrations of our PRC subsidiaries, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Certain of our directors, executive officers, employees and consultants who are PRC residents may participate in our 2019 Plan, and therefore will be subject to these regulations upon the completion of this offering. Failure of these PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

In addition, the SAT has issued certain circulars concerning employee share incentives. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Our business and our profitability may be negatively affected by the rising labor costs and potential obligations to make additional contributions of social insurance premium and housing funds.

In recent years, labor costs in China have continued to increase, driven by increased inflation, as well as enactment of new labor laws. As a result, we expect our labor costs, including wages and employee benefits, to continue to increase in the foreseeable future. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be adversely affected.

In addition, we are required by PRC laws and regulations to participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance, work-related injury insurance, employment injury insurance, maternity insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. The relevant government agencies may examine whether an employer has made adequate payments of these requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We have historically failed to promptly make social insurance and housing fund contributions in full with respect to our employees. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions, and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected.

Proceedings instituted by the SEC against five China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 five China-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms, including our independent registered public accounting firm, from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

If the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ordinary shares may be adversely affected.

In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The audit report included in this prospectus is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to the ADSs and This Offering

An active trading market for our shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have applied to list our ADSs on the Nasdaq. We have no current intention to seek a listing for our ordinary shares on any other stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs has been determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs may be volatile regardless of our operating performance.

The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, business partnerships or joint ventures by us or our competitors;

•	announcements of new test and service offerings, solutions and expansions by us or our competitors;

•	failure on our part to realize monetization opportunities as expected;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our technology, our tests or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade, and you may not be able to sell your shares at prices you deem acceptable. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

After this offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a direct or indirect controlling influence on us.

We anticipate that our directors, officers and current five percent or greater shareholders and affiliated entities will together beneficially own approximately     % of our ordinary shares issued and outstanding after this offering, assuming the underwriter does not exercise its option to purchase additional ADSs and excluding shares issuable upon exercise of unexercised options or upon exercise of the warrants we granted to the underwriter. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

If securities or industry analysts do not publish research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us, or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Substantial future sales or perceived potential sales of ADSs or ordinary shares, including upon the exercise of vested options, in the public market could cause the price of ADSs to decline.

Sales of substantial amounts of our ADSs or ordinary shares, including upon the exercise of vested options, in our company in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be             ordinary shares (including            ordinary shares represented by ADSs) outstanding immediately after this offering, assuming the underwriter does not exercise its over-allotment option or the warrants we granted to the underwriter and excluding shares issuable upon the exercise of vested but unexercised options. In connection with this offering, we, our directors, executive officers, and our shareholders holding 1% or more of our ordinary shares outstanding prior to the effective date of this offering have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. In addition, we have agreed to instruct the depositary not to accept any shares for deposit for the issuance of ADSs for 180 days after the date of this prospectus (other than in connection with this offering), without prior written consent from the underwriter. However, at the request of the parties subject to the lock-up restriction, the underwriter may exercise its discretion to release the lock-up restriction prior to the expiration of the lock-up period, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. Also, there may be perception that the parties subject to the lock-up restriction will sell the shares after the lock-up period. Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association (the “M&A”) contain provisions which may have the effect of limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

As we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed that if it or the custodian receives any cash dividends or other distributions on ordinary shares or other deposited securities underlying the ADSs, it will pay them to you after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933 but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we instruct the depositary to ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary how to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the U.S. federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

In addition, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under U.S. federal securities laws in U.S. federal courts.

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

We are a company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside within China for a significant portion of a year or are PRC nationals and a substantial portion of their assets are within China. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the British Virgin Islands and China, see “Enforceability of Civil Liabilities.”

In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. For more information, see “Description of Share Capital—Differences in Corporate Law—Shareholders’ Suits”. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law, and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory enforcement in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary. For more information, see “Enforceability of Civil Liabilities.” This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from certain matters. For more information, see “Description of Share Capital—Differences in Corporate Law—Shareholders’ Suits.”

Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association, which are more limited than the rights afforded investors under the laws of many states in the United States.

You may have difficulty enforcing judgment against us or our directors and officers.

We are a BVI holding company and most of our assets are located outside of the United States. In addition, certain of our directors and executive officers are residents of the PRC, and substantially all of their assets and our assets are located in the PRC. As a result, you may not be able to effect service of process upon us or these directors and executive officers, or to enforce against them judgments obtained in courts in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You must rely on the judgment of our management as to the use of the proceeds from this offering, and such use may not produce income or increase our ADS price.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in the application of the proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The proceeds from this offering may be placed in investments that do not produce income or that lose value.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s ICFR. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies.

We may take advantage of the aforesaid exemptions for so long as we remain an emerging growth company until the fifth anniversary from the date of our initial listing. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq listing rules require listed companies to have, among other things, a majority of their board members be independent. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the BVI, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors will not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members each of whom must be an independent director (unless any exception under the Nasdaq listing rules applies). We, as a foreign private issuer, are not subject to these requirements, except for the aforesaid independence requirement for audit committee members (unless any exception under the Nasdaq listing rules applies). The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a compensation committee and a nominating and corporate governance committee. However, we intend to follow home country practice to not have all members of our compensation committee and nomination and corporate governance committee composed entirely of independent directors. In addition, we may consider following home country practice in lieu of the requirements under the Nasdaq listing rules with respect to certain other corporate governance standards which may afford less protection to investors.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq Stock Market LLC. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. Holders of our ordinary shares or ADSs to adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a PFIC, if, in any particular year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income, based on the average of four quarterly testing dates, is at least 50% (the “asset test”). Because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may be a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ordinary shares or ADSs and on the receipt of distributions on our ordinary shares or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares or ADSs, we will generally continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ordinary shares or ADSs, unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on IRS Form 8621.

See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status” for more details regarding the foregoing.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “would,” “could,” “should,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “seek,” “goal,” “objective,” “anticipate,” “assume,” “contemplate,” “predict,” “potential,” “continue,” “positioned” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•	the implementation of our business model and growth strategies;

•	trends and competition in the cancer screening and detection market;

•	our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base;

•	our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments;

•	our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA;

•	our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively;

•	potential changes of government regulations;

•	general economic and business conditions in China and elsewhere;

•	our ability to hire and maintain key personnel; and

•	our relationship with our major business partners and customers.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus contains statistical data and information estimates that we obtained from various government and private publications, including industry data and information from Frost & Sullivan. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The cancer screening and detection market may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriter exercises its over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees and obtain additional capital. We plan to use the net proceeds of this offering primarily for:

•	approximately US$ for research studies in China and the U.S. and the development of new cancer screening and detection tests and technologies;

•	approximately US$ for the expansion of our marketing and sales channels in China and our clinical laboratory expansion in the U.S.; and

•	the balance for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to the ADSs and This Offering—You must rely on the judgment of our management as to the use of the proceeds from this offering, and such use may not produce income or increase our ADS price.”

In using the proceeds of this offering, under PRC laws and regulations as an offshore holding company we are only permitted to provide funding to our subsidiaries in China through loans or capital contributions, subject to the approval of government authorities and limits on the amount of loans. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We expect that a portion of the net proceeds from this offering will be used in the PRC in the form of RMB and mainly by funding our wholly foreign-owned subsidiaries through capital contributions.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under British Virgin Islands law, namely that our company may only pay dividends if our directors are satisfied on reasonable grounds that we are solvent immediately after the dividend payment in the sense that we will be able to pay our debts as they become due in the ordinary course of business, and the value of assets of our company will exceed our total liabilities. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid dividends and do not have any plan to pay any cash dividends on our ordinary shares in the foreseeable future and after this offering. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the British Virgin Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriter does not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual		As Adjusted(1)
	RMB	US$	RMB	US$
	(in thousands)
Shareholders’ equity (deficit):
Ordinary shares	569	83
Additional paid-in capital	152,367	22,161
Accumulated deficits	(174,353)	(25,359)
Accumulated other comprehensive loss	(976)	(142)

Total shareholders’ equity (deficit)	(22,393)	(3,257)

(1)

The as adjusted information discussed above is illustrative only. Our total shareholders’ deficits following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity/(deficit), and total capitalization by US$             million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2019 was approximately US$            , or US$            per ordinary share and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities.

Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The dilution is presented based on all issued and outstanding ordinary shares.

Without taking into account any other changes in net tangible book value after September 30, 2019, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2019 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of September 30, 2019	US$	US$
As adjusted net tangible book value after giving effect to this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our as adjusted net tangible book value after giving effect to this offering by US$            , the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

The following table summarizes, on an as-adjusted basis as of September 30, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriter.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$	%	US$	US$
New investors			US$	%	US$	US$
Total			US$	100.0%

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 11,635 ordinary shares issuable upon the exercise of outstanding share options, and there are            ordinary shares available for future issuance upon exercise of future grants under our 2019 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the BVI in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to, the following:

•	the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	BVI companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in the PRC, and substantially all of our assets are located in the PRC. Certain of our current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to bring an action against us or them in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed AnPac US, located at Suite 127, 2260 Clove Drive, San Jose, CA 95128, as our agent to receive service of process with respect to any action brought against us in the courts of the State of Delaware under the federal securities laws of the United States or under the securities laws of the State of Delaware.

The courts of the BVI will not necessarily enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Additionally, there is no statutory enforcement in the BVI of judgments obtained in the United States, however, the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

(a)

the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

(c)	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the U.S. court;

(d)	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Zhong Lun Law Firm, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Zhong Lun Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the BVI or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of the BVI or the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the BVI and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We began our operations by incorporating AnPac Bio in January 2010 as a BVI business company limited by shares under the BVI Act. AnPac Bio was established primarily as a holding company and has established our operating subsidiaries in China and the United States. Below is a list of our operating subsidiaries:

•

Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., or AnPac Yangzhou: our wholly foreign owned subsidiary established in the PRC in March 2010 to market and sell our cancer screening and detection tests and conduct biology related research and development activities.

•	Changwei System Technology (Shanghai) Co., Ltd., or AnPac Changwei: our wholly foreign owned subsidiary established in the PRC in March 2011 as our global research and development center.

•	AnPac Lishui: our wholly foreign owned subsidiary established in the PRC in October 2012 as our headquarters and to manufacture our CDA devices.

•	Shanghai Xinshenpai Technology Co., Ltd., or Shanghai Xinshenpai: our wholly owned subsidiary established in the PRC in October 2013 to market and sell our cancer screening and detection tests.

•	AnPac Shanghai: our wholly owned subsidiary established in the PRC in April 2014 to market and sell our cancer screening and detection tests.

•	AnPac US: our wholly owned subsidiary established in the United States in September 2015 to conduct research studies and clinical studies for our research on cancer screening and detection tests.

•	Lishui AnPac Clinical Laboratory Co., Ltd., or Lishui Laboratory: our wholly owned subsidiary established in the PRC in July 2016 to conduct cancer screening and detection tests.

•

Shiji (Hainan) Clinical Technology Limited, or Shiji Hainan: our wholly owned subsidiary established in the PRC, which we acquired from third parties in November 2017 to conduct cancer screening and detection tests.

•	Penghui Health Management Co., Ltd., or Penghui Health Management: our wholly owned subsidiary established in the PRC in May 2018 to market and sell our cancer screening and detection tests.

The chart below summarizes our corporate structure and identifies our principal subsidiaries as of the date of this prospectus:

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive income (loss) data and selected consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2017 and 2018:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues:
Cancer screening and detection tests	5,203	9,557	1,390
Physical checkup packages	483	693	101

Total revenues	5,686	10,250	1,491
Cost of revenues	(3,954)	(5,672)	(825)

Gross profit	1,732	4,578	666
Operating expenses:
Selling and marketing expenses	(6,490)	(9,827)	(1,429)
Research and development expenses	(11,405)	(10,106)	(1,470)
General and administrative expenses	(24,938)	(28,847)	(4,196)
Other operating income	178	593	86

Loss from operations	(40,923)	(43,609)	(6,343)
Non-operating income and expenses:
Interest expense, net	(338)	(925)	(135)
Foreign exchange gain (loss), net	644	(2,776)	(403)
Share of net loss in equity method investments	(3)	(441)	(64)
Other income, net	1,309	5,256	764

Net loss before income taxes	(39,311)	(42,495)	(6,181)
Income tax (expense) benefit	(9)	199	29

Net loss	(39,320)	(42,296)	(6,152)

Net loss attributable to non-controlling interests	(244)	(233)	(34)

Net loss attributable to ordinary shareholders	(39,076)	(42,063)	(6,118)

Loss per share:
Ordinary shares-basic and diluted	(492)	(493)	(72)
Weighted average shares outstanding used in calculating basic and diluted loss per share:
Ordinary shares-basic and diluted	79,373	85,241	85,241

Note:

Share-based compensation expenses were allocated as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	317	46
Selling and marketing expenses	2,444	2,871	418
Research and development expenses	4,044	1,958	285
General and administrative expenses	4,270	2,790	405

The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	11,412	12,887	1,874
Total current assets	17,949	20,852	3,033
Total assets	60,148	52,762	7,674
Current liabilities:
Short-term debt	12,500	25,961	3,776
Amounts due to related parties	3,077	28,687	4,172
Total current liabilities	35,349	71,438	10,390
Total liabilities	50,651	75,155	10,931
Total shareholders’ equity (deficit)	9,497	(22,393)	(3,257)

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2017 and 2018:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(21,641)	(31,147)	(4,530)
Net cash used in investing activities	(8,017)	(2,680)	(390)
Net cash generated from financing activities	39,807	36,271	5,275
Effect of exchange rate changes on cash and cash equivalents	(2,893)	(969)	(141)

Net increase in cash and cash equivalents	7,256	1,475	214
Cash and cash equivalents at beginning of year	4,156	11,412	1,660

Cash and cash equivalents at end of year	11,412	12,887	1,874

Selected Operating Data

The following table sets forth our selected operating data for the periods indicated:

	For the year ended December 31,
	2017	2018
Number of commercial CDA-based tests(1) completed	19,336	41,607
Number of CDA-based tests(1) for research purposes completed	6,004	4,873

Note:

(1)	CDA-based tests, when used in this prospectus, refer to our CDA tests and our combination tests.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a biotechnology company focusing on early cancer screening and detection. We market and sell a multi-cancer screening and detection test that uses our innovative, patented CDA technology and our proprietary CDA device. In addition to early cancer screening and detection, our CDA technology has demonstrated potential to assist physicians in cancer diagnosis, prognosis and recurrence.

Our CDA technology provides a comprehensive platform, on which we have developed our CDA test and our proprietary CDA device. Our CDA test can detect and assess an individual’s overall cancer risk with high accuracy. We also offer combination tests that combine our CDA test with auxiliary tests based on other cancer screening and detection technologies, such as biomarker-based tests, to detect the risk of specific cancer types.

Our CDA technology provides a highly accurate, early-stage risk assessment of the occurrence of cancer. As of June 30, 2019, our CDA technology had been shown in numerous retrospective validation studies to be able to detect the risk of 26 cancer types with high sensitivity and specificity rates. These 26 cancers accounted for over 80% of the cancer incidences in China from 2013 to 2018, according to Frost & Sullivan. Our CDA technology requires only a standard blood sample from a tested individual, which minimizes the inconvenience and invasive procedures and avoids the harmful side effects that are inherent to many other technologies.

We have established a test database that as of June 30, 2019, consisted of over 140,000 blood samples of various age, sex and disease groups. Our database included approximately 100,000 samples from our commercial CDA-based tests and approximately 40,000 samples from our research studies. According to Frost & Sullivan, we ranked first in China and second worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection as of June 30, 2019. For purposes of these rankings, we had approximately 35,000 clinical samples as of June 30, 2019, which represented the historical aggregate number of participants enrolled in our research studies that were developed in clinical sites qualified by competent authorities, such as the NMPA. In addition, among companies offering next-generation early cancer screening and detection technologies in China, in 2018 we ranked first in terms of volume of commercial cancer screening and detection tests conducted and fifth in terms of revenue from commercial cancer screening and detection tests, according to Frost & Sullivan.

We have established two clinical laboratories in China and one clinical laboratory in the United States. Our principal laboratory is a licensed biomedical clinical laboratory located in Lishui, Zhejiang Province, China, where we perform our commercial CDA-based tests, including our CDA tests and combination tests, as well as a variety of other tests including immunological and biochemical tests. Our laboratory in Haikou, Hainan Province, China is a licensed genomics clinical laboratory where we perform gene sequencing tests. In addition to these two clinical laboratories, we also have a research and development center located in Shanghai, China, where we develop our next-generation cancer screening and detection technology and tests. In the United States, we have a clinical laboratory located in San Jose, California for which we obtained a CLIA Certificate of Registration in March 2019. Our San Jose laboratory is equipped to perform our CDA tests and biochemical tests. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology at this laboratory. We also plan to open a second U.S. clinical laboratory in Philadelphia, Pennsylvania in 2020.

As of June 30, 2019, we had filed 210 patent applications globally; among them, 116 patents had been granted, including 54 in greater China (including seven in Taiwan) and 16 in the United States, and 94 patent applications were pending in nearly 20 countries and regions. Our patent applications broadly cover apparatuses and methods for detecting diseases at early stages, and they strategically encompass important, specific embodiments of these apparatuses and methods. Our patent portfolio is one of the world’s largest in early cancer screening and detection using next-generation technologies, according to Frost & Sullivan.

In 2015, we performed our first commercial CDA-based test in China. Since then, we have generated revenue in China for four consecutive years. The number of commercial CDA-based tests (inclusive of CDA tests and combination tests) we sold increased significantly from 19,336 in 2017 to 41,607 in 2018, and our revenue from sales of our cancer screening and detection tests (predominantly CDA-based tests, as well as genomics tests) increased by 83.7% from RMB5.2 million in 2017 to RMB9.6 million (US$1.4 million) in 2018. Our total revenues increased by 80.3% from RMB5.7 million in 2017 to RMB10.3 million (US$1.5 million) in 2018. In the United States, we plan to commence marketing our CDA test as an LDT sometime in 2020 at our CLIA-registered laboratory in San Jose.

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by certain general factors that affect China’s early cancer screening and detection market, including the increasing prevalence of cancer in China, growth of total healthcare expenditures, and technological trends in cancer diagnosis, treatment and management. Unfavorable changes in these general factors could adversely affect the results of our operations. In addition to these general trends, we believe that our results of operations are more directly affected by certain company-specific factors, including:

Market Adoption of Our CDA-Based Tests

We derive substantially all of our revenues from the sale of our CDA-based tests in China. We expect our business prospects to depend significantly on our ability to increase market adoption of our CDA-based tests in China, as well as our ability to commercialize our CDA-based tests in the U.S.

According to Frost & Sullivan, the market potential in China for early cancer screening and detection technologies increased at a CAGR of 20.7% from US$27.7 billion in 2014 to US$58.8 billion in 2018, and is expected to reach US$115.1 billion in 2023, representing a CAGR of 14.4% over this period. China’s large, aging population, favorable government policies, and relatively low labor costs represent substantial commercial opportunities for our business and enable us to cost-effectively conduct our cancer screening and detection tests at a large scale. However, compared to conventional, more widely accepted cancer screening and detection technologies, we face additional challenges in raising recognition and adoption of our CDA technology by physicians, patients, hospitals, medical institutions, healthcare payers and others in China’s medical community.

We believe that our CDA technology addresses many limitations of current early cancer screening and detection methods, such as its ability to detect the risk of multiple cancers early, cost-effectively and with high accuracy. We have conducted numerous research studies in cooperation with hospitals and medical institutions in China to validate our CDA technology, and we have published the results of 15 completed research studies at the American Society of Clinical Oncology, or ASCO, annual meetings and other medical conferences and medical journal supplements. To increase market adoption of our CDA-based tests, we intend to continue conducting research studies on our CDA technology on more cancer types and its applications in additional oncological areas, including assistance in diagnosis, prognosis and recurrence, and to present our study results at ASCO annual meetings and other medical conferences and publish them in important medical journals. We are also seeking to cooperate with universities and academic medical centers, hospitals and medical institutions, CROs, managed care companies and other health organizations in the U.S. to conduct research studies on our CDA technology, with a view to commercializing our CDA-based tests in the U.S. market. We plan to initially market our CDA test as an LDT in the U.S. We expect to invest significantly in research studies.

Regulatory Approvals for Our CDA Device by the NMPA

We are currently licensed to manufacture our CDA device and use it to perform our CDA-based tests at our own laboratories in China. To enlarge our total addressable market in China, in December 2018, we applied to the NMPA for a Class III medical device registration certificate for us to use our CDA device to assist in multi-cancer diagnosis. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. With these licenses, we will be permitted to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnosis of specified multiple cancers. We expect our revenues to grow substantially after our CDA devices are approved to access the Chinese hospital segment. However, it takes at least three years to obtain a Class III medical device registration certificate and the process is subject to regulatory and other uncertainties.

Our Customer Base and Customer Mix

Our business growth depends significantly on our ability to maintain relationships with our existing customers and attract new customers. Our existing customers in China consist primarily of life insurance companies and other corporations, which offer our CDA-based tests to their insured customers and/or employees. We also attract customers by offering our CDA-based tests as part of annual physical checkup packages and by engaging sales agents to market our tests. We plan to broaden our cancer screening and detection test offerings, including by expanding the range of genomics tests currently conducted at our Haikou laboratory, to attract more customers. If we are able to obtain the Class III medical device registration certificate and update our medical device manufacture license for our CDA device, we will seek to access the Chinese hospital market segment and provide our tests to more individual customers through Chinese hospitals. We expect our marketing expenses to continue to increase as we seek to increase market adoption of our technology and tests and build up our sales channels.

Since our business scale is currently relatively small and our customers are largely corporates, the availability and timing of large CDA-based test orders could cause our revenues to fluctuate significantly from period to period. This makes it difficult to compare our historical operating results or predict our future performance.

Cost Structure

Our results of operations are significantly affected by our cost structure. The largest component of our operating costs and expenses is staff costs, primarily related to our management as well as research and development, sales and marketing personnel. We have also incurred significant share-based compensation expenses to incentivize our directors, officers, employees and consultants, which were RMB10.8 million and RMB7.9 million (US$1.2 million) in 2017 and 2018, respectively. In addition, we have made substantial investments in customer acquisition, research and development, and patent applications to support our future growth and expansion. As we begin to conduct research studies in the U.S., we expect our research and development expenses to significantly increase.

Funding for Our Operations

We have funded our operations primarily through capital contributions from our shareholders, short-term non-bank borrowings and loans from related parties. With the continuing expansion of our business, we will require further funding, possibly through public or private equity financings, debt financings, or other business arrangements. The availability and costs of funding could significantly impact our results of operations and financial position. Furthermore, debt financings could require us to agree to restrictive financial covenants, which could make it more difficult for us to achieve our goals.

Key Operating Data

We regularly review a number of operating metrics, including those set forth below, to evaluate our business, measure our performance and identify trends affecting our business.

The following table sets forth our key operating data for the periods indicated:

	For the year ended December 31,
	2017	2018
Number of commercial CDA-based tests(1) completed	19,336	41,607
Number of CDA-based tests(1) for research purposes completed	6,004	4,873

Note:

(1)	Including our CDA tests and combination tests.

Key Components of Results of Operations

Revenues

We drive our revenues from two sources: (i) revenue from sales of cancer screening and detection tests (predominantly commercial CDA-based tests) and (ii) net revenue from sales of physical checkup packages.

The table below presents our revenues by type in absolute amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except %)
Cancer screening and detection tests	5,203	91.5	9,557	1,390	93.2
Physical checkup packages	483	8.5	693	101	6.8

Total revenues	5,686	100.0	10,250	1,491	100.0

The following table sets forth the gross revenue generated from our physical checkup packages for the periods indicated.

	For the year ended December 31,
	2017	2018
Gross revenue from physical checkup packages (RMB in thousands)	4,755	12,289

Cancer Screening and Detection Tests

Our revenue from sales of cancer screening and detection tests consists predominantly of revenue from the sales of our commercial CDA-based tests; we also generated an insignificant amount of revenue from our commercial genomics tests. Our commercial CDA-based tests comprise our CDA tests and our combination tests, which combine our CDA test and, on an auxiliary basis, biomarker-based cancer screening and detection tests performed either by us or by third-party clinical laboratories. We also recognize revenue from sales of commercial CDA-based tests that we provide as part of the physical checkup packages we sell. We expect that our revenue generated from our commercial CDA-based tests will increase as our business grows, including by providing additional tailored CDA-based tests to meet customer demand and exploring other sources of revenue related to our CDA test. We also expect to recognize additional revenue from commercial genomics tests as we devote more resources to marketing and sales of these tests.

Physical Checkup Packages

Our net revenue from physical checkup packages represents our gross revenue from physical checkup packages that we sell to our customers, less (i) the portion of fees for the commercial CDA-based tests contained in the packages (which are recognized as part of our revenue from sales of CDA-based tests) and (ii) our cost of physical checkup services (other than CDA-based tests) contained in the packages, which are payments we make to third-party physical checkup centers to which we outsource these services. We believe that selling annual physical checkup packages can expand our customer base for commercial CDA-based tests, and we intend to devote more resources to selling physical checkup packages and expect our net revenue from these packages to continue increasing.

Cost of Revenues

Our cost of revenues is related to our sales of cancer screening and detection tests, predominantly our commercial CDA-based tests and, to a lesser extent, our genomics tests. It mainly consists of staff costs, outsourced testing costs, blood sample taking costs, medical consumable costs, share-based compensation, and depreciation and amortization of our CDA devices. Staff costs mainly include salaries and employee benefit expenses of personnel engaged in laboratory testing functions. Outsourced testing cost represents our cost of engaging third-party clinical laboratories for their performance of auxiliary biomarker-based cancer screening and detection tests, which are included as part of our combination tests. Blood sample taking costs mainly include our cost of engaging third-party nursing service providers who collect blood samples on our behalf for our commercial CDA-based tests. We expect our cost of revenues to continue to grow as we increase the volume of our commercial CDA-based tests.

Gross Profit and Gross Margin

Our gross profit represents our revenue from sales of cancer screening and detection tests minus our cost of revenue, plus our net revenues from sales of physical checkup packages. Our gross profit margin is affected primarily by the mix and relative prices of the cancer screening and detection tests that we sell within a specified period, as well as changes in net revenues from sales of physical checkup packages as a percentage of our total revenues.

Operating Expenses

Our operating expenses include selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing expenses	6,490	9,827	1,429
Research and development expenses	11,405	10,106	1,470
General and administrative expenses	24,938	28,847	4,196

Total	42,833	48,780	7,095

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of staff costs for personnel engaged in sales, marketing and customer support functions, share-based compensation, marketing expenses, travel expenses and office expenses. We expect that our selling and marketing expenses will increase as we continue to build out our sales and marketing teams and engage more sales agents and other channel partners to increase our market penetration.

Research and Development Expenses

Our research and development expenses primarily consist of staff costs for personnel engaged in research and development functions, share-based compensation, travel expenses, rental costs, costs of consumables and accessories, and depreciation and amortization (mainly related to our clinical laboratory facilities and CDA devices used for research and development purposes). We expect that our research and development expenses will increase significantly in the near future, because we not only have multiple on-going research studies in China, but have also entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology at our CLIA-registered laboratory in San Jose, California.

General and Administrative Expenses

Our general and administrative expenses primarily include staff costs for personnel engaged in general and administrative functions, share-based compensation, patent service fees, professional service fees, depreciation and amortization (mainly related to our land use rights for the land we acquired in Lishui, Zhejiang Province and the office facilities on that land), rental and property management fees and office expenses. We expect our general and administrative expenses to continue increasing to support our business growth, but we expect that they will eventually decrease as a percentage of our revenues once our business scale increases.

Other income, net

Our net other income primarily includes government grants we received, including for 2018 the price that the government in Lishui, Zhejiang Province of China paid us for repurchase of a portion of a parcel of land that we did not utilize.

Taxation

BVI

Our Company is incorporated in the BVI, and we conduct our business operations primarily through our subsidiaries in China and the U.S.

All dividends, interest, rents, royalties, compensation and other amounts paid by our company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our company.

All instruments relating to transfers of property to or by our company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our company and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the BVI. This assumes that our company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our company or its members.

China

Our subsidiaries in China are subject to the statutory enterprise income tax at a rate of 25%, in accordance with the EIT Law. Some of our PRC subsidiaries enjoy preferential enterprise income tax rates.

Dividends, interest, rent or royalties payable by our PRC subsidiaries to their non-PRC resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) will be subject to withholding tax at a rate of 10%, unless the jurisdiction of incorporation of the respective non-PRC resident enterprise investor has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax. If our BVI holding company were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders, and have a material adverse effect on our results of operations and the value of your investment.” For the foreseeable future, we intend to invest all the undistributed earnings of our subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiaries distribute any dividend. Therefore, no withholding tax is expected to be incurred.

United States

Our U.S. subsidiary, AnPac US, is subject to U.S. federal corporate income tax at a rate of 21% for the year ended December 31, 2018 and 35% for the year ended December 31, 2017. AnPac US is also subject to state income tax in California for the years ended December 31, 2017 and 2018.

Results of Operations

The following table summarizes our results of operations for the periods indicated:

	Year ended December 31,
	2017		2018
	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except %)
Revenues:
Cancer screening and detection tests	5,203	91.5	9,557	1,390	93.2
Physical checkup packages	483	8.5	693	101	6.8

Total revenues	5,686	100.0	10,250	1,491	100.0
Cost of revenues	(3,954)	(69.5)	(5,672)	(825)	(55.3)

Gross profit	1,732	30.5	4,578	666	44.7

Operating expenses:
Selling and marketing expenses	(6,490)	(114.1)	(9,827)	(1,429)	(95.9)
Research and development expenses	(11,405)	(200.6)	(10,106)	(1,470)	(98.6)
General and administrative expenses	(24,938)	(438.6)	(28,847)	(4,196)	(281.4)
Other operating income	178	3.1	593	86	5.8

Loss from operations	(40,923)	(719.7)	(43,609)	(6,343)	(425.5)
Non-operating income and expenses:
Interest expense, net	(338)	(5.9)	(925)	(135)	(9.0)
Foreign exchange gain (loss), net	644	11.3	(2,776)	(403)	(27.1)
Share of net loss in equity method investments	(3)	(0.1)	(441)	(64)	(4.3)
Other income, net	1,309	23.0	5,256	764	51.3

Net loss before income taxes	(39,311)	(691.4)	(42,495)	(6,181)	(414.6)
Income tax (expense) benefit	(9)	(0.2)	199	29	1.9

Net loss	(39,320)	(691.5)	(42,296)	(6,152)	(412.6)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 80.3% to RMB10.3 million (US$1.5 million) for 2018 from RMB5.7 million for 2017, primarily due to an increase in our revenue from sales of cancer screening and detection tests.

Our revenue generated from sales of cancer screening and detection tests increased by 83.7% to RMB9.6 million (US$1.4 million) for 2018 from RMB5.2 million for 2017, primarily due to a substantial increase in the sales volume of our CDA-based tests, offset in part by more favorable prices at which we offered our CDA-based tests to certain large customers in 2018.

Our net revenue generated from sales of physical checkup packages increased significantly to RMB693,000 (US$101,000) for 2018 from RMB483,000 for 2017, primarily due to a significant increase in the volume of our physical checkup packages sold.

Cost of Revenues

Our cost of revenues increased by 43.4% to RMB5.7 million (US$825,000) for 2018 from RMB4.0 million for 2017. The increase was primarily attributable to our increased sales volume of CDA-based tests, which resulted in an increase in the testing cost for outsourced biomarker-based tests as well as increases in blood sample taking costs and medical consumables costs. The increase in our cost of revenues was also attributable to our share-based compensation of RMB317,000 (US$46,000) in 2018, while we did not recognize any share-based compensation in 2017.

Gross Profit

Our gross profit increased significantly to RMB4.6 million (US$666,000) for 2018 from RMB1.7 million for 2017. Our gross margin increased to 44.7% for 2018 from 30.5% for 2017, primarily because our revenue from sales of cancer screening and detection tests increased at a greater rate than our fixed costs, such as staff costs, as a result of economies of scale. This increase in gross margin is also because our net revenue from sales of physical checkup packages increased as a percentage of our total revenues.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 51.4% to RMB9.8 million (US$1.4 million) for 2018 from RMB6.5 million for 2017, primarily due to (i) higher marketing expenses as we increased our marketing efforts, (ii) higher staff costs as we increased our marketing and sales headcount, and (iii) higher share-based compensation as we granted more options to our marketing and sales personnel.

Research and development expenses

Our research and development expenses decreased by 11.4% to RMB10.1 million (US$1.5 million) for 2018 from RMB11.4 million for 2017, primarily because we granted fewer options to our research and development personnel. These factors were partially offset by higher staff costs as we expanded our research and development team.

General and administrative expenses

Our general and administrative expenses increased by 15.7% to RMB28.8 million (US$4.2 million) for 2018 from RMB24.9 million for 2017, primarily due to higher professional service fees, higher depreciation and amortization of property and equipment, higher staff costs (primarily due to an increase in headcount), higher patent service expenses, and higher rental costs. These factors were partially offset by a decrease in our share-based compensation, as we granted fewer options to personnel engaged in general and administrative functions.

Interest Expenses

Our interest expense increased to RMB925,000 (US$135,000) for 2018 from RMB338,000 for 2017, primarily due to an increase in average borrowings.

Other Income, Net

Our net other income increased significantly to RMB5.3 million (US$764,000) for 2018 from RMB1.3 million for 2017, primarily due to the price that the government in Lishui, Zhejiang Province of China paid us in 2018 for repurchase of a portion of a parcel of land that we did not utilize.

Net Loss

As a result of the foregoing, our loss for the year increased by 7.6% to RMB42.3 million (US$6.2 million) for 2018 from RMB39.3 million for the prior year.

Liquidity and Capital Resources

Our principal sources of liquidity have been capital contributions from our shareholders, short-term non-bank borrowings and loans and advances from our related parties. As of December 31, 2018, we had cash and cash equivalents of RMB12.9 million (US$1.9 million), consisting of cash on hand and demand deposits placed with banks. As of December 31, 2018, we had an advance of RMB25.0 million (US$3.6 million) that Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership), Zhijun Sihang, provided to one of our PRC subsidiaries in 2018 (Zhijun Sihang is in the process of obtaining PRC regulatory approvals to make equity contribution of these funds in our company before the completion of this offering). As of December 31, 2018, our short-term debt included (i) convertible loans of RMB18.0 million (US$2.6 million) that we borrowed from Jiaxing Zhijun Investment Management Co., Ltd. in 2018, which have been extended to October 31, 2019 and (ii) a short-term non-bank borrowing of RMB8.0 million (US$1.2 million), the maturity of which has been extended to June 12, 2020.

We believe that our cash and cash equivalents on hand, anticipated equity contributions of our shareholders, borrowings, our anticipated cash flows generated from our operating activities and financial support from our founder and chairman, Dr. Chris Chang Yu will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. After this offering, we may decide to expand our business through additional equity and debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions or loans to our PRC subsidiaries. However, most of these uses are subject to PRC regulations.

Substantially all of our revenues in the foreseeable future are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in U.S. dollars to us without prior SAFE approval by following these routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(21,641)	(31,147)	(4,530)
Net cash used in investing activities	(8,017)	(2,680)	(390)
Net cash generated from financing activities	39,807	36,271	5,275
Effects of exchange rate changes on cash and cash equivalents	(2,893)	(969)	(141)

Net increase in cash and cash equivalents	7,256	1,475	214
Cash and cash equivalents at beginning of year	4,156	11,412	1,660

Cash and cash equivalents at end of year	11,412	12,887	1,874

Operating Activities

Net cash used in operating activities for 2018 was RMB31.1 million (US$4.5 million), which was primarily attributable to our net loss of RMB42.3 million (US$6.2 million) for the same period, as adjusted to deduct gains on disposal of land use right of RMB5.0 million (US$721,000) and a foreign exchange loss of RMB2.5 million (US$361,000) and to add back share-based compensation of RMB8.0 million (US$1.2 million) and depreciation and amortization of RMB3.1 million (US$457,000) before changes in operating assets and liabilities. Our net increase in operating assets and liabilities of RMB874,000 (US$127,000) was primarily due to an RMB2.3 million (US$339,000) increase in advances from customers, primarily related to our CDA-based tests, and an RMB1.4 million (US$205,000) increase in accrued expenses and other current liabilities. These factors were partially offset by an RMB1.6 million (US$239,000) increase in advances to suppliers, and an RMB1.1 million (US$159,000) increase in accounts receivable.

Net cash used in operating activities for 2017 was RMB21.6 million, which was primarily attributable to our net loss of RMB39.3 million for the same period, as adjusted to add back share-based compensation of RMB10.8 million and depreciation and amortization of RMB2.3 million and to deduct a foreign exchange gain of RMB1.8 million before changes in operating assets and liabilities. Our net increase in operating assets and liabilities of RMB6.2 million was primarily due to an RMB5.5 million increase in accrued expenses and other current liabilities, an RMB1.1 million increase in advance from customers. These factors were offset in part by an RMB1.3 million increase in accounts receivable and an RMB1.0 million decrease in amounts due to related parties.

Investing Activities

Net cash used in investing activities for 2018 was RMB2.7 million (US$390,000), which was primarily attributable to payments (net of cash received) for our acquisition of our subsidiary, Shiji Hainan, of RMB3.5 million (US$515,000), purchases of property and equipment of RMB2.4 million (US$352,000), and purchases of long-term investments in certain investee companies of RMB1.6 million (US$225,000), partially offset by proceeds from disposal of land use rights of RMB5.3 million (US$765,000).

Net cash used in investing activities for 2017 was RMB8.0 million, which was primarily attributable to payments (net of cash received) for our acquisition of our subsidiary, Shiji Hainan, of RMB3.3 million, purchase payments for property and equipment of RMB2.6 million, and purchases of long-term investments in certain investee companies of RMB2.1 million.

Financing Activities

Net cash generated from financing activities for 2018 was RMB36.3 million (US$5.3 million), which was primarily attributable to (i) advances from Zhijun Sihang of RMB25.0 million (US$3.6 million) to one of our PRC subsidiaries in 2018, which constituted a step in the process of Zhijun Sihang making equity contributions of these funds in our company before the completion of the offering, and (ii) proceeds from short-term borrowings from Jiaxing Zhijun Investment Management Co., Ltd. and a non-bank institution of RMB26.6 million (US$3.9 million), partially offset by payment for short-term borrowings from a non-bank institution of RMB14.7 million (US$2.1 million).

Net cash generated from financing activities for 2017 was RMB39.8 million, which was primarily attributable to proceeds from equity contributions of investors of RMB40.2 million.

Capital Expenditures

Our capital expenditures were RMB2.6 million and RMB2.8 million (US$415,000) for 2017 and 2018, respectively. In both years, these capital expenditures included the purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the needs of our business’ expected growth.

Contractual Obligations

Our contractual obligations include our operating lease commitments related to our business premises. The table below sets forth our contractual obligations as of December 31, 2018:

	Total	For the year ended December 31,
		2019	2020	2021
	(RMB in thousands)
Operating lease commitments	2,806	1,753	849	204

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified two material weaknesses in our ICFR. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, and our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hiring additional qualified accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) obtaining advisory services from professional consultants with experience in the requirements of the Sarbanes Oxley Act of 2002 and internal audit guidance on SEC reporting, (iii) expanding the capabilities of our existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for our recurring transactions and period-end closing processes, and (v) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s ICFR. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company after being listed, are required to maintain adequate ICFR and include our management’s assessment of the effectiveness of our company’s ICFR in our annual report.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was 1.8% for December 2017 and 1.9% for December 2018. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

Qualitative and Quantitative Disclosures about Market Risk

Concentration of credit risk

Financial instruments may subject us to significant concentration of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2017 and 2018, the aggregate amount of cash and cash equivalents of RMB8.9 million and RMB7.0 million (US$1.0 million), respectively, was held at major financial institutions located in the PRC, and RMB2.5 million and RMB5.9 million (US$854,000), respectively, was deposited with major financial institutions located outside the PRC. Our management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in Renminbi, derived from sales on our cancer screening and detection tests and physical checkup packages, are exposed to credit risk. As of December 31, 2017 and 2018, we had three customers and one customer, respectively, each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk is mitigated by credit evaluations that we perform on our corporate customers.

Currency convertibility risk

A significant portion of our expenses, assets and liabilities are denominated in Renminbi. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the Renminbi may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with relevant documents.

Additionally, the value of the Renminbi is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

Since July 21, 2005, Renminbi has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The U.S. dollar depreciated against Renminbi by approximately 6.3% in 2017 and appreciated against Renminbi by approximately 5.7% in 2018. As the trade war between the U.S. and China has escalated, the U.S. dollar has appreciated against Renminbi to be 1:7.0754 as of September 13, 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar.

The functional currency of our company and AnPac US is the U.S. dollar and the functional currency of our PRC subsidiaries and our reporting currency is Renminbi. Most of our revenues and costs are denominated in RMB, while a portion of cash and cash equivalents and convertible loans are denominated in US$. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the US$ in the future. Any significant fluctuation of the valuation of RMB may materially affect our cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

Liquidity risks

As of December 31, 2018, we had RMB12.9 million (US$1.9 million) of cash and cash equivalents and RMB50.6 million (US$7.4 million) of working capital deficit. For the year ended December 31, 2018, we incurred RMB31.1 million (US$4.5 million) of negative cash flows from operations and RMB2.8 million (US$415,000) of capital expenditures. We believe that our current liquidity resources, future operating cash flows generated and subsequent committed financing will be adequate to meet our obligations as they come due for a period of at least one year from September 20, 2019, the date at which the consolidated financial statements were available to be issued. In the event of any unexpected adverse change in our business, we have the ability and intent to obtain additional equity or debt financing and we have received financial support from our founder and chairman, Dr. Chris Chang Yu.

Critical Accounting Polices, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of these policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

Effective from January 1, 2017, we early adopted ASC 606, Revenue from Contracts with Customers and subsequent amendments to the initial guidance or implementation guidance issued between August 2015 and December 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”).

We derive our revenues principally from customers through our cancer screening and detection tests and physical checkup services. Revenue is recognized when we satisfy the performance obligations in an amount of consideration to which we expect to be entitled in exchange for those services. We evaluate the presentation of revenue on a gross or net basis based on whether we control the services provided to customers and are the principal (namely, on a gross basis), or we arrange for other parties to provide the service to the customers and are the agent (namely, on a net basis). We present value-added taxes as a reduction from revenues.

Revenue from Cancer Screening and Detection Tests

Our revenue from cancer screening and detection tests is primarily generated through the sales of the our proprietary CDA tests and our combination tests, which combines our CDA test and, on an auxiliary basis, tests based on other cancer screening and detection technologies, such as biomarker-based tests, to our customers including corporations and life insurance companies. A contract exists when the master service agreement has been executed and the customer submits a service request, which is a placed order. Our contracts have a single performance obligation which is satisfied upon provision of the CDA-based test(s) and delivery of the CDA-based test result to the customer. We act as the principal as we control the CDA-based test(s) before it is transferred to the customer and record revenue on a gross basis at the point in time when the CDA-based test(s) result is delivered to the customer. In particular, we record revenue generated from our combination tests on a gross basis, including the portion of revenue which we subsequently pay to third parties as consideration for their performance of outsourced auxiliary biomarker-based tests.

Revenue from Physical Checkup Packages

We facilitate corporations and life insurance companies to procure physical checkup services from third-party physical checkup service providers for their respective employees and policy holders. We enter into contracts with corporations and life insurance companies and physical checkup service providers. We consider both the corporations and life insurance companies and the third-party physical checkup service providers as our customers in this type of transaction. Our performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup service providers to complete the purchase of physical checkup services, which is not controlled by us before the services are transferred to the corporations and life insurance companies. Therefore, we fulfill our performance obligation at the point in time when the employees of corporations and policy holders of life insurance companies complete the physical checkups and we record the net amount that we retain from these completed transactions as revenue.

We also enter into arrangements to deliver both CDA-based tests and physical checkup services. We are the principal for the CDA-based tests and the agent for the physical checkup services. Revenues for both services are recognized at the point in time when the performance obligation is satisfied upon delivery of the CDA-based test results to the end customers and completion of the physical checkup services, respectively. As we act as both the principal and agent in the arrangement, we allocate the transaction price to each performance obligation on a relative stand-alone selling price basis.

Research and development expenses

Research and development expenses primarily are comprised of costs incurred in performing research and development activities, including related personnel and consultant’s salaries, benefits, share-based compensation and related costs, raw materials and supplies for internally-developed product candidates, and external costs of outside vendors engaged to conduct clinical development activities and trials. We expense our research and development expenses as they are incurred.

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of our share-based awards were classified as equity awards and were recognized in the consolidated financial statements based on their grant date fair values.

In accordance with ASC 718, we recognize share-based compensation cost for equity awards to employees and non-employees with a performance condition based on the probable outcome of that performance condition—compensation cost is recognized if it is probable that the performance condition will be achieved and shall not be recognized if it is not probable that the performance condition will be achieved.

We have elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. We use the accelerated method for all awards granted with graded vesting based on performance conditions. We account for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. With the assistance of an independent third party valuation firm, we determined the fair value of the stock options granted to employees.

Fair value of options

We use the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and nonemployee were as follows:

	2017	2018
Risk-free interest rate	2.20%-2.46%	2.46%-3.11%
Expected volatility range	58.59%-65.18%	62.14%-63.61%
Exercise multiple	2.5	2.5
Fair market value per ordinary share as at grant dates	938.30-946.18	946.18-960.98

The estimated fair value of our ordinary shares at their respective grant dates was determined with the assistance of an independent third-party valuation firm. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of ordinary shares of several comparable companies in the same industry. The expected exercise multiple is based on management’s estimation, which we believe is representative of the future.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	317	46
Selling and marketing expenses	2,444	2,871	418
Research and development expenses	4,044	1,958	285
General and administrative expenses	4,270	2,790	405

Total share-based compensation expenses.	10,758	7,936	1,154

Recent accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

INDUSTRY

All information and data presented in this section have been derived from an industry report commissioned by us and prepared by Frost & Sullivan, or the Frost & Sullivan Report, unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Overview

Cancer is a leading cause of mortality and morbidity around the world. There were approximately 18.0 million new cases of cancer worldwide in 2018, and this number is projected to be 20.4 million in 2023. At the same time, China’s population is aging rapidly. The number of people in China over 65 grew at a CAGR of 4.9% from 137.6 million in 2014 to 166.6 million in 2018, and it is expected to grow at a CAGR of 5.2% from 2018 to reach 215.1 million in 2023. This demographic shift offers immense opportunities for China’s cancer screening and detection market, as elderly people generally have a greater risk of suffering from cancers.

Early Cancer Screening and Detection Saves Lives and Reduces Costs

Because early cancer screening and detection potentially shifts cancer diagnosis and treatment to earlier stages of the disease, it can improve patients’ treatment outcomes. Cancer researchers frequently refer to the five-year relative survival rate, which is the probability of being alive five years after cancer diagnosis, compared with the experience of the general population. The five-year relative survival rate of patients at the advanced stages of a cancer, namely stage III and stage IV, generally declines significantly compared with those diagnosed at the early stages, namely stage zero, stage I and stage II. For esophageal, colorectal, cervical and breast cancers, the five-year relative survival rates at the early stages are over 80%, emphasizing the importance of early cancer screening and detection.

Driven by the increasing effectiveness of oncology drugs, especially emerging targeted therapies, the total direct medical cost for cancers (including expenditures for treatment, as well as the cost of care and rehabilitation related to the illness) in China is estimated to increase at a CAGR of 13.1% from RMB411.5 billion in 2018 to RMB761.5 billion in 2023. Typically, the cost of treating cancer is lower when the disease is caught at an earlier stage. This is because if a cancer patient can be diagnosed earlier, that patient may be able to rely on surgical resection rather than drug therapies, or use standard, frontline drugs rather than aggressive experimental regimens. These early stage treatment regimens typically significantly reduce the patient’s lifetime direct medical cost for cancers. For example, the estimated lifetime cost of treatment for a cancer diagnosed at an advanced stage is roughly twice that of a cancer diagnosed at an early stage.

Options for Early Cancer Screening and Detection

Overview

Because of its advantages, early cancer screening and detection represents huge market potential in both China and the United States. However, early cancer screening and detection remains one of the most challenging tasks in the medical field, due to the difficulties in finding cancers early, accurately and cost-effectively. Cancer screening is the use of a test among individuals with a population risk for, or higher probability of, cancer to detect the cancer sooner or prevent its complications. Major options for early cancer screening and detection currently include the following:

•	Tumor Markers. The two principal methods for tumor marker detection are immunoassays and molecular testing.

Immunoassays

Immunoassays are tests that detect the presence of a specific antibody or antigen in the body. Tumor markers used in immunoassays are proteins or other biomarkers produced by malignant cells and/or other cells of an organism in response to the onset of cancer. Because tumor markers can be observed in cancer-free subjects, immunoassays that are designed to detect tumor markers need to be used in combination with other tests to confirm cancer diagnoses. Immunoassays for tumor marker detection can be used for various purposes, including screening for cancer, assistance in cancer diagnosis, staging of disease, monitoring the effectiveness of therapy (or prognosis), providing evidence of cancer recurrence. Only a few tumor markers are useful for screening, while most can be used for prognosis or to provide evidence of cancer recurrence. Common tumor markers used in immunoassays include prostate-specific antigen, or PSA, for prostate cancer, cancer antigen 125, or CA-125, for ovarian cancer, and alpha-fetoprotein, or AFP, for hepatocellular carcinoma. Currently, there is no clinically validated tumor marker for esophageal cancer or brain cancer.

Molecular testing

Molecular testing analyzes biological markers associated with cancers in the genome. Two novel techniques of molecular testing are ct-DNA test, which detects circulating tumor DNA in the bloodstream, and CTC test, which detects cells in the bloodstream that have been shed from primary tumors. Neither of these techniques has been used in routine clinical practice. CTC tests can be used in the management of cancer by isolating tumor cells, which allows for morphologic identification and molecular characterization, while ct-DNA tests are currently limited to mutation detection.

•

Imaging. Screening for cancer using radiographic imaging, such as mammograms, X-rays and CT scans, has been available for decades, and numerous clinical studies have demonstrated its efficacy in specific instances. Breast cancer and lung cancer are the two cancers that benefit the most from early cancer screening and detection using imaging.

•

Biophysical-property based technologies. Biophysical-property based technologies, such as our CDA technology, focus on biophysical properties that exist in human blood and that regulate cell-surface differentiations and intercellular communications. These biophysical properties can signal risks of pre-cancer states and cancers, and they change over time as cancer occurs, progresses or regresses. According to Frost & Sullivan, we are one of the first biotechnology companies worldwide to focus on the detection and measurement of cancers’ biophysical properties.

•

Endoscopic exams. Endoscopy has a major role in the detection and characterization of neoplastic lesions along the digestive tract in all screening strategies. Typical endoscopic exams include cystoscopy, colonoscopy, endoscopic retrograde cholangiopancreatography, or ERCP, esophagogastroduodenoscopy, or EGD, and sigmoidoscopy, among others.

In addition to the classifications of cancer screening and detection technologies above, our CDA technology, as well as CTCs, ct-DNAs, exosome, mRNAs and other emerging technologies, are also classified as “next-generation” cancer screening and detection technologies in our industry and related research fields.

Limitations of Current Options for Early Cancer Screening and Detection

Currently available early cancer screening and detection options have significant weaknesses that hinder their use, including:

•

Imperfect sensitivity and specificity for early-stage cancer screening and detection. There are currently no sufficiently sensitive tests to detect most cancers in their early stages. For example, there are no clinically validated tumor markers for esophageal or brain cancer, and the current tumor marker test for liver cancer, AFP, has low sensitivity when detecting liver cancer in early stages. Current screening options may also lead to high false positive rates. For example, over the course of ten years of annual mammography, more than 50% of women in the U.S. would experience a false positive mammogram. False positives can result in unnecessary interventions, increased costs and psychological burdens.

•

Invasiveness and side effects. Many established tests, such as colonoscopies and pap smears, are invasive. These tests can also result in negative health impacts, such as the risk of perforation with colonoscopies and the radiation exposure risk with mammograms.

•

Multiple screening modalities required across cancer types. Currently, there are often multiple detection options for a single type of cancer. Multiple screening modalities are generally required for detection of multiple cancer types, and the complex screening regimens required are difficult for both patients and providers to sustain.

•

Equipment for current screening options usually require significant capital expenditures, making screening difficult in resource-limited geographies. Hospitals and clinics must purchase expensive equipment, such as CT scanners, mammogram machines and gene sequencing machines, to perform many common cancer screening and detection tests. Many early cancer screening and detection tests, particularly ct-DNA- and CTC-based tests, are therefore quite expensive.

Market Opportunity

While early detection of cancers greatly improves clinical outcomes by providing clinical care and medical intervention at early stages, China’s early cancer screening and detection industry is still at the starting stage. Based on China’s large population, the market potential in China for early cancer screening and detection technologies increased at a CAGR of 20.7% from US$27.7 billion in 2014 to US$58.8 billion in 2018, and is expected to reach US$115.1 billion in 2023, representing a CAGR of 14.4% over this period. We believe that our CDA technology can address many of the limitations of current early cancer screening and detection methods, and that we are well-positioned to benefit from the expected rapid growth in China’s early cancer screening and detection market.

We believe that the advantages of our CDA technology summarized below can help us seize the tremendous market opportunity:

•

Numerous research studies have demonstrated our CDA technology’s ability to detect early-stage cancers with high sensitivity and specificity rates, including those cancers generally considered difficult for liquid-based technologies to test with high accuracy, such as lung and esophageal cancers.

•	Our CDA technology is liquid-based, and our tests require only a standard blood sample from a tested individual, which minimizes the invasive procedure required, making our tests side effect-free.

•	Retrospective validation studies have shown that our CDA technology, combined with our CDA device, can detect the risk of up to 26 types of cancer using a single blood test.

•

We developed our CDA technology and our patented CDA device entirely in-house. Our CDA device is much less costly to manufacture than gene sequencing machines used by ct-DNA-based technologies and micro-electrical mechanical devices used by CTC-based technologies. The lower cost of our device substantially reduces our capital expenditure investment and operational costs compared to these other technologies. As a result, our CDA tests are much less expensive than a typical ct-DNA- or CTC-based test.

Early Cancer Screening and Detection Market in China and the United States

China

In China, early cancer screening and detection technologies are typically used in four segments of the market: hospitals, physical checkup centers, independent clinical laboratories and non-medical entities, such as general commercial enterprises and insurance companies.

•

Hospitals are the traditional segment of China’s early cancer screening and detection market and are still the market’s largest segment. However, to access the Chinese hospital segment, service providers must obtain the medical device registration certificates issued by the NMPA, which form a high barrier to entry.

•

Physical checkup centers are a less regulated market segment, and these centers are supplemental to hospitals in offering cancer screening and detection services to the public. Early cancer screening and detection service providers face intensified competition in this segment, resulting in low bargaining power for them.

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Independent clinical laboratories also provide cancer screening and detection services to customers. However, unlike physical checkup centers, which typically provide immunoassay-based tests, independent clinical laboratories typically offer their customers more advanced technologies, such as ct-DNA- and CTC-based technologies. These laboratories are under strict supervision of the NHC and may require certificates, such as certificates for the compliance with the ISO standards and those issued by China National Accreditation Service for Conformity Assessment, or CNAS, to conduct their business. As a result, their laboratories typically place high demands on early cancer screening and detection service providers that they cooperate with, which moderates competition in this market segment.

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Certain non-medical entities, such as general commercial enterprises and insurance companies, constitute a rapidly developing market segment with high growth potential, as they seek to provide cancer screening services to their employees or insured individuals. These entities may cooperate with early cancer screening and detection companies directly in developing related services. However, because this market segment is relatively disperse, cancer screening and detection service providers must spend more on marketing efforts to address this market segment.

The United States

In the United States, the market for early cancer screening and detection technologies primarily includes four segments: healthcare service providers, insurance companies, retail and enterprises.

•	Healthcare service providers include hospitals and independent physicians and clinics; they constitute a highly regulated market segment, like their counterparts in China.

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There are many commercial insurance companies in the United States that purchase early cancer screening and detection services, resulting in a large market segment. For these companies, cost/price is often their principal criterion when selecting early cancer screening and detection services, which forms a barrier to entry into this market.

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Individual consumers can also order cancer screening and detection kits directly from the relevant service providers’ websites. This retail model provides the most convenient way for many consumers to take cancer screening and detection tests.

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Similar to the situation in China, general commercial enterprises are also a rapidly developing market segment in the United States; the geographic dispersion of these purchasers requires companies attempting to serve them to expend substantial marketing efforts.

Competitive Landscape

According to Frost & Sullivan, we ranked first in China and second worldwide among companies offering next-generation early cancer screening and detection technologies, in terms of the number of clinical samples for cancer screening and detection as of June 30, 2019. For purposes of these rankings, we had approximately 35,000 clinical samples as at June 30, 2019, which represented the historical aggregate of participants enrolled in our research studies that were developed in clinical sites qualified by competent authorities, such as the NMPA. In addition, among companies offering next-generation early cancer screening and detection technologies in China, in 2018 we ranked first in terms of the volume of commercial cancer screening and detection tests provided and fifth in terms of revenue from commercial cancer screening and detection tests. We also ranked fourth, among companies that provide next-generation early cancer screening and detection technologies, in terms of the number of patents for inventions related to early cancer screening and detection issued in greater China and fifth in the U.S., both as of June 30, 2019.

BUSINESS

Overview

We are a biotechnology company focusing on early cancer screening and detection. We market and sell a multi-cancer screening and detection test that uses our innovative, patented CDA technology and our proprietary CDA device. In addition to early cancer screening and detection, our CDA technology has demonstrated potential to assist physicians in cancer diagnosis, prognosis and recurrence.

Our CDA technology provides a comprehensive platform, on which we have developed our CDA test and our proprietary CDA device. Our CDA test can detect and assess an individual’s overall cancer risk with high accuracy, including early stage cancer. We also offer combination tests that combine our CDA test with auxiliary tests based on other cancer screening and detection technologies, such as biomarker-based tests, to detect the risk of specific cancer types. When we refer to our technology or tests as a “cancer screening and detection” technology or test in this prospectus, we refer to the detection and assessment of the risk of cancer occurrence, not to cancer diagnosis.

Our CDA technology focuses on biophysical properties in human blood. Recent studies have shown that there is a correlation between certain biophysical properties, including acoustical, electrical, magnetic, nano-mechanical and optical properties, and cancer occurrence. These studies have revealed that biophysical properties could be important non-genetic aspects of the micro-environment regulating the balance between normal cell growth and carcinogenesis (cancerous growth), which may lead to cancer occurrence. Biophysical properties’ physical expressions of information in the blood can indicate risks of pre-cancerous states and cancers. These biophysical signals change over time as cancer occurs, progresses or regresses. Our proprietary CDA device uses an integrated sensor system to detect certain biophysical signals in blood samples. After collecting data on these signals, we use our CDA technology and proprietary algorithm to measure and analyze these signals at multiple biological levels (including the protein, cellular and molecular levels) and with multiple parameters (including the overall CDA value, the PTF value and the CTF value). According to Frost & Sullivan, we are one of the first biotechnology companies worldwide to focus on the detection and measurement of cancers’ biophysical properties. In our industry and related research fields, our CDA technology, as well as CTCs, ct-DNAs, exosome, mRNAs and other emerging technologies, are known as “next-generation” cancer screening and detection technologies.

Our CDA technology provides a highly accurate, early-stage risk assessment of the occurrence of cancer. As of June 30, 2019, our CDA technology had been shown in numerous retrospective validation studies to be able to detect the risk of 26 cancer types with high sensitivity and specificity rates. These 26 cancers accounted for over 80% of the cancer incidences in China from 2013 to 2018, according to Frost & Sullivan. Our CDA technology requires only a standard blood sample from a tested individual, which minimizes the inconvenience and invasive procedures and avoids the harmful side effects that are inherent to many other technologies.

We have established a test database that as of June 30, 2019, consisted of over 140,000 blood samples of various age, sex and disease groups. Our database included approximately 100,000 samples from our commercial CDA-based tests and approximately 40,000 samples from our research studies. According to Frost & Sullivan, we ranked first in China and second worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection as of June 30, 2019. For purposes of these rankings, we had approximately 35,000 clinical samples as of June 30, 2019, which represented the historical aggregate number of participants enrolled in our research studies that were developed in clinical sites qualified by competent authorities, such as the NMPA. In addition, among companies offering next-generation early cancer screening and detection technologies in China, in 2018 we ranked first in terms of volume of commercial cancer screening and detection tests conducted and fifth in terms of revenue from commercial cancer screening and detection tests, according to Frost & Sullivan.

We have established two clinical laboratories in China and one clinical laboratory in the United States. Our principal laboratory is a licensed biomedical clinical laboratory located in Lishui, Zhejiang Province, China, where we perform our commercial CDA-based tests (including our CDA tests and combination tests), as well as a variety of other tests (including immunological and biochemical tests). Our laboratory in Haikou, Hainan Province, China is a licensed genomics clinical laboratory where we perform gene sequencing tests. In addition to these two clinical laboratories, we also have a research and development center located in Shanghai, China, where we develop our next-generation cancer screening and detection technology and tests. In the United States, we have a clinical laboratory located in San Jose, California for which we obtained a CLIA Certificate of Registration in March 2019. Our San Jose laboratory is equipped to perform our CDA tests and biochemical tests. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology at this laboratory. We also plan to open a second U.S. clinical laboratory in Philadelphia, Pennsylvania in 2020.

As of June 30, 2019, we had filed 210 patent applications globally; among these, 116 patents had been granted, including 54 in greater China (including seven in Taiwan) and 16 in the United States, and 94 patent applications were pending in nearly 20 other countries and regions. Our patent applications broadly cover apparatus and methods for early stage disease detection, and they strategically encompass important specific embodiments of these apparatus and methods. Our patent portfolio is one of the world’s largest for early cancer screening and detection using next-generation technologies, according to Frost & Sullivan.

We performed our first commercial CDA-based test in China in 2015. Since then, we have generated revenue in China for four consecutive years. The number of commercial CDA-based tests (inclusive of CDA tests and combination tests) we sold increased significantly from 19,336 in 2017 to 41,607 in 2018, and our revenue from sales of cancer screening and detection tests (predominantly CDA-based tests, as well as genomics tests) increased by 83.7% from RMB5.2 million in 2017 to RMB9.6 million (US$1.4 million) in 2018. Our total revenues increased by 80.3% from RMB5.7 million in 2017 to RMB10.3 million (US$1.5 million) in 2018. In the United States, we currently plan to commence marketing our CDA test as an LDT sometime in 2020 through our CLIA-registered laboratory in San Jose.

Our Competitive Strengths

Novel Patented Early Multi-Cancer Screening and Detection Technology

Our CDA technology is a liquid-based technology. It focuses on biophysical properties in human blood. Recent studies have shown that there is a correlation between certain biophysical properties, including acoustical, electrical, magnetic, nano-mechanical and optical properties, and cancer occurrence. These studies have revealed that biophysical properties could be important non-genetic aspects of the micro-environment regulating the balance between normal cell growth and carcinogenesis (cancerous growth), which may lead to cancer occurrence. Biophysical properties’ physical expressions of information in the blood can indicate risks of pre-cancerous states and cancers, and they change over time as cancer occurs, progresses or regresses. Our proprietary CDA device uses an integrated sensor system to detect certain biophysical signals in blood samples. After collecting data on these signals, we use our CDA technology and proprietary algorithm to measure and analyze these signals at multiple biological levels (including the protein, cellular and molecular levels) and with multiple parameters (including the overall CDA value, the PTF value and the CTF value). In contrast, many other liquid-based cancer screening and detection technologies focus on biochemical signals (such as conventional biomarkers), genomic signals (such as ct-DNAs) and CTCs. These other liquid-based technologies typically can only determine whether or not cancer has occurred at a static point in time. In addition, conventional biomarkers have relatively low sensitivity and specificity rates and they are prone to be triggered by non-cancerous diseases. Some cancer types, such as esophageal cancer and brain cancer, do not have corresponding biomarkers. On the other hand, ct-DNAs and CTCs are only detectable after a tumor has formed, and as such, their physical expressions of information, or signals, are typically weak during the early stages of a cancer as their concentrations in the blood are relatively low. Moreover, ct-DNA- and CTC-based technologies typically require complex and expensive gene sequencing machines and micro-electrical mechanical devices, respectively, to amplify relatively weak signals for cancer screening and detection purposes.

We believe that our CDA technology has the following advantages compared to other cancer screening and detection technologies:

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Ability to detect the risk of cancer with high accuracy. The accuracy of cancer screening and detection technologies can be measured by two key performance metrics—sensitivity and specificity. Sensitivity indicates the ability of a test to correctly identify those who have cancer among the population with cancer, whereas specificity indicates the ability of the test to correctly identify those who do not have cancer among the population without cancer. These two metrics are critical for effective treatment selection based on the results of liquid-based testing. Numerous retrospective validation studies have shown that our CDA technology can successfully detect the risk of cancers with high sensitivity and specificity rates. For example, as of June 30, 2019, in completed research studies our CDA technology had successfully detected the risk of (i) lung cancer in 2,277 cases, with the meta-analysis sensitivity of 82.4% and specificity of 83.0%; and (ii) esophageal cancer in 2,253 cases, with the meta-analysis sensitivity of 85.8% and specificity of 93.0%. According to Frost & Sullivan, these high sensitivity and specificity rates are generally considered difficult for liquid-based cancer screening and detection technologies to achieve for lung and esophageal cancers, and they represent a leading position in terms of testing accuracy in the early cancer screening and detection industry.

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Ability to detect the risk of multiple cancers using one blood test. Our retrospective validation studies have shown that our CDA technology, combined with our CDA device, can detect the risk of 26 types of cancers in a single blood test. These 26 cancers accounted for over 80% of the cancer incidences in China from 2013 to 2018, according to Frost & Sullivan. While our CDA test alone does not indicate precisely which specific type(s) of cancer an individual may have, if it indicates a medium or high risk of cancer, the tested individual can use concurrent combinations of tests, or follow-up screening tests, performed by us or at hospitals or physical checkup centers, to determine the specific cancer type(s) that may exist or the location(s)of the cancer(s). For example, we offer our cancer-positioning services using a combination of our CDA technology and, on an auxiliary basis, biomarkers to indicate the risk of specific cancer type(s) in one blood test. This advantage of our CDA technology, as well as our CDA test’s ability to work in combination with other auxiliary tests using our proprietary algorithm, enable us to maintain a comprehensive and flexible test menu to meet different customers’ needs.

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Proprietary technology supporting low-priced testing. We developed our patented CDA technology and our proprietary CDA device entirely in-house. Our CDA device is less costly to manufacture than the equipment used by many of our competitors, such as gene sequencing machines used by ct-DNA-based technologies and micro-electrical mechanical devices used by CTC-based technologies. In addition, we conduct cancer risk assessments using our proprietary algorithm. Furthermore, we do not rely on third-party licenses of intellectual property in developing our CDA technology and CDA device. These advantages reduce our operating costs, enabling us to offer our CDA tests at prices significantly lower than many of our competitors, such as typical ct-DNA- and CTC-based tests.

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Minimally invasive, side effect-free and automated. Compared to conventional approaches to cancer screening and detection such as imaging technology and tissue biopsy, our CDA technology is liquid-based and requires only a standard blood sample from a tested individual. This minimizes the invasiveness of our tests and means they do not result in harmful side effects. In addition, our CDA device is highly automated, requiring minimal human involvement.

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Potential for assistance in diagnosis, prognosis and recurrence. Our CDA technology can be used to track variations in cancer-related biophysical properties as a disease progresses, regresses or recurs. Our CDA technology can assist physicians in their cancer diagnosis by providing input complementary to pathologic information drawn from a tissue biopsy, which helps oncologists ensure that their cancer diagnoses are comprehensive and unbiased. Given these qualities, in addition to early cancer screening and detection, our CDA technology has demonstrated potential for assisting in diagnosis, prognosis and recurrence.

Expansive Patent Portfolio and Proprietary Test Database

According to Frost & Sullivan, we are one of the first biotechnology companies worldwide focusing on the detection and measurement of cancers’ biophysical properties. We have an expansive patent portfolio based on our technological innovations and substantial research studies, which is one of the world’s largest in early cancer screening and detection using next-generation technologies, according to Frost & Sullivan. As of June 30, 2019, we had filed 210 patent applications globally; among them, 116 patents had been granted, including 16 in the United States and 54 in greater China (including seven in Taiwan), and 94 patent applications were pending in nearly 20 countries and regions, including populous countries such as India and Brazil. Our patent applications broadly cover apparatus and methods for detecting diseases at early stages, and they strategically encompass important specific embodiments of these apparatus and methods. We believe that our expansive patent portfolio helps us to maintain and strengthen our technological advantages and market position. It also allows us to develop our patented CDA technology entirely in-house—without reliance on licenses of third-party technologies. Because we do not have to pay technology license fees, or purchase expensive testing equipment, the cost of our CDA test is significantly lower than that of many of our competitors; this cost advantage expands the total addressable market of our CDA test.

We have also established a test database that as of June 30, 2019, consisted of over 140,000 blood samples of various age, sex and disease groups. This database included approximately 100,000 samples from our commercial CDA-based tests and approximately 40,000 samples from our research studies. According to Frost & Sullivan, we ranked first in China and second worldwide among companies offering next-generation early cancer screening and detection technologies, in terms of the number of clinical samples for cancer screening and detection as of June 30, 2019; and we ranked first in terms of the number of commercial cancer screening and detection tests conducted in 2018 among companies that offer next-generation early cancer screening and detection technologies in China. Our test database helps us to continuously refine our algorithm and provide high accuracy tests. Substantially all of the blood samples in our database were collected and tested in China. We have cooperated with a number of Chinese hospitals and medical institutions to conduct retrospective validation studies on our CDA technology for single or multiple cancers. Leveraging our relationships with these research partners, we anticipate having a relatively stable supply of blood samples to support our future research and further expand our test database in China. In addition, we have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology at this laboratory.

Fully Commercialized Operations in China—Rolling Out Our China Experience to the U.S.

China’s large, aging population, favorable government policies, and relatively low labor costs represent substantial commercial opportunities for our business that enable us to cost-effectively conduct our cancer screening and detection tests at a large scale. As a result, while many of our competitors that operate only in the United States are still working to make their first breakthrough in product development, we have commercialized our CDA-based tests in China and generated revenue for four consecutive years since selling our first commercial CDA-based test in 2015. The number of commercial CDA-based tests (inclusive of CDA tests and combination tests) we sold increased significantly from 19,336 in 2017 to 41,607 in 2018, and our revenue from our cancer screening and detection tests (predominantly CDA-based tests, as well as genomics tests) increased by 83.7% from RMB5.2 million in 2017 to RMB9.6 million (US$1.4 million) in 2018.

With several years of operations, our China-based team has accumulated valuable know-how with respect to the research and development and commercialization of our CDA technology and tests. We believe that this experience and know-how will be of significant value in implementing our plans to develop our business in the U.S. through research studies and the commercialization of our CDA tests.

An Experienced Management Team With Proven Track Records of Success

We have an experienced management team with multi-disciplinary backgrounds and expertise, who have demonstrated the ability to develop and commercialize innovative technologies and products. This strong team has paved the way for us to develop our CDA technology for early cancer screening and detection.

Dr. Chris Chang Yu, our co-founder and chairman, has over 20 years’ experience in the semiconductor, integrated circuit materials, life sciences and environmental protection industries. He is the first or principal inventor of over 300 patent applications, among which over 100 are related to cancer diagnostics. His knowledge in weak signal detection, semiconductor manufacturing and life sciences helped him identify biophysical properties in blood through proprietary on-chip multiplexed measurements. He used biophysical properties—rather than biochemical and genomic signals—in peripheral blood to develop our CDA technology to detect the risk of cancers, and participated in the design of our CDA device, which, collectively, constitute the solid foundation for our current business. Dr. Yu was also an integral member of the team that led the spin-off of Cabot Microelectronics (NASDAQ: CCMP) from Cabot Corporation (NYSE: CBT) in 2000; and he was a co-founder of Anji Microelectronics (688019.SH), which he co-founded in 2004 and which completed its initial public offering in China’s science and technology innovation board market in July 2019. Our business development and growth have substantially benefitted from Dr. Yu’s experience in managing start-up technology companies.

In addition, Dr. He Yu, our co-founder and chief medical officer, is a renowned expert in molecular epidemiology, with training in medicine, epidemiology and clinical biochemistry. Dr. He Yu has served as a professor and program director of cancer epidemiology at the University of Hawaii Cancer Center and an adjunct professor at the Yale School of Public Health since 2012. Relying on his over 20 years’ experience in leading-edge cancer research, Dr. He Yu has contributed to the development of our CDA technology. We also benefited from the expertise, experience and resources of our other key management members. For example, Mr. Xuedong Du, our vice president in charge of research and development, is the first or principal inventor of more than 100 patent applications, primarily for medical devices. Mr. Du has also made significant contributions to our CDA technology product development. Mr. Weidong Dai, our China president, has rich cross-disciplinary experience covering medical sciences and enterprise management. He has served as an adjunct professor at Anhui College of Traditional Chinese Medicine since 2004 and an executive director at the Hainan Branch of China Science Tsing Research Institute of Science and Technology since 2018.

Our Strategies

Our objective is to become the leading provider of highly accurate and cost-effective cancer screening and detection tests and to expand the application of our tests to other oncological areas, such as assistance in diagnosis, prognosis and recurrence. To achieve this, we intend to:

Enlarge Our Total Addressable Market in China by Obtaining Additional Regulatory Approvals for Our CDA Device

We intend to enlarge our total addressable market in China by obtaining additional regulatory approvals for our CDA device. We obtained a Class II medical device manufacture license from the NMPA in 2013 (renewed in 2018) and a Class II medical device registration certificate from the NMPA in 2015. These licenses allow us to manufacture our CDA device and use it to perform our CDA-based tests in our own laboratories in China. In December 2018, we applied to the NMPA for a Class III medical device registration certificate for our CDA device to assist in multi-cancer diagnosis. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. With these Class III medical device licenses, we will be able to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnoses of specified multiple cancers.

Grow Our Customer Base in China

Our existing customer base in China consists primarily of life insurance companies and other large corporations; we offer our CDA-based tests to their insurance customers and/or employees. We plan to acquire customers for our CDA-based tests through the annual physical checkup packages we offer; we largely outsource these physical checkups (other than CDA-based tests) to third-party physical checkup centers. In addition, we plan to further develop our non-CDA cancer screening and detection tests using other technologies, including expanding the genomics tests we currently conduct at our Haikou laboratory. After obtaining the Class III medical device registration certificate and updating our medical device manufacture license, we expect to provide our tests to more individual customers through Chinese hospitals. We will also seek to increase our market penetration by continuing to build out our sales and marketing teams and engaging more sales agents and other channel partners.

Strengthen Technological Advantages with Focused Research and Development

According to Frost & Sullivan, we are one of the first biotechnology companies worldwide focusing on the detection and measurement of cancers’ biophysical properties. We plan to strengthen our technological advantages through focused research and development. In particular, we plan to continuously make game-changing innovations by leveraging our management’s multi-disciplinary backgrounds and expertise. We have been collaborating with a number of hospitals and medical institutions in conducting research studies. Our collaborations allow us to validate the effectiveness and utility of our CDA tests in a clinical setting, explore new applications of our CDA technology, and provide us access to clinically well-characterized patient data. In the future, our research and development will continue to focus on:

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exploring our CDA technology’s ability to dynamically monitor cancer progression, particularly for assistance in cancer diagnosis, prognosis and recurrence, and to improve our CDA technology’s ability to identify cancer types, our CDA technology’s signal-to-noise ratio and its testing throughput;

•	exploring our CDA technology’s ability to detect the risk of major non-cancerous diseases;

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expanding our test offerings to include new genomics tests (such as those currently conducted in our Haikou laboratory), ct-DNA- and CTC-based tests, as well as new combination tests that combine our CDA test with other auxiliary cancer screening and detection technologies; and

•	expanding our CDA technology’s application to additional oncological areas.

Bring Our Tests to the U.S. Market

In the United States, we are currently permitted to conduct our CDA-based tests for research use. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology in the U.S. We intend to commercialize our CDA-based tests for clinical purposes in the United States initially as an LDT performed at our laboratory in San Jose, California. As an LDT, under the FDA’s current enforcement discretion policy, we do not expect that our CDA-based test will require premarket clearance, market authorization, or approval from the FDA prior to marketing. Because we have received a CLIA Certificate of Registration for our San Jose laboratory, we may begin marketing our tests for clinical purposes as soon as we complete our validation studies and obtain any required state laboratory licenses or other required accreditations. Under CLIA, CAP and state licensing requirements, we are required to validate our CDA test with applicable analytical and clinical studies prior to marketing the test as an LDT. These studies are designed to demonstrate the performance of the test. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other health organization, to conduct these studies.

Our CDA Technology

Our CDA technology provides an innovative and comprehensive platform for us to develop multi-cancer screening and detection tests with high sensitivity, specificity and cost-efficiency.

Principal Mechanism

Focus on Biophysical Properties

Our CDA technology is a liquid-based technology. The critical difference between our CDA technology and other liquid-based cancer screening and detection technologies is that our technology focuses on biophysical properties rather than conventional biochemical or genomic properties. Specifically, our CDA technology is based on the correlations between biophysical properties and cancer occurrence. Recent studies have shown that there is a correlation between certain biophysical properties and cancer occurrence. These studies have revealed that certain biophysical properties could be important non-genetic aspects of the micro-environment regulating the balance between normal cell growth and carcinogenesis (cancerous growth), which may lead to cancer occurrence. Biophysical properties exist in all human beings, including healthy individuals, and the signals they express can be detected before a tumor has formed. Biophysical properties increase or decrease progressively in a statistically significant way from healthy state to non-cancerous disease, pre-cancer disease, early- and late-stage cancer states. The change in biophysical properties is a potential cause for the loss of immunity and increased occurrence of cancer. On the other hand, the strength of biophysical signals expressed by these biophysical properties—which our CDA technology is designed to detect—increase progressively from healthy through late-stage cancer states.

We have collected testing data on 26 types of cancer, including data on biophysical properties measured in multiple serial samples collected from the same person over time and corresponding pathological data. Our proprietary algorithm is based on this database, and it uses the testing data collected by our CDA device to determine the PTF value, CTF value and overall CDA value of a blood sample. The overall CDA value determined through our test factors in the PTF and CTF value, as well as other biophysical property characteristics of the blood sample. The overall CDA value, as the principal parameter for our CDA technology, is proportional to the cancer risk.

Based on the progressive changes of biophysical properties and their signals from healthy through late-stage cancer states, we believe that our CDA technology is ideally suited for early cancer screening and detection, as well as assistance in cancer diagnosis, prognosis and reoccurrence. Through tracking CDA values, we can obtain both static and dynamic (progression) of information on cancer risk.

Multi-level and Multi-parameter

Our CDA technology is designed to analyze biophysical properties that potentially influence body functions at multiple biological levels, including cellular, protein and molecular levels. By comparison, some other liquid-based cancer screening and detection technologies are based on detection signals that exist at only one of the cellular, protein and molecular levels—for example, conventional biomarkers at the protein level and CTCs at the cellular level. As a result of this multi-level analysis, we believe that our CDA technology is more comprehensive and that it can provide more dimensions of information, potentially making it more accurate in detecting cancers.

Our CDA technology quantitatively measures biophysical properties that are collectively possessed by a biological specimen. These properties may vary by health status at the cellular, protein and molecular levels. At the cellular level, biophysical properties may not only change with a cell’s surface properties, but they may also alter when interactions occur between cells (for example, intercellular repulsions and attractions) as well as possibly cell-to-cell signaling. At the protein and molecular levels, certain biophysical properties may modify proteins’ surface phases and structures and affect the molecular mechanism that maintains the nuclear and genomic integrity of normal cells. Shifts and aberrations in these biophysical properties may potentially lead to alterations in cell interactions and possibly affect functioning and replication of DNA. These shifts and aberrations could therefore cause increased mistakes in gene replications and even increased frequency of gene mutations that result in various diseases, including cancer. In addition, different cancers may share certain common biophysical properties, and our CDA technology captures and quantifies the biophysical signals of malignant cells that are in general distinct from those in normal cells. As a result of these measurements, our CDA technology can detect the risk of multiple cancers in one test. In contrast, certain other liquid-based cancer signals only exist at one of the above three levels (cellular, protein or molecular) and normally a specific signal corresponds to only one cancer. For instance, AFP tumor marker, a protein biomarker, is typically used to screen exclusively for liver cancer; and PSA, another protein biomarker, is typically only used to detect prostate cancer.

Our CDA technology, together with our CDA device, deploys various measurement parameters, primarily PTF, CTF and CDA values, by detecting certain biophysical properties in blood. After testing a blood sample, our CDA device generates a series of testing data, including the PTF value, the CTF value and the overall CDA value. The PTF value refers to the measured level of protein cancer-related factor in the blood. The CTF value refers to the measured level of cellular cancer-related factors in the blood. Using our proprietary algorithm, we arrive at the overall CDA value based on the PTF and CTF values, as well as other biophysical property characteristics of the blood. This overall CDA value is the principal analysis parameter that we use to assess an individual’s overall cancer risk. Based on the results of these parameters, we assess the risk of cancer to be low (normal), medium or high.

Analytical Validation

We have conducted numerous research studies on our CDA technology’s utility and accuracy. Since 2015, we have completed 25 research studies on our CDA technology with hospitals and medical institutes in China. Among them, the results of 15 research studies on which we collaborated with five Chinese hospitals and medical institutes on have been published at ASCO annual meetings and other medical conferences and in medical journal supplements. We have also completed an additional ten unpublished research studies with nine hospitals and medical institutes in China. Since 2015, we have tested more than 140,000 blood samples collected from various age, sex and disease groups, including approximately 100,000 samples from our commercial CDA-based tests and approximately 40,000 samples from our research studies.

Our research studies have demonstrated that our CDA technology can detect the risk of multiple cancers with high sensitivity and specificity rates. We have used meta-analysis to analyze the resulting data of all completed research studies for a specific cancer type up to June 30, 2019 and calculated our CDA technology’s sensitivity and specificity rates for that cancer type. Meta-analysis is a statistical analysis of a large collection of analysis results from individual studies for the purpose of integrating the findings. The following table sets forth the sensitivity and specificity rates of our CDA technology in detecting 26 cancers based on our completed research studies up to June 30, 2019:

Cancer Type	Aggregate Sample Size	Sensitivity	Specificity	Publication Information(1)
Lung Cancer	2,277	82.4%	83.0%

2015 ASCO Annual Meeting, J Clin Oncol 33, e12578, 2015 (co-author: Cancer Hospital of Chinese Academy of Medical Sciences); 2015 Nobel Prize Laureate Summit on Biomedical Sciences (co-authors: Shanghai Changhai Hospital and School of Life Science of Fudan University);

2015 Annual Congress of Chinese Thoracic Society; 2017 ASCO Annual Meeting, J Clin Oncol 35, e23131, 2017 (co-authors: Shanghai Changhai Hospital and School of Life Science of Fudan University); 2019 ASCO Annual Meeting, J Clin Oncol 37, e20673, 2019 (co-authors: Shanghai Changhai Hospital and Lishui Central Hospital)

Cerebral Cancer	93	89.2%	89.9%	2019ASCO Annual Meeting, J Clin Oncol 37, 2019 (suppl; abstr 2040)

Cancer Type	Aggregate Sample Size	Sensitivity	Specificity	Publication Information(1)

Nasopharyngeal Cancer	188	86.6%	89.1%	N/A

Oral Cancer	60	78.3%	90.8%	N/A

Laryngeal Cancer	61	93.4%	88.0%	N/A

Thyroid Cancer	39	100.0%	83.6%	N/A

Esophageal Cancer	2,253	85.8%	93.0%	2015 ASCO Annual Meeting, J Clin Oncol 33, e15059, 2015 (co-author: Shanghai Changhai Hospital); 2015 Nobel Prize Laureate Summit on Biomedical Sciences (co-authors: Shanghai Changhai Hospital and Fudan University Shanghai Cancer Center); 2017 Gastrointestinal cancers Symposium (San Francisco), J Clin Oncol 35, 2017 (suppl 4S; abstract 42)

Lymphoma	528	87.1%	92.4%	N/A

Breast Cancer	493	74.6%	92.2%	2015 San Antonio Breast Cancer Symposium (10.1200/JCO.2015.33.28_Suppl.13)

Liver Cancer	804	92.3%	93.2%	2015 ASCO Annual Meeting, J Clin Oncol 33, e12578, 2015 and e22171, 2015 (co-author: Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University)

Bile Duct Cancer	26	87.5%	94.0%	N/A

Gallbladder Cancer	28	100.0%	63.4%	N/A

Pancreatic Cancer	162	89.3%	90.6%	N/A

Gastric Cancer	1,438	88.7%	93.8%	N/A

Kidney Cancer	55	88.9%	77.7%	N/A

Bladder Cancer	29	72.4%	88.3%	N/A

Colon Cancer	884	89.4%	91.2%	2015 ASCO Annual Meeting, J Clin Oncol 33, e12578, 2015 (co-author: Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University); 2017 Gastrointestinal cancers Symposium (San Francisco), J Clin Oncol 35, 2017 (suppl 4S; abstract 564)

Rectum Cancer	653	89.2%	88.0%	N/A

Duodenal Cancer	32	84.4%	87.5%	N/A

Prostatic Cancer	46	90.7%	93.2%	N/A

Cervical Cancer	401	87.0%	90.2%	2019 Shenzhen New Horizons in Cancer Research

Ovarian Cancer	474	90.5%	90.1%	2019 Shenzhen New Horizons in Cancer Research

Uterine Cancer	164	87.2%	92.3%	N/A

Leukemia	196	77.6%	88.0%	N/A

Bone Cancer	12	91.7%	91.0%	N/A

Skin Cancer	18	88.9%	93.7%	N/A

Notes:

(1)

For each specific cancer type shown in the table above, the references in this column “Publication Information” indicate the medical conferences and medical journal supplements where we have published any research results for that cancer type up to June 30, 2019, while “N/A” means that none of our completed research studies of that cancer type had been published up to June 30, 2019.

Early Cancer Screening and Detection

Research studies

A number of our research partners, including hospitals and medical institutions in China, have validated our CDA technology’s ability to detect the risk of multiple cancers. This validation has been done through their un-blinding of our single- or double-blinded testing results for tested individuals in their institutions. Single-blinded test refers to the testing process in which we do not know, but our research partners know, about the pathological or clinical information of the tested samples or the makeup of the patient and control groups during the course of testing. By comparison, in double-blinded tests, neither us nor our research partners have this information until the un-blinding step. Un-blinding refers to the disclosure of the previously withheld information to us by our research partners in single-blinded tests, or the publication of this information by a third-party study administrator or by our research partners after they otherwise acquire the information. Set forth below are several representative examples of validation studies on our CDA technology that we have completed with Chinese hospitals:

•	Shanghai Changhai Hospital

Since 2015, we have cooperated with Shanghai Changhai Hospital to research various cancers, including lung cancer. We have published six papers under this project. The latest paper was published at the 2019 ASCO Annual Meeting. In this study, 832 blood samples collected from patients with non-small cell lung cancer, or NSCLC, and 642 blood samples from healthy individuals (as the control group) were tested using our CDA technology. The results indicated that our CDA technology had high sensitivity and specificity rates even for lung cancer at stage I—85.2% and 93.0%, respectively.

•	A Cancer Hospital in Beijing

This hospital is one of the first hospitals that has cooperated with us in conducting research studies. At the 2015 ASCO Annual Meeting, we published a paper evaluating our multi-level, multi-parameter CDA detection method for digestive system cancer diagnosis based on one of our joint research studies with this hospital. Although the sample size was limited, this was the earliest paper comparing our CDA technology with conventional biomarkers.

In this study, the hospital collected blood samples from nine HCC patients and six colorectal cancer patients, as well as from a control group of 20 healthy individuals. These blood samples were tested by both our CDA technology and methods based on conventional biomarkers, including AFP and carcinoembryonic antigen, or CEA. The results showed that there was a significant statistical difference in the measured overall CDA value between each of the HCC and colorectal cancer patient groups and the control group. Specifically, in the HCC group, our CDA technology had a sensitivity rate of 77.0% compared to the AFP-based method’s 33.0%, while the specificity rates of both methods were similar. In the colorectal cancer group, our CDA technology had a sensitivity rate of 83.0% compared to the CEA-based method’s 33.0%, while the specificity rates of both methods were similar.

•	Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University

We have collaborated with Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University, or Lishui Central Hospital, primarily in liver and lung cancer studies. We published two papers, one on HCC and one on NSCLC, at the 2015 ASCO Annual Meeting.

In the HCC study, blood samples were collected from 485 HCC patients, 64 cirrhosis patients and 44 patients with benign liver diseases, or BLD, as well as from a control group of 75 healthy individuals. All the samples were tested using our CDA technology. The results indicated that there was a significant statistical difference in the measured overall CDA value between the HCC patient group and each of the control, BLD, and cirrhosis groups.

In the NSCLC study, three groups of blood samples were tested using our CDA technology, which included 383 samples collected from NSCLC patients, 103 samples from patients with non-cancerous lung diseases and a control group of 149 healthy individuals. The results indicated that our CDA technology can detect NSCLC with the sensitivity of 87.7% and specificity of 79.9%.

Follow-up phone consultations

We conduct follow-up phone consultations with individuals for whom we have conducted commercial CDA-based tests, to validate our CDA technology’s utility in detecting the risk of cancer. These individuals were generally asymptomatic at the time they took our tests. We began our first follow-up call in 2017 and plan to do these follow-up phone consultations for five years. We have obtained preliminary results from this initiative.

We typically call a tested individual for the first time within 15 days (for individuals with high risk results), three months (for those with medium risk results) or six months (for those with low risk results), after issuing a cancer risk assessment report for a tested individual. We also have subsequent phone consultations with the tested individuals on an annual basis. During these consultations, our customer support and service personnel typically ask the tested individuals with medium or high risks of cancer about, among other things, their health conditions, whether or not they have taken follow-up checkup tests as we suggested in the cancer risk assessment reports, and the relevant follow-up diagnoses or test results, if any. As of September 15, 2019, we had contacted over 11,000 tested individuals, of whom nearly 6,000 individuals gave us substantive feedback regarding their health conditions and disease development, and among them, 460 were previously tested as having high risk of cancer, 5,067 with medium risk of cancer and the rest with low risk of cancer. Based on the feedback from these calls, 772 of the tested individuals had been diagnosed with various major diseases or cancers by third-party hospitals and medical institutions within two years of taking our CDA-based tests, including 132 cases with cancers, over 300 with pre-cancer diseases or benign tumors, and over 300 with major non-cancerous diseases. All of these 772 individuals were previously tested as having medium or high risk of cancer, and none were previously tested as having low risk of cancer. Among those 460 and 5,067 individuals tested with high and medium risk of cancer, respectively, 165 (or 35.9%) and 607 (or 12.0%) had been diagnosed with cancers, pre-cancer diseases or major non-cancerous diseases, respectively. As it may take years for diseases to progress into cancers or pre-cancer or major non-cancerous diseases, we expect that the percentage of cancer occurrence among these 5,167 cases will likely increase over time.

Assistance in Diagnosis, Prognosis and Recurrence

Assistance in diagnosis

Oncologists typically use tissue biopsy as the “gold standard” method for cancer diagnosis, and they also utilize multiple technologies to provide multi-dimensional input to a cancer diagnosis. These technologies can be used for “assistance in diagnosis” because they provide input complementary to pathologic information drawn from a tissue biopsy, which helps physicians to ensure that their cancer diagnoses are comprehensive and unbiased. For example, a CT scan, in conjunction with the detection of CEA and other tumor markers, is often used to assist in diagnosing lung cancer.

Since 2015, we have collaborated with third-party oncologists and hospitals in utilizing our CDA technology to assist in the diagnosis of multiple cancer types in a number of research studies. These research studies are designed to evaluate the performance of our CDA technology in predicting cancer occurrence in a population with cancer symptoms or abnormal test results. To date, ten of these studies have been published at ASCO annual meetings and other medical conferences and medical journal supplements. The results of these studies demonstrated our CDA technology’s effectiveness in assisting in the diagnosis of multiple cancers—particularly lung and esophageal cancers. For example, in our joint study on NSCLC with Shanghai Changhai Hospital in 2017 (2017 ASCO Annual Meeting; J Clin Oncol 35, e23131, 2017), our CDA technology successfully detected NSCLC with sensitivity of 68.0% and specificity of 96.3%, showing higher accuracy than CT scans for all NSCLC stage groups. This indicates that compared to a CT scan, our CDA test could provide more accurate and reliable information and data to help oncologists diagnose lung cancer.

In another study with Shanghai Changhai Hospital in 2015 (2015 ASCO Annual Meeting; J Clin Oncol 33, e15059, 2015), our CDA technology detected esophageal cancer with relatively high sensitivity of 70.0% and specificity of 90.0%. These results indicated our CDA technology’s effectiveness in assisting in the diagnosis of esophageal cancer.

Prognosis and recurrence

Prognosis refers to an assessment of whether and how a patient responds to cancer treatment. Effective prognostic tools can help oncologists dynamically monitor cancer treatment progression, make necessary and timely adjustments to cancer treatment, and correctly predict a patient’s treatment outcome, such as the survival rate—the percentage of people in a patient group who will be alive for a period of time, the survival time—life expectancy after diagnosis, and whether or not they will go into remission. In some circumstances, prognosis can be effective even before the cancer treatment starts. Recurrence means return of cancer after the patient has been treated and has gone into remission, and happens more frequently for certain cancer types. Patients who have gone into remission have a substantially higher risk of cancer recurrence than the general population. It is therefore important to have technologies to detect cancer recurrence timely, cost-effectively and without side effects. Because biophysical properties in the blood increase or decrease progressively in a statistically significant way from healthy state to late-stage cancer states, we believe that our CDA technology can be used for prognosis of cancer treatment outcomes and for detecting the risk of cancer recurrence.

In a study published at the 2016 ASCO Annual Meeting (2016 ASCO Annual Meeting, J Clin Oncol 34, 2016 (suppl; abstr e23176)), we investigated our CDA technology’s potential for breast cancer prognosis by testing the blood samples collected from three breast cancer patients. The CDA data for each patient’s blood samples were grouped into three categories, namely before, during and after any post-operative treatment. Two of these patients showed favorable responses to the post-operative treatment and their average overall CDA values declined after the treatment. The third patient did not respond well to the post-operative treatment and their average overall CDA values remained high after the treatment. These results indicated that our CDA technology may be useful for monitoring a breast cancer patient’s response to the post-operative treatment, although this utility of our CDA technology needs more validation studies.

Since 2015, we have been working with multiple hospitals in China, including Shanghai Changhai Hospital, Lishui Central Hospital, a cancer hospital in Beijing and a cancer center in Shanghai, in a number of research studies. These studies are designed to explore our CDA technology’s effectiveness as a prognostic tool for lung cancer treatment.

In one of these studies in 2016, we collaborated with Shanghai Changhai Hospital and tested and collected the overall CDA values from 86 lung cancer patients. These patients were divided into two groups: the “good prognosis” group (with each member having an overall CDA value below 47) and the “bad prognosis” group (those with values above 47). We predicted that the “good prognosis” group would have a higher survival rate than that of the “bad prognosis” group due to their relatively low overall CDA values. After the grouping, both groups went through chemotherapy to treat their lung cancers. Two years after the chemotherapy, the survival rate of the “bad prognosis” group dropped below 50%, while that of the “good prognosis” group stayed at the level of 75%. The differences in those two outcomes are statistically significant and meaningful. The results of this clinical study demonstrate our CDA technology’s strong ability in predicting the outcome of lung cancer treatment and validate that it can predict treatment outcomes even before the treatment starts.

The following graph provides a comparison of the predicted progression-free survival rates (the percentage of the measured population that did not demonstrate worsening in their condition over a specified period), or PFS, for those two lung cancer patient groups in this study.

In another study, we tracked a number of patients throughout their approximately three years of cancer treatment. The following graph illustrates the changes of a representative patient’s CDA values throughout the tracking period.

CDA in Long-Term Cancer Monitoring (Stage IIA with Surgery)

This patient is a middle-aged man diagnosed with a stage IIA lung cancer. As illustrated in the graph above,

•	At the beginning of the tracking period, namely Day zero, the patient’s overall CDA value was relatively high, which corroborated the oncologist’s diagnosis that the individual had a cancer;

•	From Day 7 to Day 28, as the cancer treatment progressed, the patient’s overall CDA value, as well as PTF and CTF values, continued dropping;

•

After his surgery (around Day 52) and during his chemo-therapy treatment, the patient’s overall CDA value dropped below the cut-off value, indicating that by that time, the patient’s stage IIA lung cancer had been effectively controlled and he went into remission;

•

However, after a period of remission (around Day 212), the patient’s overall CDA value went up again, which predicted a recurrence of cancer. Shortly after this uptick in the overall CDA value, the oncologists diagnosed that the patient’s cancer had come back and further spread to the liver, corroborating our CDA test’s prediction;

•

Subsequently, the patient went through chemotherapy for liver cancer. Following this treatment (around Day 277), the patient showed an overall CDA value below the cut-off value, indicating that the patient responded positively to the chemotherapy and went into remission again; and

•

From Day 383 to Day 904, the patient’s overall CDA value, as well as PTF and CTF values, remained relatively low, indicating that he was in remission. This was also confirmed by the oncologists’ clinical observations.

To summarize, this representative example has shown that our CDA test can (i) dynamically monitor a patient’s treatment progression, indicating when the cancer is under control (namely, when the overall CDA value drops below the cut-off value) and when the patient enters the remission phase (namely, after the overall CDA value stays below the cut-off value for a period of time); and (ii) correctly predict cancer recurrence ahead of time (namely, when the overall CDA value resurges and exceeds the cut-off value).

Our CDA Device

Our proprietary CDA device, which we designed in-house and is covered by numerous patents, is used to conduct cancer screening and detection tests based on our proprietary CDA technology. This device uses an integrated, multi-level and multi-parameter sensor system to detect multiple biophysical properties in one single blood test. We believe that we are one of the first biotechnology companies worldwide to use such a sensor system to detect cancers’ biophysical properties.

Working Mechanism

Our CDA device consists of a blood sample input unit, a sample transport unit, a sample mixing chamber, a testing unit and a data storage unit. Because our CDA technology detects biophysical properties, our CDA device’s sensors play a dominant role in biophysical signal detection.

Our CDA device uses a microfluidic device, which is connected to a fluid delivery line inside the testing unit. This microfluidic device contains three primary components: micro-channels, micro-sensors and measurement instruments with automated data recording capabilities. After a blood sample goes into the micro-channels of the microfluidic device, the sensors will probe the blood and measure the relevant data. The measurement instrument that interfaces with the sensors applies a constant input to the blood and records the corresponding biophysical responses as a function of time. The resulting raw data contains both dynamic and static information, which is fed into our proprietary algorithm for further analysis.

Our CDA device is much less costly to manufacture than the equipment used by many of our competitors, especially the complex and expensive gene sequencing machines used in ct-DNA-based tests and micro-electrical mechanical devices used in CTC-based tests. As a result, we can offer our customers cancer screening and detection tests with high accuracy at prices significantly lower than many of our competitors’ tests.

Operation

Our CDA device is a fully-automated system requiring minimal human involvement. After collecting blood samples from the individuals, all our testing personnel needs to do is to properly place these blood samples on the test-tube racks and station the racks inside the sample input unit of our device. Our device will then automatically complete the subsequent test as programmed, including:

•	heating the blood samples to prepare them for testing;

•	deploying multiple sensors inside the microfluidic device to detect relevant biophysical properties in each blood sample and obtain multi-level information;

•	discharging the tested blood samples and cleaning the used test tubes; and

•

transferring the testing data collected by the microfluidic device (including PTF and CTF values) to the computer connected to our CDA device, which will process this testing data with our proprietary algorithm and convert it into an overall CDA value. A series of CDA itemized values will also be generated, if we conduct biomarker-based tests in combination with our CDA test while offering our cancer-positioning services.

Based on the resulting CDA values, our professionals can assess a tested individual’s likelihood of having or developing cancers and issue the corresponding cancer risk assessment report.

We design and configure all of the key components of our CDA device and outsource production of these components to a number of qualified contract manufacturers. We assemble these components into our CDA devices in-house. We have implemented a strict selection process for our contract manufacturers and evaluate our contract manufacturers’ qualifications on an ongoing basis. We do not disproportionately rely on any particular contract manufacturer, and have not entered into any long-term or exclusive supply contract with any of them. For our CDA device, we obtained a Class II medical device manufacture license in June 2013 (renewed in 2018) and a Class II medical device registration certificate April 2015 from the NMPA, Zhejiang Branch. These licenses, along with our clinical laboratory license, allow us to manufacture our device in Lishui, Zhejiang and use the device commercially in our licensed clinical laboratories in China. While conducting the final assembly, testing and packaging of our devices at our plant in Lishui, Zhejiang Province, we thoroughly inspect the key components of our devices sourced from contract manufacturers and closely follow applicable PRC regulations and recognized international quality control standards.

Our CDA-based Tests

Unlike conventional cancer screening and detection approaches such as imaging technology and tissue biopsy, our CDA test uses liquid-based technology to detect the risk of cancer and non-cancerous diseases based on our CDA technology. It is minimally invasive, side effect-free and highly automated. Because it focuses on changes in cancer-related biophysical properties as a disease progresses, we believe that our CDA test can be used for multiple purposes, including early cancer screening and detection, as well as assistance in cancer diagnosis, prognosis and recurrence.

We maintain a comprehensive and flexible test menu to meet different customers’ needs. Our CDA test can detect and assess an individual’s overall risk of having or developing cancer, and we deliver a cancer risk assessment report as the final product of this test. This report presents the analytical parameters that our CDA test uses, including the PTF, CTF and overall CDA values. We set cut-off values for the PTF, CTF and overall CDA values based on the pathological data from our retrospective validation studies and the intended cancer screening and detection objectives. PTF or CTF values in excess of the specified cut-off values indicate a risk of cancer. In addition, we set two cut-offs to divide the overall CDA value into three categories: low risk (healthy), medium risk and high risk. These values, collectively, indicate a tested individual’s overall risk level of having or developing cancer, without identifying the specific types of cancer that the individual may have. For tested individuals with medium or high cancer risks as indicated by the overall CDA value, we normally suggest in our reports that they get follow-up medical examinations on the relevant organs.

In addition to our CDA test, a tested individual can pay a premium for our combination tests, which also include cancer-positioning services to identify the specific type(s) of cancer that he or she has a medium or high risk of having or developing. Our combination tests combine our CDA tests and, on an auxiliary basis, biomarker-based cancer screening and detection tests performed either by us or by third-party clinical laboratories that we engage. These combination tests typically use two cubic centimeters of blood from the tested individual to perform our CDA test and another three cubic centimeters of blood to perform the biomarker-based test. In the combination tests our CDA technology plays a dominant role in identifying the risk of cancer, while biomarkers provide auxiliary information on the types of cancer that may be involved. We integrate the results of these two separate tests using our proprietary algorithm and translate them into a series of itemized CDA values. We then analyze these itemized CDA values to identify the cancer type(s) that a tested individual has a medium or high risk of having or developing. These identified cancer types and the tested individual’s corresponding risk levels of having or developing them will also be included in that individual’s cancer risk assessment report.

Currently, we offer seven standardized tests (with or without cancer positioning services). Generally, the more cancer types a standardized test with cancer positioning services can identify, the higher it is priced. In each standardized test with cancer-positioning services, the specific cancer types that can be identified vary between males and females. For instance, our popular CDA six-cancer test with positioning services identifies lung, liver, stomach and colon cancers for both genders, as well as rectal and prostate cancers for males and breast and ovarian cancers for females.

Representative Successful Case Studies

Leveraging our proprietary CDA technology, CDA device and algorithm, our CDA-based tests have helped numerous individuals identify their diseases timely, efficiently and accurately. The following are some representative examples selected from our successful case study pool in China.

Case Study #1

A 71-year-old man took our test in April 2017. The test results showed that he had a high risk of cancer, because his overall CDA value was high. In addition, his relevant itemized CDA value exceeded the normal value, indicating prostate cancer. The customer then visited a grade-A hospital for an MRI examination, which showed no abnormality. During this customer’s follow-up communication with us, our customer support and service personnel advised him to further conduct a tissue biopsy test. The tissue biopsy showed that he had early-stage prostate cancer.

Case Study #2

In 2017, a 51-year-old man was indicated by our test to have medium overall cancer risk. In 2018, he took our test again and this time, his overall cancer risk level had risen to “high risk.” The customer was not concerned about our test results until he was found having polyps—a common pre-cancer disease—during a colonoscopy examination. He then took a polyps removal surgery. During the surgery, the surgeons determined that he was actually inflicted by early-stage colorectal cancer.

Case Study #3

A 65-year-old man took our test in April 2017. The test results showed that he had a high risk of cancer, as his overall CDA value was high. In addition, his relevant itemized CDA value exceeded the normal value, indicating lung cancer. Around the same time, the customer conducted a physical examination, which corroborated our assessment and showed that an azygos lobe had formed in his right lung and the inferior lobes of both of his lungs had pulmonary shadows. The customer then visited a lung cancer hospital for further examination, where he was diagnosed with early-stage lung cancer.

Commercialization

China

In China, we have established clinical laboratories in Lishui, Zhejiang Province and Haikou, Hainan Province. We obtained the medical institutional practice license from the NHC in 2016 and 2015, respectively, for these two laboratories to conduct medical tests, each for a five-year term. Our Lishui laboratory conducts substantially all of our commercial CDA-based tests (including our CDA tests and combination tests), as well as a variety of other tests (including immunology and biochemical tests). We performed our first commercial CDA-based test in 2015 and have generated revenue in China for four consecutive years. The number of our commercial CDA-based tests we sold increased significantly from 19,336 in 2017 to 41,607 in 2018.

In addition to our CDA-based tests, we design annual physical checkup plans for certain of our corporate and life insurance company customers as value-added services and to facilitate these customers to procure physical checkup services from third-party physical checkup service providers. We also sell annual physical checkup packages to our customers, which are designed to include our CDA-based tests as part of the physical checkup services. We outsource a substantial portion of these checkup services in these packages to qualified physical checkup institutions. As of June 30, 2019, we had completed total sales of approximately 100,000 physical checkup packages.

We have been piloting our genomics tests in our Haikou laboratory operated by our subsidiary Shiji Hainan, which we acquired in November 2017. Our genomics tests primarily consist of genetic testing for the purpose of targeted therapy selection and pharmacogenomics, and ct-DNA mutation testing for multiple purposes, including early cancer screening and detection and prognosis.

Supported by our diverse tests and services, we intend to further expand our customer base in China. To achieve this objective, we plan to market our tests to Chinese hospitals. In December 2018, we applied to the NMPA for a Class III medical device registration certificate for our CDA device to assist in multi-cancer diagnosis. We expect that it would take us at least three years to obtain this registration certificate. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. With these Class III medical device licenses, we will be permitted to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnosis of specified multiple cancers. We expect our business in China to expand substantially following the commencement of this commercial cooperation with Chinese hospitals.

United States

In the United States, we have established a clinical laboratory in San Jose, California and obtained a CLIA Certificate of Registration for this laboratory in March 2019. We currently are permitted to conduct our CDA test for research use in the United States. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology in the U.S. To commercialize our CDA test in the United States, we intend to initially market it to U.S. customers as an LDT performed at our San Jose laboratory. As an LDT, pursuant to the FDA’s current LDT enforcement discretion policy, we do not expect that our CDA test will require premarket clearance, market authorization, or approval from the FDA prior to marketing. Because we have received a CLIA Certificate of Registration for our San Jose laboratory, we may begin marketing our test as soon as we complete our validation studies and obtain any state laboratory licenses or other accreditations that we are required to hold in order to offer our CDA test in the corresponding states. Under CLIA, CAP and state licensing requirements, we are required to validate our CDA test with applicable analytical and clinical studies prior to marketing the test as an LDT. These studies are designed to demonstrate the performance of the test. We have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other health organizations, to conduct these studies.

We have voluntarily elected to seek accreditation for our San Jose laboratory from the CAP. To receive CAP accreditation, we must demonstrate that the San Jose laboratory is in compliance with all applicable CAP program requirements and CLIA regulatory requirements by passing an inspection. Among other things, the CAP inspection will evaluate our laboratory’s processes and procedures, personnel qualifications and competency assessment, proficiency testing and quality assurance, and test method validation.

Assuming that our CDA test falls within one of the disciplines for which our San Jose laboratory has already received accreditation and a CLIA Certificate of Accreditation, after we complete our validation studies for the CDA test, we will be able to update our test menu with the CAP electronically, and then immediately offer our CDA test in those states that do not require us to hold state laboratory licenses. In those states where we are required to hold state laboratory licenses, we will need to submit applications to update our test menu. The timeline for these updates is uncertain and will likely depend on the number of applications received by each state at any particular time. Upon completion of this process, we will be able to offer our CDA test throughout the U.S. with the exception of New York. For more information about the state laboratory license of the New York State and its application process, see “Regulations—U.S. Regulations—Federal and State Laboratory Licensing Requirements.”

Research and Development

The development of our CDA technology and device (together with our proprietary algorithm) is largely attributable to our integrated research and development team that comprises talent from both China and the United States. In our research and development center based in Shanghai, we conduct various ongoing research studies on our CDA technology and continue to improve our CDA device.

We believe that our research and development team possesses industry-leading expertise in the early cancer screening and detection field. As of June 30, 2019, this team had 20 members, including four with M.D. degrees and two with a Ph.D. degree. Our research and development team has a multi-disciplinary background, and most members of this team specialize in areas related or helpful to the development of our CDA technology and device, including mechatronics, physics, biomedical science or computer science. Our founder and chairman, Dr. Chris Chang Yu, our vice president in charge of R&D, Mr. Xuedong Du, and our chief medical officer, Dr. He Yu, have led our research and development team since our inception, leveraging their multi-disciplinary expertise and industry experience. These key members have spearheaded our research and development team in achieving a number of technological breakthroughs, including the design and fabrication of the microfluidic device—the key functioning component of our CDA device—and the testing of multiple cancers in a single blood test. Since 2015, our research and development team has published 15 articles on ASCO and other medical conferences and medical journal supplements to demonstrate our CDA technology’s clinical utility.

We have invested significantly in research and development since our inception. Our research and development expenses were RMB11.4 million and RMB10.1 million (US$1.5 million) in 2017 and 2018, respectively.

Our Ongoing Research Studies on CDA Technology

In recent years, we have collaborated with a number of Chinese hospitals and medical institutions in conducting clinical studies on our CDA technology. These collaborations have enabled us to validate the effectiveness and utility of our CDA-based test in a clinical setting, explore new applications of our CDA technology, and provide us access to clinically well-characterized patient data. In addition, we have entered into research agreements with U.S. universities and academic medical centers, and we are in discussions with other U.S. hospitals, medical institutions, CROs, managed care companies and other health organizations, to conduct research studies on our CDA technology in the United States. Currently, our ongoing clinical studies on our CDA technology mainly focus on: (i) improving our CDA technology’s utility in detecting early-stage cancers with high incidences in China and the United States, as well as certain cancer types that have been considered difficult for liquid-based technology to detect; (ii) exploring this technology’s potential to dynamically monitor cancer progression and for assistance in cancer diagnosis, prognosis and recurrence; (iii) expanding this technology’s application to different oncological areas, including veterinary cancer screening and detection and (iv) validating this technology’s ability to detect the risk of major non-cancerous diseases. The following table summarizes our ongoing research studies on CDA technology.

Commencement Date	Research Partner	Cancer Type	Estimated Sample Size	Study Purpose
September 2019	A university in Pennsylvania	esophageal cancer	100	for early cancer screening and detection

August 2019	A university in Pennsylvania	gynecologic cancers	40	for early cancer screening and detection

May 2019	A university in Shanghai	multiple cancers (with no specification of cancer types)	15,000	for early cancer screening and detection, as well as assistance in diagnosis, prognosis and recurrence

July 2017	A cancer center in Shanghai	multiple cancers (with no specification of cancer types)	200	for early cancer screening and detection

July 2017	A university in California	sarcoma and carcinoma cancer	186	for CDA technology’s application to canine cancer areas

May 2017	A hospital in Shanghai	lung and esophageal cancer	5,000	for early cancer screening and detection

May 2017	A hospital in Shanghai	lung, colorectal, gastric, breast and pancreatic cancers	1,600	for assistance in diagnosis, prognosis and recurrence, as well as early cancer screening and detection

These ongoing research studies can be categorized into the following three groups by study purpose:

Studies for Early Cancer Screening and Detection

Our current ongoing research studies in collaboration with a hospital in Shanghai are based on our research agreement dated April 2017. These research studies are designed to validate our CDA technology for the screening and detection of early-stage lung and esophageal cancers. According to Frost & Sullivan, in 2018 there were approximately 867,500 and 271,600 new incidences of lung cancer and esophageal cancer in China, respectively, and lung cancer ranked first among the five most frequent cancers in China. These two cancers are also generally considered difficult for liquid-based technologies to detect with high accuracy, according to Frost & Sullivan. In this project, this hospital is required to provide us with approximately 5,000 blood samples for research studies. Certain preliminary published testing results have shown that our CDA technology can detect the risk of NSCLC with a sensitivity rate of 85.2% and a specificity rate of 93.0%.

We and a cancer center in Shanghai executed a research project agreement in July 2017. In this ongoing research project, this cancer center is required to provide us with approximately 200 blood samples for the research study to validate our CDA technology’s ability to detect the risk of multiple cancer types. These cancer types include certain cancers that are generally considered difficult for liquid-based technologies to detect, such as esophageal cancer.

We also entered into a research project agreement with a university in Shanghai in May 2019. In this ongoing research project, this university will provide us with approximately 15,000 blood samples for our research studies for multiple purposes, including early cancer screening and detection of multiple cancer types (including lung and esophageal cancers), as well as assistance in diagnosis, prognosis and recurrence.

In addition, in August 2019, we and a university in Pennsylvania entered into two research agreements. Under the first of these agreements, we retained this university to perform a retrospective, blinded research study to validate our CDA technology for gynecologic cancer screening. This university is required to provide us with at least 20 samples from healthy women and at least 20 samples from ovarian cancer patients for the research study. Under the second agreement, we retained the university to conduct a single-blind research study to validate our CDA technology for esophageal cancer screening. This university is required to provide us with 50 samples for the control group and 50 samples from cancer patients for the research study.

Studies for Assistance in Diagnosis, Prognosis and Recurrence

Since May 2017, we have been working with a hospital in Shanghai on a research study on our CDA technology primarily for assistance in diagnosis, prognosis and recurrence. Under this ongoing study, this hospital is expected to provide us with approximately 1,600 blood samples. These blood samples are collected from patients diagnosed with different subtypes of lung, colorectal, gastric, breast and pancreatic cancers and at different stages of cancer development. By analyzing the pre- and post-treatment CDA values of these patients, we have found correlations between the changes in a patient’s CDA values and the cancer treatment that the patient has received.

Studies for CDA Technology’s Application to Different Oncological Areas

We have been collaborating with the Department of Veterinary Medicine of the University of California, Davis in a study on early cancer screening for canines. This study, which initially ended in May 2018, has been extended to 2020 due to its promising preliminary results, including high CDA values for dogs with cancer and low to medium CDA values for healthy dogs. Through this study, we plan to expand the application of our CDA technology to veterinary cancer screening and detection.

Studies for Major Non-Cancerous Disease Detection

In addition to the above ongoing studies on our CDA technology’s applications in oncological areas, we are also conducting research on our CDA technology’s ability to detect the risk of various major non-cancerous diseases, including lung diseases (such as pneumonia and tuberculosis), type II diabetes, heart diseases (such as heart failure and arrhythmia), liver diseases (such as cirrhosis and hepatitis), gastric diseases (such as gastritis and gastric polyp) and biliary diseases (such as calculus of bile duct and cholecystolithiasis). Our preliminary research studies indicate that our CDA technology is able to distinguish individuals with some major non-cancerous diseases from the control group and the cancer group. More studies and further analysis of the study results are needed to validate our findings on our CDA technology’s utility in these major non-cancer areas.

Our Research on Improving our CDA Device

We have conducted substantial research to increase the operational efficiency of our CDA device and, in turn, improve our CDA test’s signal-to-noise ratio to further elevate its accuracy. Our current research in this aspect primarily focuses on enabling our device to improve our CDA technology’s ability to identify cancer types, our CDA technology’s signal-to-noise ratio and its testing throughput.

Sales and Marketing

We currently sell our cancer screening and detection tests only in China. We sell our tests primarily to our customers directly, as well as through our sales agents such as health management companies and medical device dealers. We select our sales agents based on their reputation, market coverage, sales experience and the size of their sales force, and we generally conduct credit assessments of our sales agents.

We set the prices of our tests primarily based on the numbers of cancers that they test. However, we do not set the resale prices for our tests, which our sales agents typically have the sole discretion to determine. We typically give our corporate customers and sales agents a credit term of one to three months for the payments.

Our marketing is focused on expanding the market awareness of our cancer screening and detection test and continuously growing our customer base. We primarily deploy our own sales and marketing personnel to market our tests. As of June 30, 2019, we had 20 sales and marketing personnel. In addition to conducting direct sales to our existing customers, our sales and marketing personnel prepare and deliver our brochures and product presentations to potential customers and attend academic conferences and industrial exhibitions to advertise our CDA technology and tests. Our sales and marketing personnel are generally well trained and educated about the complexities of our tests, and they typically have extensive experience in the cancer early screening and detection field or other medical areas. As our business grows, we plan to build up our sales and marketing team and strengthen our own sales network in China.

We also use sales agents to promote our tests. By referring our tests to their customers and inviting us to deliver product presentations at their promotional events, our sales agents have connected us with their quality customers and enabled us to utilize their network resources for marketing purpose.

Our Customers

We believe that our cancer screening and detection tests have significant market potential in China, as there is strong demand among China’s large, aging population for early cancer screening and detection services. Our existing customer base in China consists primarily of life insurance companies and other large corporations. Generally, they are frequent and high-volume users of our cancer screening and detection tests, because they provide our tests to their individual customers as value-added services or to their employees as benefits. While a majority of our sales has come from our direct sales to our customers, we expect that a significant portion of our sales will continue to be generated through our sales agents.

We believe our customer base provides a meaningful opportunity for our further growth. In addition, we believe an expansion in our customer base will encourage the market acceptance of our CDA technology and raise the public’s awareness of our brand. We plan to acquire additional customers for our CDA-based tests through the annual physical checkup packages we offer. In addition, we plan to further develop our non-CDA cancer screening and detection tests using other technologies, including expanding the genomics tests we currently conduct at our Haikou laboratory. After obtaining the Class III medical device registration certificate and updating our medical device manufacture license, we expect to provide our tests to more individual customers through Chinese hospitals.

Customer Support and Service

We maintain a dedicated team to provide customer support and service for our CDA-based tests. This Shanghai-based team is primarily responsible for operating our service hotline to answer customers’ questions regarding their test results and our cancer risk assessments. In addition, this team periodically conducts follow-up phone consultations with the tested individuals to check their current health conditions, diagnosis results and disease development. These consultations provide us valuable feedback to validate our CDA technology utility in detecting the risk of cancer.

Supply Chain and Quality Control

We devote significant attention to ensuring the accuracy and reliability of our cancer screening and detection tests. We have established a comprehensive quality control system for our tests in accordance with applicable PRC regulations and recognized international quality control standards.

Blood samples for our commercial CDA-based tests are typically delivered to us by a third-party commercial courier. We have also engaged third-party nursing service providers to collect blood samples on our behalf for our commercial cancer screening and detection tests. These service providers are generally responsible for any physical harm caused by the nurses to the tested individuals during the blood collection process. In addition, our research partners are responsible for collecting and delivering blood samples for our research studies. As the quality of blood samples directly affects the accuracy of our tests, we have designed a set of standardized blood sample collection and delivery procedures, including those for sample labeling, preservation and transportation. We require the commercial courier company, nurses and our research partners to follow these standardized procedures to minimize the risks of human errors and sample contamination. During the testing process, we strictly control the temperature and humidity in our laboratories. We carefully preserve the blood samples in a temperature-controlled environment. We also use control samples to ensure that our tests are properly performed and the test results are reliable. After the testing process, our designated personnel will verify the testing results before issuing the cancer risk assessment reports to our customers. In addition, because our CDA technology focuses on biophysical signals, our blood samples can remain stable for testing purpose for up to seven days.

We use a relatively small amount of reagents in our biomarker-based cancer screening and detection tests, which are part of our combination tests. We source these reagents from one third-party supplier. We do not have an exclusive supply agreement with the supplier. The supplier typically engages commercial courier services to deliver the reagents to us. In addition, we outsourced substantially all of the biomarker-based tests in 2017 and 2018 to two third-party clinical laboratories on a non-exclusive basis. These two laboratories are responsible for conducting the biomarker-based tests and delivering the test results to us for our data consolidation using our algorithm. These two laboratories are obligated to keep confidential all documents relating to the tested samples and the test results. We are gradually phasing out this outsourcing arrangement and plan to perform our combination tests entirely in-house in the near future.

Competition

As early detection of cancer may lead to decreased morbidity with improved survival, more and more biotechnology companies have focused on the immense market opportunities it represents and are attempting to enter the space.

Biotechnology companies worldwide currently use various technologies for early cancer screening and detection. We believe that none of these technologies has yet acquired a dominant market position. As a novel cancer screening and detection technology that focuses on biophysical properties in blood, our CDA technology faces competition primarily from conventional biomarker-based technologies and other next-generation cancer screening and detection technologies, including those based on CTCs and ct-DNAs. Recent major advances in CTC- and ct-DNA-based technologies have introduced the possibility of using either or both as tests to screen for cancer, and they have made the possibility for simultaneous screening for multiple primary cancers particularly attractive.

Our major competitors include biotechnology companies that conduct cancer screening and detection using next-generating technologies, such as BGI in China and GRAIL, Guardant Health, and Exact Sciences worldwide. All of these competitors’ cancer screening and detection technologies target CTCs and/or genomics such as ct-DNA, cf-DNA and cf-RNA, as opposed to the biophysical properties that our CDA technology focuses on. According to Frost & Sullivan, GRAIL, Guardant Health, and Exact Sciences have developed, or may develop, multi-cancer tests that compete with our CDA-based test, and BGI is developing services to evaluate the risk of various cancer types through ct-DNA tests.

We believe that our competitive advantages include the cost-efficiency, high testing accuracy, and broad test coverage of our CDA-based tests, our expansive patent portfolio and our large proprietary test database. However, many of our competitors have more expertise, experience and financial resources, stronger business relationships in developing and marketing their products, more mature technologies and products, greater market adoption among physicians and patients and others in the medical community, broader test menus, larger test databases, or greater brand recognition than we do. We also cannot assure you that our CDA technology will not become obsolete if we cannot keep pace with constantly changing technologies in the cancer screening and detection market.

Intellectual Property

Intellectual property rights are fundamental to our business, and we devote significant time and resources to their development and protection. We rely on a combination of patent, trade secret and trademark laws, as well as confidentiality agreements, to establish and protect our proprietary rights. We do not rely on third-party licenses of intellectual property when developing our CDA technology and CDA device.

We have developed an early and strong patent position related to our CDA technology, and we continuously seek patent coverage over its new applications. As of June 30, 2019, we had filed 210 patent applications globally; among them, 116 patents had been granted, including 16 patents granted in the United States, 54 in greater China (including seven in Taiwan), and 46 in nearly 20 other countries and regions. Our granted patents are expected to expire between 2031 and 2037. As of the same date, we also had 94 pending patent applications, consisting of 19 in the United States, 29 in greater China (including one in Taiwan), 42 in nearly 20 other countries and regions, and four patent cooperation treaty, or PCT, applications.

Our patents and patent applications broadly cover apparatus and methods for detecting diseases at early stages, and they strategically encompass the important specific embodiments of these apparatus and methods. They generally fall into the following categories:

•

those relating to our CDA technology, including claims directed to methods for identifying and measuring various biophysical properties in blood samples and methods for detecting major cancer types and/or non-cancerous diseases, such as methods for detecting multiple cancers in a single blood test;

•	those relating to our CDA device, including claims directed to its key components, such as the microfluidic device; and

•	those relating to the multi-level, multi-parameter concept underlying our CDA technology, as well as our non-CDA early cancer screening and detection technologies, apparatus and methods.

Our agreements with our employees generally include assignment provisions, providing that all patents, copyrights and other intellectual property rights arising from the course of their employment with us or their using our facilities belong to us, and the employee-inventors are required assign to us all and any of their rights and title to the relevant granted patents or patent applications. In addition, we also try to protect our trade secrets and know-how through confidentiality agreements and non-disclosure provisions in our other agreements with persons who have access to them, such as our employees, consultants and research partners.

As of June 30, 2019, we also had 27 granted trademarks and four pending trademark applications in greater China, and eight granted trademarks and two pending trademark applications in the U.S.

Honors and Awards

We have received awards and recognitions in respect of our technological innovations, market potential and social contributions, including the key awards and recognitions set forth in the table below:

Awards and Recognitions	Year	Issuing Authority
World Changing Ideas Honorable Mention	2019	Fast Company Magazine
2018 BIG Innovation Award	2018	Business Intelligence Group
Minority Health Products and Services Firm of the Year	2018	The U.S. Department of Commerce, Minority Business Development Agency
Most Promising Early Cancer Screening Enterprise in China and the U.S.	2017	China & U.S. Precision Medicine Forum
International Innovation Award in China’s Bio-Medical Industry	2016	Nobel Prize Laureate Medical Summit
Outstanding Technology Innovation Award	2016	Nobel Prize Laureate Medical Summit

Facilities

Our China headquarters are located in the Bihu Industrial Park in Lishui, Zhejiang Province. Our facilities for manufacturing our CDA device for our performance of commercial CDA-based tests, our principle licensed clinical laboratory to conduct commercial CDA-based tests, as well as our warehouse are all in our headquarters in Lishui. We own the premises of our Lishui headquarters, which have an aggregate floor area of approximately 4,987 square meters. We also own an additional approximately 203 square meters in Lishui and 157 square meters of office space in Yangzhou, Jiangsu Province.

We currently lease several properties with an aggregate floor area of approximately 875 square meters in Shanghai, where we operate our primary research and development facilities. We also lease approximately 142 square meters of properties in Haikou, Hainan Province, primarily to operate our government-approved clinical laboratory. Furthermore, we lease approximately 517 square meters of properties in Yangzhou, where we operate a research and development facility. Our leases for these properties vary in duration from one to three years.

In the United States, we currently lease approximately 1,050 square feet of office space in San Jose as the premises for our CLIA-registered laboratory and U.S. headquarters. These leases vary in duration from approximately three years to five years. We also plan to open a new laboratory in Philadelphia in 2020 and will seek to obtain a CLIA certification and CAP accreditation for this laboratory.

Employees

As of June 30, 2019, we had 100 full-time employees, including seven in the United States and the remainder in China. The following table sets forth the numbers of our employees categorized by function as of June 30, 2019.

As of June 30, 2019
Research and development	20
Laboratory technicians and manufacturing personnel	16
Sales and marketing	20
Logistics and customer support and service	9
General and administration	35

Total	100

We plan to hire additional employees for sales and marketing, customer support and service and manufacturing functions as we grow our business. None of our employees is represented by a labor union with respect to his or her employment with us. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

In accordance with applicable regulations in the PRC, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance, work-related injury insurance, employment injury insurance, maternity insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Legal Proceedings

We may be subject to legal proceedings and claims in the ordinary course of business. We cannot predict the results of any such disputes, and despite the potential outcomes, their existence alone may have an adverse material impact on us because of diversion of management time and attention as well as the financial costs related to resolving such disputes. Neither we nor any of our directors or executive officers are currently a party to, nor is any of our properties the subject of, any material legal or arbitration proceedings.

REGULATIONS

PRC Regulations

In China, we are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and operations.

Regulation on Medical Devices and Medical Institutions

Regulatory Authorities

In the PRC, the newly formed NMPA is the government authority under the State Administration for Market Regulation that monitors and supervises the administration of pharmaceutical products, medical devices, and cosmetics. The NMPA’s predecessor, the CFDA, was established in March 2013 and separated from the Ministry of Health of the PRC, or the MOH, as part of an institutional reform of the State Council. Predecessors of the NMPA also include the former State Food and Drug Administration, or the SFDA, that was established in March 2003 and the State Drug Administration, or the SDA, that was established in August 1998. The primary responsibilities of the NMPA include:

•	monitoring and supervising the administration of pharmaceutical products, medical devices, and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device, and cosmetics industry;

•	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products, as well as medical devices, and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

•	examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics and handling significant accidents involving these products.

The National Health and Family Planning Commission, or the NHFPC, has been renamed as the NHC. The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC combines the responsibilities of the former NHFPC, the Leading Group Overseeing Medical and Healthcare Reform under the State Council, the China National Working Commission on Aging, partial responsibilities of the Ministry of Industry and Information Technology in relation to tobacco control, and partial responsibilities from the State Administration of Work Safety in relation to occupational safety. The predecessor of NHFPC is the MOH. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of the national health in the PRC excluding the pharmaceutical industry.

Medical Institutions Laws and Regulations

The Regulation on the Administration of Medical Institutions as promulgated by the State Council of the PRC on February 1994 and revised in 2016 provides the requirements for the establishment and administration of medical institutions. The establishment of medical institutions must comply with local governments’ plans for the establishment of medical institutions and the basic standards for medical institutions. To establish a medical institution, an entity or individual shall be subject to the examination and approval of the health administrative department of the local government at or above the county level and obtain the written approval for the establishment of medical institutions. A medical institution providing relevant services must register and obtain a medical institution practice license. An entity or individual that has not obtained a medical institution practice license may not carry out diagnosis or treatment activities. The revised Rules for Implementation of the Administrative Regulation on Medical Institutions as promulgated by the NHFPC in February 2017 further regulates the approval on establishment, registration, validation, naming and practice of medical institutions.

Our PRC subsidiaries, AnPac Lishui and Shiji Hainan, obtained their medical institution practice licenses in 2016 and 2015, respectively. We historically conducted a number of our CDA tests in premises other than our Lishui and Haikou laboratories, which could result in the relevant authorities confiscating the revenue we generated from these tests as well as other penalties on us. While we have rectified this practice and have not received any notice of relevant disciplinary governmental action, we cannot assure you that we will not be subject to this penalty.

The Measures for the Administration of Clinical Gene Amplification Testing Laboratories in Medical Institutions as promulgated by Ministry of Health in December 2010 provides the requirements for medical institutions to carry out clinical gene amplification test technique. Clinical gene amplification testing laboratory refers to a laboratory that detects specific DNA or RNA by amplification and to perform disease diagnosis, treatment monitoring and prognosis determination. The PRC Ministry of Health is responsible for supervising and administering clinical gene amplification testing laboratories in medical institutions nationwide. The health administrative authorities at the provincial level is responsible for supervising and administering clinical gene amplification testing laboratories in medical institutions within their respective administrative regions. This regulation also provides the examination and establishment of clinical gene amplification testing laboratories, laboratory quality management and laboratory supervision and management.

Our PRC subsidiary, Shiji Hainan, obtained its Certificate of Clinical Gene Amplification Testing Laboratory in 2016.

Medical Devices Administration Laws and Regulations

The Regulation on the Supervision and Administration of Medical Devices as amended by the State Council in May 2017, regulates entities that engage in the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

The Measures for the Supervision and Administration of the Manufacture of Medical Device, as promulgated by CFDA in November 2017, regulates entities that engage in the manufacturing of medical devices in the PRC. The food and drug administration at or above the county level regulates medical device manufacturing within its administrative region, including manufacturing related licensing and registration, contract manufacturing and manufacturing quality controls.

The Measures for the Supervision and Administration of the Operation of Medical Devices, as promulgated by CFDA in November 2017, regulates entities that engage in business activities involving medical devices in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No registration or license is required for business activities involving Class I medical devices. Registration is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices.

Our PRC subsidiary, AnPac Lishui, obtained its Class II medical device manufacture license and registration certificate for our CDA device in 2013 (renewed in 2018) and 2015.

Packaging of Medical Devices

The Administrative Rules on Instruction Manuals and Labels of Medical Devices, as promulgated by the CFDA in 2014, provides the requirements for instruction manuals and labeling of any medical device to be sold and used in the PRC. The information contained in the instruction manual and label of a medical device must be scientific, authentic, complete, accurate and consistent with product characteristics. The information contained in the instruction manual and label of a medical device must be consistent with the relevant information registered or filed for record. The information contained in the label of a medical device must be consistent with the relevant information in its instructions.

We believe that we are in compliance with these regulations in all material respects.

Clinical Practice Reform

In October 2017, the Chinese government announced an administrative reform of clinical trial institutions. Certification of clinical trial institutions by the former CFDA and the former NHFPC is no longer required. Under this reform, a clinical trial institution can be engaged by a drug and medical device registration applicant (i.e., a sponsor) to conduct a clinical study after it has been duly recorded with the online platform designated by the NMPA. In November 2017, the CFDA and the NHFPC jointly released the Rules for Administration of the Requirements for and Filing of Medical Devices Clinical Trial Institutions. These rules specify requirements for medical devices clinical-trial institutions and filing procedures. Pursuant to these rules, medical devices clinical-trial institutions shall meet the requirements of the Quality Management Standards for Medical Devices Clinical Trials including corresponding professional technical level, organization and management capabilities and ethics review capability.

Other Significant PRC Regulations Affecting Our Business Activities in China

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog for the Guidance of Foreign Investment Industry, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM, and the National Development and Reform Commission, or NDRC, and together with Existing FIE Laws and their respective implementation rules and ancillary regulations. The Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in the Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, on June 30, 2019 the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2019 Negative List, which became effective on July 30, 2019 to amend the Catalog and the previous negative list thereunder. Investment in medical institutions (such as clinical laboratories) belongs to the “restricted” category. In particular, according to relevant PRC foreign investment regulations, only domestic companies and foreign-invested joint ventures are allowed to hold an NHC medical institution practice license. However, it is unclear under PRC law whether a subsidiary of a wholly foreign owned enterprise is eligible to hold this license. We believe that the risks for the NHC medical institution practice license of each of our Lishui and Haikou laboratories—subsidiaries of AnPac Lishui, a wholly foreign owned enterprise—being held invalid or revoked by the NHC is remote, based on our confirmation with relevant regulatory authorities. However, we cannot assure you that the relevant regulatory authorities would not change their interpretation or position regarding the relevant laws and regulations.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, or the FIL, which will come into effect on January 1, 2020 and upon then the FIL will replace the Existing FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

The Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, was issued by MOFCOM in October 2016 and revised in July 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administrative measures. If the establishment or change of FIE matters involve the special entry administrative measures, the approval of the MOFCOM or its local counterparts is still required.

PRC Regulation of Commercial Bribery

Medical device companies involved in a criminal investigation or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by its provincial health and family planning administrative department. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry, which became effective on March 1, 2014, provincial health and family planning administrative departments formulate the implementing measures for establishment of Adverse Records of Commercial Briberies. If a company is listed in the Adverse Records of Commercial Briberies for the first time, their products may not be purchased by public medical institutions. A company will not be penalized by the relevant PRC government authorities merely by virtue of having contractual relationships with sales agents or third party promoters who are engaged in bribery activities, so long as such company and its employees are not utilizing the sales agents or third party promoters for the implementation of, or acting in conjunction with them in, the prohibited bribery activities. In addition, a company is under no legal obligation to monitor the operating activities of its sales agents and third party promoters, and will not be subject to penalties or sanctions by relevant PRC government authorities as a result of failure to monitor their operating activities.

We believe that we are in compliance with these regulations in all material respects.

PRC Regulation of Product Liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC promulgated on April 12, 1986 and amended on August 27, 2009, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

On February 22, 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the Civil Law of the PRC aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the Ninth National People’s Congress on July 8, 2000, by the Eleventh National People’s Congress on August 27, 2009 and by the Thirteenth National People’s Congress on December 29, 2018. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and was amended on August 27, 2009 and October 25, 2013 to protect consumers’ rights when they purchase or use goods and accept services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. Under the amendments made on October 25, 2013, all business operators must pay high attention to protecting customers’ privacy and strictly keeping confidential any consumer information they obtain during their business operations. In addition, in extreme situations, pharmaceutical product manufacturers and operators may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

We are not aware of any material product liability related litigation or other legal proceedings against us arising from the cancer screening and detection tests that we provide to our customers.

PRC Tort Law

Under the Tort Law of the PRC, which became effective on July 1, 2010, if damages to persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers must take remedial measures such as issuance of a warning or recall of products. in a timely manner. The producers or the sellers will be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

We are not aware of any material torts related litigation or other legal proceedings against us arising from the cancer screening and detection tests that we provide to our customers.

Regulation on Intellectual Property Rights

China has made substantial efforts to adopt comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended in December 2008, and its implementation rules, most recently amended in January 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who first files the application.

Existing patents can become narrowed, invalidated or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offenses such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement are calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the calculation standards described above. The damage calculation methods will be applied in the order described above. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

Exemptions for Unlicensed Manufacture, Use, Sale or Import of Patented Products

The PRC Patent Law provides five exceptions for unauthorized manufacture, use, sale or import of patented products. None of following circumstances are deemed an infringement of the patent rights, and any person may manufacture, use, sell or import patented products without authorization granted by the patent owner as follows:

•

Any person who uses, promises to sell, sells or imports any patented product or product directly obtained in accordance with the patented methods after such product is sold by the patent owner or by its licensed entity or individual;

•

Any person who has manufactured an identical product, has used an identical method or has made necessary preparations for manufacture or use prior to the date of patent application and continues to manufacture such product or use such method only within the original scope;

•

Any foreign transportation facility that temporarily passes through the territory, territorial waters or territorial airspace of China and uses the relevant patents in its devices and installations for its own needs in accordance with any agreement concluded between China and that country to which the foreign transportation facility belongs, or any international treaty to which both countries are party, or on the basis of the principle of reciprocity;

•	Any person who uses the relevant patents solely for the purposes of scientific research and experimentation; or

•

Any person who manufactures, uses or imports patented drugs or patented medical devices for the purpose of providing information required for administrative approval, or manufactures, uses or imports patented drugs or patented medical devices for the abovementioned person.

However, if patented drugs are utilized on the ground of exemptions for unauthorized manufacture, use, sale or import of patented drugs prescribed in PRC Patent Law, such patented drugs cannot be manufactured, used, sold or imported for any commercial purposes without authorization granted by the patent owner.

As of June 30, 2019, we had 54 granted patents (including seven in Taiwan) and 29 pending patent applications (including one in Taiwan) in greater China, and 62 granted patents and 65 pending patent applications outside greater China.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility and may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders.

Under the PRC Anti-Unfair Competition Law, which was promulgated on September 2, 1993 and was amended on November 4, 2017, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, intimidation, solicitation or coercion; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; or (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the fact that an employee or former employee of the right owner of trade secrets or any other entity or individual conducts any of the illegal acts above mentioned, but still accepts, publishes, uses or allows any other to use such secrets, such practice shall be deemed as infringement of trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties in the amount of RMB100,000 to RMB500,000, where the circumstance is serious, the fine shall be between RMB500,000 to RMB3,000,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a Chinese court for loss and damages incurred due to the misappropriation.

The measures to protect trade secrets include oral or written non-disclosure agreements or other reasonable measures to require the employees of, or persons in business contact with, legal owners or holders to keep trade secrets confidential. Once the legal owners or holders have asked others to keep trade secrets confidential and have adopted reasonable protection measures, the requested persons bear the responsibility for keeping the trade secrets confidential.

Trademarks and Domain Names

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of June 30, 2017, we had two registered trademarks in China and four trademark applications pending outside China.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names.

As of June 30, 2019, we had 27 granted trademarks and four pending trademark applications in greater China, and eight granted trademarks and two pending trademark applications in the U.S. In addition, as of the same date, we had 15 domain names.

PRC Regulation on Data Protection

The Basic Standards for Clinical Laboratories (for Trial Implementation) as promulgated by the NHFPC in 2016 provides that clinical laboratories must establish information management and patient privacy protection policies. The Measures for the Administration of General Population Health Information (for Trial Implementation) as promulgated by the NHFPC in 2014 sets forth the operational measures for patient privacy protection in medical institutions. The measures regulate the collection, use, management, safety and privacy protection of general population health information by medical institutions. Medical institutions are required to establish information management departments in charge of general population health information and establish quality control procedures and relevant information systems to manage general population health information. Medical institutions must adopt stringent procedures to verify the general population health data collected, timely update and maintain the data, establish policies on the authorized use of general population health information, and establish safety protection systems, policies, practice and technical guidance to avoid divulging confidential or private information.

To comply with these laws and regulations, we have required our customers and research partners to consent to, or obtain consent from the tested individuals to, our collecting and using their personal information for our cancer screening and detection tests. We have also established information security systems to protect the tested individuals’ privacy, including data access restrictions and monitoring, data storage, database encryption and backup.

PRC Regulation on Labor Protection

Under the Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the PRC Employment Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, employers must establish a comprehensive management system to protect the rights of their employees, including a system governing occupational health and safety to provide employees with occupational training to prevent occupational injury, and employers are required to truthfully inform prospective employees of the job description, working conditions, location, occupational hazards and status of safe production as well as remuneration and other conditions as requested by the Labor Contract Law of the PRC.

Pursuant to the Law of Manufacturing Safety of the PRC effective on November 1, 2002 and amended on August 27, 2009 and August 31, 2014, manufacturers must establish a comprehensive management system to ensure manufacturing safety in accordance with applicable laws, regulations, national standards, and industrial standards. Manufacturers not meeting relevant legal requirements are not permitted to commence their manufacturing activities.

Pursuant to the Administrative Measures Governing the Production Quality of Pharmaceutical Products effective on March 1, 2011, manufacturers of pharmaceutical products are required to establish production safety and labor protection measures in connection with the operation of their manufacturing equipment and manufacturing process.

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law, which became effective on July 1, 2011 and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds, which became effective on January 22, 1999, Interim Measures concerning the Maternity Insurance of Employees, which become effective on December 14, 1994, and the Regulations on Work-related Injury Insurance, which became effective on January 1, 2004 and was subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount.

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued the SAFE Circular 37, and its implementation guidelines. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations Relating to Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Stock Option Rules. In accordance with the Stock Option Rules and relevant rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to such regulation. In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax, or the IIT. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold IIT of these employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their IIT according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law of the PRC (1993), as amended in 1999, 2004, 2005 and 2013;

•	Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

•	Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No. 19, which took effective and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment which took effect on June 1, 2015. The Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on Enterprise Income Tax

Pursuant to the EIT Law effective as of January 2008 and as last amended in December 2018, the income tax rate for both domestic and foreign-invested enterprises is 25% with certain exceptions. To clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the EIT Law in December 2007, which became effective in January 2008 and as amended in April 2019. Under the EIT Law and the Implementation Rules of the EIT Law, enterprises are classified as either “resident enterprises” or “non-resident enterprises.” Besides enterprises established within the PRC, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. In addition, the EIT Law provides that a non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC, but has an establishment or place of business in the PRC, or does not have an establishment or place of business in the PRC but has income sourced within the PRC.

The Implementation Rules of the EIT Law provide that since January 2008, an income tax rate of 10% shall normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which the non-PRC shareholders reside.

Other PRC National- and Provincial-Level Laws and Regulations

We are subject to changing regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business. For example, regulations control the confidentiality of patients’ medical information and the circumstances under which patient medical information may be released for inclusion in our databases, or released by us to third parties. These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future.

We also comply with numerous additional national and provincial laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control in all material aspects. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

U.S. Regulations

Federal and State Laboratory Licensing Requirements

Pursuant to the CLIA, a laboratory that performs testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health must hold a certificate applicable to the complexity of the laboratory examinations it performs, and it must comply with, among other things, standards covering operations, personnel, facilities administration, quality, and proficiency testing, which are intended to ensure, among other things, that its clinical laboratory testing services are accurate, reliable and timely. The CLIA rules do not apply to research laboratories that test human specimens but do not report patient specific results for the diagnosis, prevention or treatment of any disease or impairment of, or the assessment of, the health of individual patients. We obtained a CLIA Certificate of Registration for our laboratory in San Jose, California in March 2019. We have voluntarily elected to participate in the accreditation program of the CAP and we are seeking CAP accreditation of the San Jose laboratory. CMS, the agency that oversees CLIA, has deemed CAP standards to be equally or more stringent than CLIA regulations and has approved CAP as a recognized accrediting organization. Inspection by CAP is performed in lieu of CMS inspections for accredited laboratories. We are awaiting a CAP inspection of the San Jose laboratory. If the CAP inspection finds the laboratory to be in compliance with all applicable CAP and CLIA requirements, we will receive CAP accreditation and a CLIA Certificate of Accreditation, because a laboratory accredited by the CAP Laboratory Accreditation Program is deemed to also comply with CLIA. Because we have already obtained a CLIA Certificate of Registration, once we have completed our validation studies, we can offer our test from our San Jose laboratory and market it as an LDT to U.S. customers while we are awaiting the CAP inspection and accreditation and a CLIA Certificate of Accreditation. To maintain and renew our CAP accreditation and CLIA certification, we are subject to survey and inspection every two years to assess our laboratory’s compliance with program standards. We also may be subject to additional unannounced inspections. Laboratories performing high-complexity testing are required to meet more stringent requirements than laboratories performing less complex tests.

CLIA provides that a state may adopt laboratory regulations with more stringent requirements than those under U.S. federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality control procedures, facility requirements or prescribe record maintenance requirements.

As our current laboratory in the United States is located in the State of California, we are required to maintain a California state laboratory license pursuant to the relevant state laws. We may also need to maintain licenses in other states with such requirements for non-resident laboratories in order to perform tests on samples from patients who reside in those states. For example, in order to offer our test in New York, we must separately apply for a New York State clinical laboratory permit and approval of our test in New York, which will require submission of validation data as well as information regarding the test methods, among other things. Other states may currently have or adopt similar licensure requirements in the future. We will obtain any such necessary licenses before offering our cancer screening and detection test in a state requiring non-resident laboratory licensure.

Failure to comply with CLIA certification and state clinical laboratory licensure requirements may result in a range of enforcement actions, including certificate or license suspension, limitation, or revocation, directed plan of corrective action, on-site monitoring, civil monetary penalties, criminal sanctions, and revocation of the relevant laboratory’s approval to receive Medicare and Medicaid payment for its services, as well as significant adverse publicity.

Regulation of Laboratory Developed Tests

LDTs have generally been considered by the FDA to be tests that are designed, developed, validated and used within a single laboratory. The FDA has the authority to regulate such tests as medical devices under the FDCA. However, the FDA historically has exercised its enforcement discretion and not enforced applicable provisions of the FDCA and FDA regulations with respect to LDTs. However, in recent years, legislative and administrative proposals addressing oversight of LDTs were introduced. For example, in 2014 the FDA issued two draft guidance documents, or the Draft LDT Guidance, proposing a risk-based framework with respect to applying the FDA’s oversight over LDTs. The Draft LDT Guidance stated that the FDA intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. Thus, the FDA planned to begin to enforce its medical device requirements, including premarket submission requirements, on LDTs marketed without FDA premarket review and authorization. In November 2016, the FDA announced its intention not to finalize the 2014 Draft LDT Guidance to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution. In January 2017, the FDA issued a discussion paper on possible approaches to the regulation of LDTs.

We expect that new legislative and administrative proposals regarding the oversight of LDTs will be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA, which may result in new or increased regulatory requirements for us to offer our tests as LDTs or to develop and introduce new tests as LDTs in the foreseeable future.

Although we believe we are within the scope of the FDA’s policy on enforcement discretion for LDTs, the initial commercialization and continued commercial availability of an LDT is subject to uncertainty given the FDA’s latitude in interpreting and applying its laws and policies. For example, FDA does not consider tests to be subject to its LDT enforcement discretion if they are designed or manufactured completely, or partly, outside of the laboratory that offers and uses them, or if they are offered “direct-to-consumer,” as opposed to being available to patients only when prescribed by a health care provider. Even for tests that appear to fall within FDA’s previously stated enforcement discretion, the FDA may decide to take action against certain LDTs on a case-by-case basis at any time if FDA views them as presenting a risk to patients. The FDA Commissioner and the Director of FDA’s CDRH have expressed significant concerns regarding potential disparities in accuracy and quality between some LDTs and IVDs that have been reviewed and cleared, authorized or approved by FDA. In addition, the U.S. Congress has been considering various legislative proposals that would reform FDA’s regulation of laboratory tests, and such legislation might lead to heightened FDA scrutiny of LDTs, particularly new LDTs. Whether such legislation will be enacted and, if so, what effect it may have on how FDA regulates laboratory tests, including LDTs, is unknown. If FDA disagrees with a laboratory test’s LDT status, FDA may consider the test to be an unapproved medical device, may subject the company to FDA enforcement action, including, without limitation, requiring the company to seek clearance, authorization or approval for the laboratory test.

Regulation of Medical Devices

A medical device is an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including any component part, or accessory which is: (i) recognized in the official National Formulary, or the United States Pharmacopoeia, or any supplement to them; (ii) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or (iii) intended to affect the structure or any function of the body of man or other animals, and which does not achieve any of its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes. IVDs, are a type of medical device and include reagents and instruments used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests can also be IVDs.

In the United States, medical devices, including IVDs, are subject to extensive regulation by the FDA under the FDCA and its implementing regulations, and certain other U.S. federal and state statutes and regulations. The laws and regulations govern, among other things, the design, manufacture, storage, recordkeeping, approval, labeling, promotion, post-approval monitoring and reporting, distribution and import and export of medical devices. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending pre-market approval applications, or PMAs, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions, and criminal prosecution.

Device Classification

Under the FDCA, medical devices are classified into one of three classes based on the risk associated with the device and the level of control necessary to provide a reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the fewest regulatory controls. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices must typically be approved by FDA before they are marketed.

Most Class I devices and a minority of Class II devices are completely exempt from premarket review by FDA. Most Class II and a minority of Class I devices require 510(k) clearance. Devices that pose the highest risk, including life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k)-cleared device or a “pre-amendment” Class III device in commercial distribution before May 28, 1976 for which PMA applications have not been called, are placed in Class III requiring PMA approval. A novel device is placed in Class III by default, but it may be eligible to be placed in Class I or Class II via “de novo” classification if it can be shown to pose only low to moderate risk with appropriate regulatory controls.

The PMA approval pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The 510(k) clearance pathway is much less burdensome and time-consuming than the PMA approval pathway. The de novo pathway has an enhanced burden compared to the 510(k) clearance pathway but is much less burdensome than a PMA approval process.

The 510(k) Clearance Pathway

Under the 510(k) clearance pathway, a device manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A predicate device may be a previously 510(k) cleared device or a pre-amendment device (unless the FDA has issued a regulation calling for PMA applications for this device type). To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and be shown to be equally safe and effective and not raise different questions of safety or effectiveness than the predicate device.

After the FDA accepts the 510(k) premarket notification, it begins a substantive review. By statute, the FDA is required to complete its review within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, typically ranging from three to nine months or longer, and clearance is never assured. The FDA’s 510(k) review generally compares a proposed device to a predicate device with respect to intended use and technology (design, materials, software, energy source, etc.). The information necessary to show substantial equivalence will depend upon the differences between the proposed device and the predicate device, which may include bench, cadaver, animal and/or clinical studies.

If the FDA agrees that the proposed device is substantially equivalent to the predicate device, it will grant clearance to commercially market the device. Otherwise, the device manufacturer must fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require reclassification through the de novo process or a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance, de novo classification, or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance, de novo classification, or PMA approval is obtained.

The De Novo Pathway

Devices of a new type that the FDA has not previously classified based on risk are automatically classified into Class III, regardless of the level of risk they pose. To avoid requiring PMA review of low- to moderate-risk devices classified in Class III by operation of law, the U.S. Congress created the de novo pathway that allows the FDA to classify a low- to moderate-risk device not previously classified into Class I or II.

Generally, a de novo petition contains a device description, indications for use statement, proposed labeling, data/performance testing (such as bench testing and/or clinical study data), the proposed classification, and a risk/benefit analysis. The risk/benefit analysis is the key element of a de novo petition and typically includes a summary of the benefits of the device, a summary of the known and potential risks, any risk mitigations, and an explanation of whether the benefits outweigh the risks.

The timing for review of a de novo petition is less certain than a 510(k). FDA has agreed to review 55% of de novo submissions received in fiscal year 2019 in 150 calendar days during which a submission is under review at the Agency. As a practical matter, de novo marketing authorization often takes longer, ranging from a year or more, and marketing authorization is never assured due, in part, to stoppages of FDA’s 150-day timeline while the applicant responds to deficiencies identified by FDA. If the FDA authorizes the de novo petition, the device may be legally marketed and used as a predicate device for future 510(k) submissions. If the de novo petition is denied, the device remains in Class III and a PMA approval may be required before the device may be legally marketed in the United States.

The PMA Approval Process

A device not eligible for 510(k) clearance or de novo classification must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The cost of preparing and submitting a PMA is substantial. Under U.S. federal law, the submission of most PMAs is additionally subject to a substantial annually-adjusted application user fee. For example, for fiscal year 2020, the user fee for an original PMA is $340,995. Satisfaction of FDA pre-market approval requirements typically takes years and the actual time required may vary substantially based upon the type, complexity, and novelty of the device or disease.

A PMA application must provide extensive preclinical and clinical trial data and also detailed information about the device and its components regarding, among other things, device design, manufacturing and labeling. There is typically advisory panel review of the clinical data. The FDA typically conducts a preapproval inspection of the manufacturer’s facilities and may also inspect the clinical trial documentation. FDA will not approve a device unless compliance is shown with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. During the review period, the FDA may also request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.

By statute, the FDA has 180 days to review a filed PMA application, although the review more often occurs over a significantly longer period of time. If its evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter. An approvable letter usually contains a number of conditions that must be met in order to secure a final approval of the PMA application. When and if these conditions have been fulfilled to the satisfaction of the FDA, the FDA will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in this approval letter, if any. If the FDA’s evaluation of a PMA application or the relevant manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA application, or the PMA application is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of these patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

Even after approval of a PMA, new PMA applications or PMA supplements may also be required for modifications to any approved device, including modifications to the manufacturing processes, device labeling and device design, based on the findings of post-approval studies. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

Post-market FDA Regulation

After a medical device enters commercial distribution, numerous regulatory requirements continue to apply. These include:

•

the FDA’s QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations, unique device identification requirements and FDA prohibitions against the promotion of devices for uncleared, unapproved or off-label uses;

•	advertising and promotion requirements;

•	restrictions on sale, distribution or use of a device;

•	PMA annual reporting requirements;

•	PMA approval of product modifications, or the potential for new 510(k) clearances for certain modifications to previously 510(k) cleared devices;

•

medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•

medical device correction and removal reporting regulations, which require that manufacturers report to the FDA their field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

•	an order of repair, replacement or refund;

•	device tracking requirements; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad post-market and regulatory enforcement powers. Medical device manufacturers are subject to unannounced inspections by the FDA and other state, local and foreign regulatory authorities to assess compliance with the QSR and other applicable regulations, and these inspections may include the manufacturing facilities of suppliers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include sanctions such as: warning letters, fines, injunctions, consent decrees and civil penalties; unanticipated expenditures, repair, replacement, refunds, recall or seizure of our devices; operating restrictions, partial suspension or total shutdown of manufacturing; the FDA’s refusal of our requests for 510(k) clearances, de novo classification, or premarket approvals of new devices, new intended uses or modifications to existing devices; the FDA’s refusal to issue certificates to foreign governments needed to export devices for sale in other countries; and withdrawing 510(k) clearances, de novo marketing authorization, or premarket approvals that have already been granted; and criminal prosecution.

Federal and State Fraud and Abuse Laws

We are subject to U.S. federal fraud and abuse laws such as the AKS, the U.S. federal prohibition against physician self-referral, or Stark Law, and the FCA. We are also subject to similar state and foreign fraud and abuse laws.

The AKS prohibits knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for or to induce the referral of an individual, or to purchase, lease, order, arrange for, or recommend purchasing, leasing or ordering, any good, facility, item or service that is reimbursable, in whole or in part, under a U.S. federal healthcare program. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

The Stark Law and similar state laws prohibit physician referral of patients for designated health services payable by Medicare/Medicaid to entities with which the physician or an immediate family member has a financial relationship (ownership/investment interest or compensation arrangement), unless an exception applies.

Other U.S. federal fraud and abuse laws to which we are subject include but are not limited to the U.S. federal civil and criminal false claims laws, including the FCA, which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the U.S. federal government, and the U.S. federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know that remuneration is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies. Under the FCA, private citizens can bring claims on behalf of the government through qui tam actions. We must also operate within the bounds of the fraud and abuse laws of the states in which we do business which may apply to items or services reimbursed by nongovernmental third-party payers, including private insurers.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

HIPAA and HITECH

Under the administrative simplification provisions of the HIPAA, as amended by HITECH, HHS, issued regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and requirements for protecting the privacy and security of protected health information, or PHI, used or disclosed by covered entities. Covered entities and business associates are subject to HIPAA and HITECH.

HIPAA and HITECH include the privacy and security rules, breach notification requirements and electronic transaction standards.

The privacy rule covers the use and disclosure of PHI by covered entities and business associates. The privacy rule generally prohibits the use or disclosure of PHI except as permitted under the rule. The rule also sets forth individual patient rights, such as the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI.

The security rule requires covered entities and business associates to safeguard the confidentiality, integrity, and availability of electronically transmitted or stored PHI by implementing administrative, physical and technical safeguards. Under HITECH’s breach notification rule, a covered entity must notify individuals, the Secretary of the HHS, and in some circumstances, the media of breaches of unsecured PHI.

In addition, we may be subject to state health information privacy and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. California, for example, has enacted the Confidentiality of Medical Information Act, which sets forth standards in addition to HIPAA and HITECH with which all California health care providers must abide. State laws may be more stringent, broader in scope or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other, which may complicate compliance efforts.

Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil and criminal fines and penalties and/or additional reporting and oversight obligations if such entities are required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

U.S. Healthcare Reform

In the United States, there have been a number of legislative and regulatory changes at the U.S. federal and state levels which seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the ACA, became law. This law substantially changed the way health care is financed by both commercial payers and government payers, and significantly impacted our industry. Since 2016 there have been efforts to repeal all or part of the ACA, and the current presidential administration and U.S. Congress have taken action to roll back certain provisions of the ACA. For example, the Tax Cuts and Jobs Act, among other things, removes penalties for not complying with the ACA’s individual mandate to carry health insurance. The current presidential administration and the U.S. Congress may take further action regarding the ACA, including, but not limited to, repeal or replacement. Additionally, all or a portion of the ACA and related subsequent legislation may be modified, repealed or otherwise invalidated through judicial challenge, which could result in lower numbers of insured individuals, reduced coverage for insured individuals and adversely affect our business.

The ACA contained a number of provisions expected to impact our business and operations, some of which in ways we cannot currently predict, including those governing enrollment in state and U.S. federal health care programs, reimbursement changes and fraud and abuse, which will impact existing state and U.S. federal health care programs and will result in the development of new programs. For instance, the ACA required each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices; this requirement began to apply to sales of taxable medical devices after December 31, 2012. Through a series of legislative amendments, the tax was suspended for 2016 through 2019. Absent further legislative action, the device excise tax will be reinstated on medical device sales starting January 1, 2020.

The taxes imposed by the ACA and the expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us and lower reimbursement by payers for our tests, any of which may have a material adverse impact on our business, financial condition, results of operations or cash flows.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional legislative action is taken.

We anticipate there will continue to be proposals by legislators at both the federal and state levels, and by regulators and commercial payers to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our tests, and the coverage of or the amounts of reimbursement available for our tests from payers, including commercial payers and government payers.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Chris Chang Yu	61	Founder, chairman of the board of directors and chief executive officer
Feng Guo	39	Director
Jiefeng Gu	36	Director
Lin Yu	62	Director
Pu Xing	51	Director
Ren Luo	62	Director
Sarah Yu	30	Director
Rain Yu Zhang	41	Chief financial officer
He Yu	61	Chief medical officer
Xuedong Du	40	Vice president in charge of R&D
Weidong Dai	59	China president

Dr. Chris Chang Yu is a co-founder of our company and has served as chairman of our board of directors and chief executive officer since our inception in January 2010. As the first or principal inventor of more than 300 patent applications spanning semiconductor, materials and life science, Dr. Yu has innovated leading technologies and products during his long and successful career since 1990s. Dr. Yu and our team have developed the CDA technology for cancer screening and detection. He is a member of the ASCO. Prior to founding our company, he co-founded Anji Microelectronics (Shanghai) Co., Ltd. (688019.SH) in 2004, and that company recently completed its IPO in China’s science and technology innovation board market in July 2019. Dr. Yu served as a technical director at Semiconductor Manufacturing International Corporation (NYSE: SMI and SEHK:981) from 2002 to 2004. Dr. Yu served as a vice president of the research and development team of Cabot Microelectronics Corporation, or Cabot, from 1996 to 2002. While working at Cabot, Dr. Yu took a multi-disciplinary approach to developing a new mechanism for a key integrated circuit material. Dr. Yu also worked at three U.S. Fortune 500 companies, including serving as a group leader in the research and development division at Rockwell Co., Ltd. from 1994 to 1995, engineer at Motorola Co., Ltd. from 1992 to 1994, and senior engineer at Micron Technology Co., Ltd. from 1989 to 1992. He has also authored more than 80 papers, some of which are relevant to cancer detection. Dr. Yu received his bachelor and master’s degrees in physics from the University of Missouri Kansus-City Campus in 1983 and 1984, respectively. He received his doctoral degree in physics from the Pennsylvania State University in 1990. His master’s and doctoral dissertations both addressed innovative detection techniques.

Mr. Feng Guo has served as our director since August 2018. He is a co-founder and the president of Jiaxing Zhijun Investment Management Co., Ltd. He is also a sponsor representative and a Chartered Financial Analyst. He has served as an executive director at the Investment Banking Division of Guo Xin Securities Co., Ltd. since 2004 and an executive director at the Investment Banking Division of Huajing Securities since 2017. He also served as a director at China Renaissance Capital from 2015 to 2017. Mr. Guo has approximately 16 years of experience in China’s capital markets and many years of experience in the fields of high-end manufacturing, technology, media and telecom (TMT), medical consumption and energy transportation. He has experience in leading the financial consultation, stock reform, IPO, refinancing, acquisition and capital reduction transactions for many domestic and foreign companies. Mr. Guo received his bachelor’s degree in economics from East China University of Political Science and Law in 2002 and his master’s degree in finance from Shanghai University of Finance and Economics in 2004.

Mr. Jiefeng Gu has served as our director since April 2016. Since 2016 Mr. Gu has been an investment director at Shanghai Zhangjiang Science & Technology Venture Capital Co., Ltd , where his investment focus included the medical, medical equipment and diagnostic reagents sectors. Mr. Gu was an investment manager at Shanghai Zhangjiang Science & Technology Venture Capital Co., Ltd. from 2014 to 2016. He also served as a vice president in Entrepreneurial Accelerator Co., Ltd. from 2013 to 2014, an investment manager at Shanghai Pudong Venture Capital Co., Ltd. from 2010 to 2013, and. Mr. Gu received his bachelor’s degree in biological science from Fudan University in 2005 and master’s degree in genetics from Fudan University in 2008.

Ms. Lin Yu has served as our director since our inception in January 2010. Ms. Lin Yu served as legal representative at Shanghai Yu Lin Information Science Co., Ltd. from April 2016 to October 2018, a consultant for Shanghai Yi Mai Fiber Co., Ltd. from 2016 to 2017, a quality control manager and technology manager for Shanghai Fenner Conveyor Belt Co., Ltd. from 2000 to 2015, an operation manager for Trelleborg Sealing Solutions (China) Co., Ltd. (formerly Busak+Shamban Eastern China) from 1994 to 1999, and an analyst for Sinopec Shanghai Petrochemical Co., Ltd. from 1986 to 1993. Ms. Lin Yu received her college degree in chemistry from Shanghai University of Science and Technology, Jin Shan Campus, in 1986.

Mr. Pu Xing has served as our director since September 2019. Mr. Xing Pu served as a managing partner at Shanghai Jiu Investment Management Co., Ltd. from April 2017 to December 2018, executive vice president and CFO at BesTv New Media Co., Ltd. (a subsidiary of a Shanghai Stock Exchange listed company) from January 2014 to March 2017 and deputy director of the State-owned Assets Supervision and Administration Commission of Shanghai Pudong New Area from March 2013 to February 2014. He also served as vice president and deputy director of the board’s strategic decision-making and investment committee at Shanghai Shengrong Investment Co., Ltd. (now known as Shanghai Guosheng Group) from December 2008 to February 2013, vice general manager at Shanghai Guosheng Group Investment Co., Ltd. from December 2010 to January 2013, executive general manager and executive deputy director at Shanghai Corporate Pavilion from January 2008 to December 2010, special assistant to the president at Shanghai Shengrong Investment Co., Ltd. from July 2008 to November 2008, and vice chairman of SiTV from October 2005 to January 2008. In addition, he served as deputy chief economist from January 2002 to June 2008 and special assistant to the president from October 1999 to January 2002 at Shanghai Automotive Industry (Group) Corporation (a Shanghai Stock Exchange listed company). Previously, he served as an analyst at Lehman Brothers from January 1997 to September 1999 and financial manager at Northeimer Engineering from January 1994 to December 1996. He has been a Special Auditor of Shanghai Audit Bureau since January 2011. Mr. Xing received his bachelor’s degree in economics from Fudan University in 1990, MBA degree in economics and finance from West Chester University in 1993 and master’s degree in accounting from Widener University in 1996.

Mr. Ren Luo has served as our director since September 2019. Mr. Luo has served as a director and senior manager in charge of industry and government relationships and business development at IQVIA Management Consulting (Shanghai) Co. Ltd. since 2018, and manager in charge of industry and government relationships at IMS Health Co. Ltd. since 2013. He also served as supplier services manager at IMS Health Co. Ltd. (a subsidiary of a U.S. listed company) from 2011 to 2013, senior manager and researcher at National Institute for Hospital Administration of the Ministry of Health from 2009 to 2011, senior manager for Greater China and a director at IMS Health Co. Ltd. from 2003 to 2008, general manager and a director of IMS Market Research Consulting (Shanghai) Co. Ltd. from 2002 to 2003, China chief representative of IMS ChinaMetrik Co., Ltd. and manager of China division of IMS Ltd. from 1998 to 2002, chief manager of Chinese projects of ChinaMetrik Ltd. from 1994 to 1998, and consultant of Chinese projects of ChinaMetrik Ltd. from 1991 to 1993. He was also a pharmaceutical chemist at George Washington University Medical Center from 1990 to 1993. He is a consultant to a number of Chinese social associations and a member of American Pharmaceutical Association, American Chemical Society, and Chinese American Pharmacists Association. He is currently a member of the editorial board of Chinese Annual Report of Cardiovascular Disease and was a vice editor-in-chief of China Pharmaceutical Practical Manual for the 2002 and 2003 Edition. Mr. Luo received his bachelor’s degree in medical chemistry from Shanghai Pharmacy College in 1981, and master’s degree in M.S. Medical Chemistry from University of Mary Hardin Baylor in 1990.

Ms. Sarah Yu has served as our director since August 2018. Ms. Sarah Yu has served as a senior software engineer at LinkedIn since September 2016. She also served as a software engineer at KQED (California Public Broadcasting) from 2015 to 2016 and a new media producer at KTOO (Alaska Public Broadcasting) from 2013 to 2015. Ms. Sarah Yu received her bachelor’s degrees in biology and English from Dartmouth College in 2011 and her master’s degree in science writing from Massachusetts Institute of Technology in 2012.

Ms. Rain Yu Zhang has served as our CFO since March 2019. Prior to joining us, Ms. Zhang served as a general manager-operation at Buckman Laboratories (Asia) Pte. Ltd. (Singapore) (a subsidiary of Bulab Holdings, Inc., a U.S. company) from 2017 to 2018 and a finance director at Buckman Laboratories Shanghai Chemicals Co., Ltd. from 2005 to 2016. She became a Chartered Global Management Accountant (CGMA) in 2016 and a Certified Public Accountant in 2002. Ms. Zhang received her bachelor’s degree in accounting from Shanghai University of Finance and Economics in 1999 and master’s degree in business administration from AnTai College of Economics & Management, Shanghai Jiao Tong University in 2015.

Dr. He Yu is a co-founder of our company and has served as our chief medical officer since our inception in 2010. Dr. Yu has served as a professor and program director of cancer epidemiology at the University of Hawaii Cancer Center and an adjunct professor at the Yale School of Public Health since 2012. He was a faculty member, from assistant professor to professor, at the Yale University, School of Medicine from 2001 to 2011. Being trained in medicine, epidemiology and clinical biochemistry, Dr. Yu conducts various laboratory-based clinical and epidemiologic investigations and has extensive experience in cancer research. He has designed and been involved in many clinical research projects that assess the molecular and genetic features of tumor specimens in relation to cancer characteristics and survival outcomes of patients with various kinds of cancers. As a principal investigator and co-investigator, Dr. Yu has developed and participated in several large population-based epidemiologic studies that investigate gene-environment interactions in breast, endometrial, liver and pancreatic cancers. Biomarkers under his investigation include genetic polymorphisms in DNA repair genes, DNA methylation and methylator phenotype in tumor suppressor genes and detoxification genes, protein markers, peptide growth factors and various non-coding transcripts. Dr. Yu received his doctor’s degree in medicine from Shanghai First Medical College in 1983. He also received a master of science degree in epidemiology and a PhD in clinical biochemistry from University of Toronto in 1990 and 1996, respectively.

Mr. Xuedong Du has served as our vice president in charge of research and development since April 2011. Prior to joining us, Mr. Du successively served as an engineer, senior engineer, chief engineer and manager at SMIC International IC Manufacturing (Shanghai) Co., Ltd. (a subsidiary of a U.S. listed company) from 2001 to 2010. He has extensive experience in product innovation and research and development. He has participated in more than ten provincial talent projects in relation to municipal science and technology. He is the first or principal inventor of more than 100 Chinese and international patent applications (primarily on medical devices), among which over 30 patents have been granted. He has published approximately 20 papers in professional journals and academic conferences. Mr. Du received his bachelor’s degree in physical electronics technology from Fudan University in 2001 and his master’s degree in electronics and communications engineering from Fudan University in 2009.

Mr. Weidong Dai has served as our China president since April 2015. Prior to joining us, Mr. Dai served as a general partner at Stirrfir Investment Management Co. Ltd. from 2008 to 2015, chairman of RTS Management (Shanghai) Co., Ltd. from 2004 to 2013, a managing director of Hong Kong Pro-Health Technology Co., Ltd. and Shanghai Pro-Health Medical Devices Co., Ltd. from 1998 to 2004, and the chief scientific officer at Wex International Inc. ( a subsidiary of a U.S. listed company) from 1994 to 1998. He has served as an adjunct professor at Anhui College of Traditional Chinese Medicine since 2004 and an executive director at the Hainan Branch of China Science Tsing Research Institute of Science and Technology since 2018. He has published a number of medical research papers and scientific articles in professional journals. A medical device that he led in research and development was awarded the Hong Kong Industrial Award in 1999. Mr. Dai received his bachelor’s degree in medicine from Anhui Medical University in 1982, master’s degree in medicine from Sun Yat-San University of Medicine in 1985, and an Advanced Certificate of the EMBA CEO Program from Fudan University, School of Economics in 2002.

None of our directors and executive officers have any family relationships up to the fourth civil degree either by consanguinity or affinity, except that Dr. Chris Chang Yu is Ms. Sarah Yu’s father and Ms. Lin Yu and Dr. He Yu’s first cousin; and Dr. He Yu and Ms. Lin Yu are siblings.

Board of Directors

Our board of directors will consist of seven directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Unless so fixed by our company in a general meeting, a director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or transaction in which he is interested, and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that the nature of the interest of such director shall be disclosed by such director at or prior to its consideration and any vote thereon. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                ,                and                 .                will be the chairman of our audit committee. We have determined that                and                satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The NASDAQ Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that                qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of             ,                 and                 .                  will be the chairman of our compensation committee. We have determined that              and              satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The NASDAQ Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                and                .                 will be the chairman of our nominating and corporate governance committee. We have determined that                and                satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The NASDAQ Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under BVI law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A, as amended and restated from time to time, the BVI Act and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

•	convening shareholders’ general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by a resolution of our shareholders either to appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our company may by resolution of our shareholders or resolution of the directors remove any director with or without cause.

Employment Agreements and Indemnification Agreements

We [have entered] into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer [has agreed] to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We [have entered] into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2018, we paid an aggregate of approximately RMB4.7 million (US$699,990) in cash to our executive officers, and we paid an aggregate of approximately RMB350,000 (US$52,249) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2019 Share Incentive Plan

In            , our board of directors approved our 2019 Plan, to provide incentives to our directors, officers, employees and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2019 Plan is            . [As of the date of this prospectus, [awards/options] to purchase            ordinary shares have been granted and are outstanding under the 2019 Plan, excluding [awards/options] that were forfeited or canceled after the relevant grant dates.]

The following paragraphs describe the principal terms of the 2019 Plan:

Type of Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the plan administrator decides.

Plan Administration. Our board of directors or the chairman of the board of directors will administer the 2019 Plan. The chairman or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to directors, officers, employees and consultants of our company or any of our subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment. Unless terminated earlier, the 2019 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2019 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

Other Options

The following table summarizes, as of the date of this prospectus, the awards granted to our directors and executive officers and other individuals as authorized by our board of directors, other than under our 2019 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Ren Luo	*	US$0.05	October 28, 2010	October 28, 2020
Weidong Dai	3,300	Zero to US$0.01	August 1, 2014 and April 1, 2015	August 1, 2024 and April 1, 2025
Xuedong Du	4,886	Zero to US$0.05	September 6, 2010 - January 1, 2018	September 6, 2020 - January 1, 2028
Rain Yu Zhang	*	US$0.05	July 15, 2019	July 5, 2029
Other individuals as a group	11,723	Zero to US$0.1	August 1, 2010- September 1, 2019	August 1, 2020 - September 1, 2029

*	Less than 1% of our total outstanding ordinary shares.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares; and

•	[each selling shareholder participating in this offering.]

The calculations in the table below are based on 94,157 ordinary shares outstanding as of the date of this prospectus, and                  ordinary shares outstanding immediately after the completion of this offering, assuming the underwriter does not exercise its over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%***	Number	%***	Number	%***
Directors and Executive Officers**:
Chris Chang Yu(1)	28,888	30.7
Feng Guo	—	—
Jiefeng Gu	—	—
Lin Yu	—	—
Pu Xing	*	*
Ren Luo	*	*
Sarah Yu	—	—
Rain Yu Zhang	*	*
He Yu	12,249	13.0
Xuedong Du(2)	4,384	4.5
Weidong Dai(3)	4,301	4.6
All Directors and Executive Officers as a group	50,711	52.0
Principal [and Selling] Shareholders:
CRS Holdings Inc.(4)	28,828	30.6
He Yu	12,249	13.0
Zhangjiang GU KE Company Limited(5)	11,107	11.8
Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership)(6)	7,839	8.3

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 801 Bixing Street, Bihu County, Lishui, Zhejiang Province 323006, People’s Republic of China.

***

For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after the date of this prospectus.

(1)

Represents (i) 28,828 ordinary shares held by CRS Holdings Inc., a British Virgin Islands company, which is wholly owned by Dr. Chris Chang Yu and (ii) 60 ordinary shares issuable upon exercise of options held by the spouse of Dr. Chris Chang Yu. The registered address of CRS Holdings Inc. is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 1,764 ordinary shares held by Yu Lin Bio-medical Science Co., Ltd., and (ii) 2,620 ordinary shares issuable upon exercise of options held by Mr. Xuedong Du. Yu Lin Bio-medical Science Co., Ltd. is owned by certain individuals, with none of them holding a controlling interest in Yu Lin Bio-medical Science Co., Ltd. The registered address of Yu Lin Bio-medical Science Co., Ltd. is Aequitas International Management Ltd., Grand Pavilion Commercial Centre, Suite 24, 802 West Bay Road, P.O. Box 10281, Grand Cayman KY1-1003, Cayman Islands.

(3)

Represents (i) 3,000 ordinary shares held by Mr. Weidong Dai, (ii) 300 ordinary shares issuable upon exercise of options held by Mr. Weidong Dai, and (iii) 1,001 ordinary shares held by Yu Lin Bio-medical Science Co., Ltd. for the benefit of Mr. Weidong Dai’s spouse. Yu Lin Bio-medical Science Co., Ltd. is owned by certain individuals, with none of them holding a controlling interest in Yu Lin Bio-medical Science Co., Ltd. The registered address of Yu Lin Bio-medical Science Co., Ltd. is Aequitas International Management Ltd., Grand Pavilion Commercial Centre, Suite 24, 802 West Bay Road, P.O. Box 10281, Grand Cayman KY1-1003, Cayman Islands.

(4)	Represents 28,828 ordinary shares. CRS Holdings Inc. is wholly owned by Dr. Chris Chang Yu, and its registered address is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands.
(5)

Represents 11,107 ordinary shares held by Zhangjiang GU KE Company Limited, a British Virgin Islands company, which is 100% beneficially owned by Shanghai Pudong State-owned Assets Supervision and Administration Commission. The registered address of Zhangjiang GU KE Company Limited is Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

(6)

Represents [7,839] ordinary shares held by Zhijun Sihang, a British Virgin Islands company, which is wholly owned by Zhijun Sihang. The general partner of Zhijun Sihang is Jiaxing Zhijun Investment Management Co., Ltd., which is controlled by Mr. Feng Guo. The registered address of Zhijun Sihang is 113-7, No.100, Zhuyuan Road, Nanhu District, Jiaxing, Zhejiang Province, P.R. China.

As of the date of this prospectus, to our knowledge, we have 13 record holders in the United States of our ordinary shares, who hold approximately 24.3% of our total outstanding ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below are material related-party transactions in the years ended December 31, 2017 and 2018.

Shareholders Agreements

See “Description of Share Capital—History of Securities Issuances—Shareholders Agreements.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—2019 Share Incentive Plan.”

Private Placements

Zhijun Sihang provided an advance of RMB25.0 million (US$3.6 million) to one of our PRC subsidiaries in 2018. Zhijun Sihang is in the process of obtaining PRC regulatory approvals to make equity contribution of these funds in our company before the completion of this offering.

Our founder and chairman, Dr. Chris Chang Yu, has agreed to invest US$2.0 million in our company by the end of the second quarter of 2020, based on a price equal to our per-share valuation in our latest round of equity financing.

See also “Description of Share Capital—History of Securities Issuances.”

Convertible Loan Agreements

In 2018, we borrowed from Jiaxing Zhijun Investment Management Co., Ltd. a total of US$2.5 million in one-year term loans convertible into our ordinary shares. These loans and the accrued interest expenses amounted to RMB18.0 million (US$2.6 million) and RMB824 (US$120), respectively, as of December 31, 2018. The parties subsequently agreed to extend the term of these convertible loans to October 31, 2019.

Loans From CRS Holdings Inc.

CRS Holdings Inc., wholly owned by our founder and chairman, Dr. Chris Chang Yu, provided loans of RMB1.2 million and RMB1.4 million (US$208,000) to us in 2017 and 2018, respectively. We repaid to CRS Holdings Inc. RMB5.8 million and RMB1.1 million (US$166,000) in 2017 and 2018, respectively. These loans were interest-free, unsecured and repayable on demand.

Loan From an Investee Company

Jiangsu AnPac, one of our investee companies, provided a loan of RMB800,000 to us in 2017. This loan was interest-free, unsecured and repayable on demand. We repaid RMB350,000 (US$51,000) to Jiangsu AnPac in 2018.

Sales Agreements and Consultancy Agreement with Investee Companies

We have in the ordinary course of our business engaged certain of our investee companies, including AnPac Beijing Health Management Co., Ltd., Jiangsu AnPac and Anpai (Shanghai) Health Management Consulting

Co., Ltd., as sales agents for our CDA-based tests. In 2017 and 2018, we recognized an aggregate revenue of RMB590,000 and RMB639,000 (US$93,000), respectively, from sales to AnPac Beijing Health Management Co., Ltd., Jiangsu AnPac and Anpai (Shanghai) Health Management Consulting Co., Ltd.

In 2018, we paid a consultancy fee of RMB700,000 (US$102,000) to AnPac Beijing Health Management Co., Ltd. for their marketing services to us.

DESCRIPTION OF SHARE CAPITAL

We are a BVI business company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the BVI Business Companies Act (the “BVI Act”).

As of the date of this prospectus, we are authorized to issue a maximum of 100,000 ordinary shares with a par value of US$1 each.

Pursuant to our M&A to be adopted prior to the date of this prospectus, we will be authorized to issue                ordinary shares of par value US$                each.

The following description of our authorized shares and our constitutional rules under our M&A is qualified in its entirety by reference to our M&A, which have been filed as an exhibit to the registration statement of which this prospectus is a part.

M&A

The following discussion describes our M&A:

Objects and Purposes, Register, and Shareholders. Subject to the BVI Act, our objects and purposes are unlimited. Our register of members will be maintained by our registered agent, SHRM Trustees (BVI) Limited. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

Directors’ Powers. Under the BVI Act, subject to any modifications or limitations in a company’s M&A, a company’s business and affairs are managed by, or under the direction or supervision of, its directors; and directors generally have all powers necessary to manage a company. A director must disclose any interest he has on any proposal, arrangement or contract not entered into in the ordinary course of business and on usual terms and conditions. An interested director may (subject to the M&A) vote on a transaction in which he has an interest. In accordance with, and subject to, our M&A, the directors may by resolution of directors exercise all the powers of the company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the company or of any third party.

Rights, Preferences and Restrictions of Ordinary Shares. Subject to the restrictions described under the section titled “Dividend Policy” above, our directors may (subject to the M&A) authorize dividends at such time and in such amount as they determine. In the event of a liquidation or dissolution of the company, the holders of ordinary shares are (subject to the M&A) entitled to share ratably in all surplus assets remaining available for distribution to them after payment and discharge of all claims, debts, liabilities and obligations of the company and after provision is made for each class of shares (if any) having preference over the ordinary shares if any at that time. There are no sinking fund provisions applicable to our ordinary shares. Holders of our ordinary shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may, (subject to the M&A) with shareholder consent, repurchase our ordinary shares in certain circumstances provided always that the company will, immediately after the repurchase, satisfy the solvency test. The company will satisfy the solvency test, if (i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due.

In accordance with the BVI Act:

(i)

the company may purchase, redeem or otherwise acquire its own shares in accordance with either (a) Sections 60, 61 and 62 of the BVI Act (save to the extent that those Sections are negated, modified or inconsistent with provisions for the purchase, redemption or acquisition of its own shares specified in the company’s M&A); or (b) such other provisions for the purchase, redemption or acquisition of its own shares as may be specified in the company’s M&A. The company’s M&A provide that such Sections 60, 61 and 62 of the BVI Act do not apply to the company; and

(ii)

where a company may purchase, redeem or otherwise acquire its own shares otherwise than in accordance with Sections 60, 61 and 62 of the BVI Act, it may not purchase, redeem or otherwise acquire the shares without the consent of the member whose shares are to be purchased, redeemed or otherwise acquired, unless the company is permitted by the M&A to purchase, redeem or otherwise acquire the shares without that consent; and

(iii)

unless the shares are held as treasury shares in accordance with Section 64 of the BVI Act, any shares acquired by the company are deemed to be canceled immediately on purchase, redemption or other acquisition.

Variation of the Rights of Shareholders. As permitted by the BVI Act and our M&A, the rights attached to shares of the company may (subject to the M&A) only, whether or not the company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than [fifty per cent (50%)] of the issued shares of that class, except where a different majority is required under our M&A or the BVI Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the BVI may freely hold and vote their shares.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share shall entitle the holder thereof to one vote per share on all matters subject to vote at our general meetings. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

Shareholder Meetings. In accordance with, and subject to, our M&A, (a) any director of the company may convene meetings of the shareholders at such times as the director considers necessary or desirable (and the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice); and (b) upon the written request of shareholders entitled to exercise thirty per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. Under BVI law, the M&A may be amended to decrease but not increase the required percentage to call a meeting above thirty per cent (30%). In accordance with, and subject to, our M&A, (a) the director convening a meeting shall give not less than seven (7) days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the company and are entitled to vote at the meeting; and the other directors; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least ninety per cent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all of the ordinary shares that shareholder holds; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty per cent (50%) of the votes of the ordinary shares or class or series of ordinary shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (d) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third (1/3) of the votes of the ordinary shares or each class or series of ordinary shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

Dividends. Subject to the BVI Act and our M&A, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for ordinary shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our M&A) required to pay dividends under BVI law. In accordance with, and subject to, our M&A, no dividend shall bear interest as against the company (except as otherwise provided in our M&A).

Disclosure of the SEC’s Position on Indemnification for Securities Act Liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer of Shares. Subject to any applicable restrictions or limitations arising pursuant to (i) our M&A; or (ii) the BVI Act, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve (such instrument of transfer being signed by the transferor and containing the name and address of the transferee). Our M&A also (save as otherwise provided therein) provide that (i) where ordinary shares of the company are listed on the Nasdaq Global Market or any other stock exchange or automated quotation system on which the ordinary shares are then traded (the “Recognized Exchange”), shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognized Exchange or (ii) shares may be transferred by means of a system utilized for the purposes of holding and transferring shares in uncertified form (the “Relevant System”), and that the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer shares) shall act as agent and attorney-in-fact of the Shareholders for the purposes of the transfer of any shares transferred by means of the Relevant System (including, for such purposes, to execute and deliver an instrument of transfer in the name of and on behalf of any Shareholder who is transferring shares).

Differences in Corporate Law

The BVI Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers, Consolidations and Similar Arrangements

The BVI Act provides for mergers as that expression is understood under US corporate law. Common law mergers are also permitted outside of the scope of the BVI Act. Under the BVI Act, two or more companies may either merge into one of such existing companies, or the surviving company, or consolidate with both existing companies ceasing to exist and forming a new company, or the consolidated company. The procedure for a merger or consolidation between our company and another company (which need not be a BVI company) is set out in the BVI Act. The directors of the BVI company or BVI companies which are to merge or consolidate must approve a written plan of merger or consolidation which must also be authorized by a resolution of members (and the outstanding shares of every class of shares that are entitled to vote on the merger or consolidation as a class if the memorandum or articles of association so provide or if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum or articles, would entitle the class to vote on the proposed amendment as a class) of the shareholders of the BVI company or BVI companies which are to merge. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The BVI company must then execute articles of merger or consolidation, containing certain prescribed details. The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the BVI, or the Registrar. If the surviving company or the consolidated company is to be incorporated under the laws of a jurisdiction outside BVI, it shall file the additional instruments required under Section 174(2)(b) of the BVI Act. The Registrar then (if he or she is satisfied that the requirements of the BVI Act have been complied with) registers, in the case of a merger, the articles of merger or consolidation and any amendment to the M&A of the surviving company and, in the case of a consolidation, the M&A of the new consolidated company and issues a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the BVI Act in respect of the merger or consolidation). The merger or consolidation is effective on the date that the articles of merger or consolidation are registered by the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation but if the surviving company or the consolidated company is a company incorporated under the laws of a jurisdiction outside the BVI, the merger or consolidation is effective as provided by the laws of that other jurisdiction.

As soon as a merger or consolidation becomes effective (among other things), (a) the surviving company or consolidated company (so far as is consistent with its amended memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles of association are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any shareholder, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger or consolidation by or against a constituent company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by the merger or consolidation, but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the shareholder, director, officer or agent thereof, as the case may be or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company but if the surviving company or the consolidated company is incorporated under the laws of a jurisdiction outside the BVI, the effect of the merger or consolidation is the same as noted foregoing except in so far as the laws of the other jurisdiction otherwise provide.

The Registrar shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation (save that this shall not apply to a foreign company).

If the directors determine it to be in the best interests of us, it is also possible for a merger to be approved as a court approved plan of arrangement or as a scheme of arrangement in accordance with (in each such case) the BVI Act. The convening of any necessary shareholders meetings and subsequently the arrangement must be authorized by the BVI court. A scheme of arrangement requires the approval of 75% of the votes of the shareholders or class of shareholders, as the case may be. If the effect of the scheme is different in relation to different shareholders, it may be necessary for them to vote separately in relation to the scheme, with it being required to secure the requisite approval level of each separate voting group. Under a plan of arrangement, a BVI court may determine what shareholder approvals are required and the manner of obtaining the approval.

Shareholders’ Suits

Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the BVI Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

The traditional English basis for members’ remedies have also been incorporated into the BVI Act: where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the BVI High Court for an order on such conduct.

Any member of a company may apply to the BVI High Court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a)	a merger;

(b)	a consolidation;

(c)

any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(d)	a redemption of 10 per cent, or fewer, of the issued shares of the company required by the holders of 90 percent, or more, of the shares of the company pursuant to the terms of the BVI Act; and

(e)	an arrangement, if permitted by the BVI High Court.

Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

The BVI Act provides that if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum or articles of association of the company, the BVI High Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our memorandum and articles of association provide that our company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company; or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise. In accordance with our memorandum and articles of association (including the limitations detailed therein), the indemnity referred to above only applies if the liability does not arise as a result of actual fraud or willful default of the indemnified person. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of BVI law, directors must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. This means that, strictly speaking, a director should not participate in a decision in circumstances where he has a potential conflict. That is, he should declare his interest and abstain. The BVI Act provides that a director “shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company, disclose the interest to the board of the company”. The failure of a director to so disclose an interest does not affect the validity of a transaction entered into by the director or the company, provided that the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). Typically a company’s memorandum and articles of association will allow a director interested in a particular transaction to vote on it, attend meetings at which it is considered, and sign documents on behalf of the company which relate to the transaction.

Under the laws of the BVI, a transaction entered into by the company in respect of which a director is interested will not be voidable by the company where the members have approved or ratified the transaction in knowledge of the material facts of the interest of the director in the transaction, or if the company received fair value for the transaction.

Broadly speaking, the duties that a director owes to a company may be divided into two categories. The first category encompasses fiduciary duties, that is, the duties of loyalty, honesty and good faith. The second category encompasses duties of skill and care. Each is considered in turn below.

A director’s fiduciary duties can be summarized as follows:

(a)	Bona Fides: The directors must act bona fide in what they consider is in the best interests of the company (or, if permitted as above, that company’s parent company).

(b)	Proper Purpose: The directors must exercise the powers that are vested in them for the purpose for which they were conferred and not for a collateral purpose.

(c)	Unfettered Discretion: Since the powers of the directors are to be exercised by them in trust for the company, they should not improperly fetter the exercise of future discretion.

(d)	Conflict of Duty and Interest: as per the above.

In addition to their fiduciary duties a director has the duties of care, diligence and skill which are owed to the company itself and not, for example, to individual members (subject to the limited exceptions as to enforcement on behalf of the company).

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by BVI law, our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

BVI law and our M&A provide that upon the written request of shareholders entitled to exercise thirty per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. As a BVI company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of investors on a board of directors since it permits the investor to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, a director may be removed from office with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least fifty per cent (50%) of the shareholders of the company entitled to vote.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we are not afforded the same statutory protections in the British Virgin Islands as we would be offered by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the investors. See also “Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the company.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

The liquidation of a company may be a voluntary solvent liquidation or a liquidation under the Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of seven years it is dissolved with effect from the last day of that period.

Voluntary Liquidation

If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.

A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

Liquidation under the Insolvency Act

The Insolvency Act governs an insolvent liquidation. Pursuant to the Insolvency Act, a company is insolvent if it fails to comply with the requirements of a statutory demand that has not be set aside pursuant to the Insolvency Act, execution or other process issued on a judgment, decree or order of court in favor of a creditor of the company is returned wholly or partly unsatisfied or either the value of the company’s liabilities exceeds its assets or the company is unable to pay its debts as they fall due. The liquidator must be either the Official Receiver in BVI or a BVI licensed insolvency practitioner. An individual resident outside the BVI may be appointed to act as liquidator jointly with a BVI licensed insolvency practitioner or the Official Receiver. The members of the company may appoint an insolvency practitioner as liquidator of the company or the court may appoint an Official Receiver or an eligible insolvency practitioner. The application to the court can be made by one or more of the following: (i) the company, (ii) a creditor, (iii) a member, or (iv) the supervisor of a creditors’ arrangement in respect of the company, the Financial Services Commission and the Attorney General in the BVI.

The court may appoint a liquidator if:

(a)	the company is insolvent;

(b)	the court is of the opinion that it is just and equitable that a liquidator should be appointed; or

(c)	the court is of the opinion that it is in the public interest for a liquidator to be appointed.

An application under (a) above by a member may only be made with leave of the court, which shall not be granted unless the court is satisfied that there is prima facie case that the company is insolvent. An application under (c) above may only be made by the Financial Services Commission or the Attorney General and they may only make an application under (c) above if the company concerned is, or at any time has been, a regulated person (i.e. a person that holds a prescribed financial services license) or the company is carrying on, or at any time has carried on, unlicensed financial services business.

Order of Preferential Payments upon Liquidation

Upon the insolvent liquidation of a company, the assets of a company shall be applied in accordance with the following priorities: (a) in paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (b) after payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator (wages and salary, amounts to the BVI Social Security Board, pension contributions, government taxes) – preferential claims rank equally between themselves and, if the assets of the company are insufficient to meet the claims in full, they shall be paid ratably; (c) after the payment of preferential claims, in paying all other claims admitted by the liquidator, including those of non-secured creditors – the claims of non-secured creditors of the company shall rank equally among themselves and if the assets of the company are insufficient to meet the claims in full, such non-secured creditors shall be paid ratably; (d) after paying all admitted claims, paying any interest payable under the BVI Insolvency Act; and finally (e) any surplus assets remaining after payment of the costs, expenses and claims above shall be distributed to the members in accordance with their rights and interests in the company. Part VIII of the Insolvency Act provides for various applications which may be made by a liquidator to set aside transactions which have unfairly diminished the assets which are available to creditors.

The appointment of a liquidator over the assets of a company does not affect the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which that creditor has a security interest. Accordingly, a secured creditor may enforce its security directly without recourse to the liquidator, in priority to the order of payments described in the preceding paragraph. However, so far as the assets of a company in liquidation available for payment of the claims of unsecured creditors are insufficient to pay the costs and expenses of the liquidation and the preferential creditors, those costs, expenses and claims have priority over the claims of charges in respect of assets that are subject to a floating charge created by a company and shall be paid accordingly out of those assets.

The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the BVI Act and our articles of association, our company may be dissolved, liquidated or wound up by a resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under British Virgin Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders; or (iv) to certain specified clauses of the articles of association.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On February 17, 2017, we issued 430 ordinary shares to an individual upon the individual’s exercise of options at zero consideration in recognition of the individual’s consultancy services to us.

On May 4, 2017, we issued 984 ordinary shares to an investor for consideration of US$0.8 million.

On May 4, 2017, we issued 84 ordinary shares to an investor for consideration of RMB0.7 million (US$0.1 million).

On May 4, 2017, we issued 480 ordinary shares to an individual in consideration for the individual’s consulting services to us.

On November 3, 2017, we issued 136 ordinary shares to an investor for consideration of RMB1.0 million (US$0.1 million).

On November 3, 2017, we issued 4,142 ordinary shares to Zhijun Sihang for total consideration of RMB28.0 million (US$4.1 million).

On November 3, 2017, we issued 887 ordinary shares to certain investors for total consideration of US$0.8 million.

On November 3, 2017, we issued 100 ordinary shares to an individual in consideration for the individual’s consulting services to us.

On November 3, 2017, we issued 1,000 ordinary shares to Mr. Weidong Dai upon his exercise of options at zero consideration in recognition of his services to us.

On August 2, 2018, we issued 117 ordinary shares to certain investors for total consideration of US$0.2 million.

On August 2, 2018, we issued 59 ordinary shares to a law firm in consideration for its legal services to us.

On December 24, 2018, we issued 761 ordinary shares to CRS Holdings Inc. for the benefit of an investor, for consideration of US$0.2 million.

On June 25, 2019, we issued 2,457 ordinary shares to certain investors for total consideration of US$2.4 million.

Our founder and chairman, Dr. Chris Chang Yu, invested US$0.7 million in our company for 2,140 ordinary shares pursuant to a share purchase agreement dated April 8, 2019.

Investors invested an aggregate of US$3.8 million in our company for 4,548 ordinary shares pursuant to three share purchase agreements dated September 2019.

Option Grants

We have granted options to purchase our ordinary shares to certain of our directors, executive officers, employees and consultants. See “Management—2019 Share Incentive Plan” and “Management—Other Options.”

Shareholders Agreements

According to shareholders agreements dated June 30, 2017 and August 17, 2017, respectively, that we entered into with certain of our shareholders (the “Investors”), which provide for certain rights, including the right in respect of board composition, right of information and inspection, right of first refusal, co-sale right, anti-dilution protection and registration rights. These rights, except the registration rights, will automatically terminate upon the completion of a qualified initial public offering.

Registration Right

Upon the demand of any of the Investors, we and certain of our principal shareholders shall procure a company within our group that is conducting a public offering to grant (to the Investors’ satisfaction) the Investors: (i) rights to register their respective shares in the company with the United States Securities and Exchanges Commission, including, but not limited to, three times of demand registration, unlimited times of piggyback registration, and unlimited times of registration under Form F-3/S-3 (or any subsequent registration statements under the U.S Securities Act of 1933, as amended), or (ii) equivalent or similar registration rights in respect of any issuances of the company’s shares in any other jurisdiction where it commits to a public offering or listing of its shares in a recognized stock exchange.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in                ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at                .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. British Virgin Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement.

Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancelation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriter named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of, as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is [seven] days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the BVI law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to US$                per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancelation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any PRC Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancelation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90 day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancelation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, the BVI, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs. We have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement, including any claims under the U.S. federal securities laws and claims not in connection with this offering, to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of New York, we believe that the arbitration provision in the deposit agreement is enforceable under federal law and the laws of the State of New York. Although ADS holders, including holders that acquired ADSs in a secondary transaction, beneficial owners of ADSs and holders of interest in the ADSs, are subject to the arbitration provisions of the deposit agreement, the arbitration provisions do not preclude ADS holders from pursuing claims under the U.S. federal securities laws in federal courts. The arbitration provision of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, each party to the deposit agreement (including each holder, beneficial owner and holder of interest in the ADSs) waives the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claims under the U.S. federal securities laws and claims not in connection with this offering. If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and U.S. federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. ADS holders, including holders that acquired ADSs in a secondary transaction, are subject to these provisions of the deposit agreement to the extent permitted by applicable law. The waiver of the right to a jury trial contained in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancelation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the British Virgin Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                ADSs outstanding, representing approximately             % of our outstanding ordinary shares, assuming the underwriter does not exercise its over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on The NASDAQ Stock Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.

Furthermore, each of our executive officers and directors and our shareholders owning 1% or more of our ordinary shares outstanding immediately prior to this offering have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own                % our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sale of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

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1% of the then outstanding ordinary shares of the same class, represented by ADSs or otherwise, which immediately after this offering will be equal to                 ordinary shares, assuming the underwriter does not exercise its over-allotment option; or

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the average weekly trading volume of our ordinary shares of the same class, represented by ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material BVI, PRC and United States federal income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the BVI, the People’s Republic of China and the United States.

BVI Taxation

Our company and all dividends, interest, rents, royalties, compensation and other amounts paid by our company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our company.

All instruments relating to transfers of property to or by our company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our company and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the BVI. This assumes that our company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our company or its members.

People’s Republic of China Taxation

Under the PRC EIT Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that AnPac Bio meets all of the conditions above. AnPac Bio is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of the PRC are not PRC resident enterprises, either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that AnPac Bio is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of AnPac Bio would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that AnPac Bio is treated as a PRC resident enterprise.

Provided that our BVI holding company, AnPac Bio, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that acquire ordinary shares or ADSs in this offering and hold such ordinary shares or ADSs as capital assets, and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying ordinary shares that are represented by those ADSs. References to “Shares” below apply to both ordinary shares and ADSs, unless the context indicates otherwise.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares (including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the shares will be treated as qualified dividends if:

•

the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

We [have applied] to list the ADSs on The NASDAQ Stock Market, and the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business, and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our prior taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market and shareholder data and our current expectations regarding the value and nature of our assets, and the sources and nature of our income, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of the ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our shares would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional shares or rights to subscribe for shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition of the shares, a U.S. Holder who does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

•	75 percent or more of our gross income for the taxable year is passive income; or

•

the average percentage of the value of our assets that produce or are held for the production of passive income is, based on the average of four quarterly testing dates, at least 50 percent (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Based on our audited financial statements, the manner in which we conduct our business, relevant market and shareholder data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ending December 31, 2018, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our shares and such U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares) and gain that the U.S. Holder recognizes on the sale or other disposition of our shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its shares. Further, if we are a PFIC for any year during which a U.S. Holder holds our shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on IRS Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her shares at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes The NASDAQ Stock Market). It should also be noted that it is not currently intended that the ordinary shares will be listed on any stock exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those

ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-mark election.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult their own tax advisors regarding the possible application of these rules to their investment, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the shares that are paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

UNDERWRITING

In connection with this offering, we [and the selling shareholders] have entered into an underwriting agreement with WestPark Capital, Inc. as the underwriter in this offering. The underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of ordinary shares
WestPark Capital, Inc.
Total

The underwriter is offering the ADSs subject to its acceptance of the ADSs from us [and the selling shareholders]. The underwriting agreement provides that the underwriter is obligated to purchase all of the ADSs offered by this prospectus, other than those covered by the over-allotment option, if any ADSs are purchased. The underwriter is offering the ADSs when, as and if issued to and accepted by it, subject to a number of conditions set forth in the underwriting agreement.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

Commissions and Discounts

The underwriter has advised us that the underwriter propose to offer our ADSs to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than US$        per ADS. The underwriter and selected dealers may re-allow a concession to other dealers, including the underwriter, of not more than US$        per ADS. After completion of the initial public offering of the ADSs, the offering price, the concessions to selected dealers and the reallowance to its dealers may from time to time be changed by the underwriter.

We have agreed to sell the ADSs to the underwriter, (i) with respect to sales of ADSs to investors introduced by the underwriter in this offering, at the initial offering price of US$        per ADS, which represents the initial public offering price of the ADSs set forth on the cover page of this prospectus less a        % underwriting discount; and (ii) with respect to sales of ADSs to investors introduced by us in this offering, at the initial offering price of US$        per ADS, which represents the initial public offering price of the ADSs set forth on the cover page of this prospectus less a        % underwriting discount.

The following table shows the per share price and total underwriting discounts and commissions to be paid to the underwriter. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase                 additional ADSs.

	Per ADS	Total Without Exercise of Over- allotment option	Total With Exercise of Over- allotment option
Discounts & commissions	$	$	$
Non-accountable expense allowance	$	$	$
Net proceeds to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at US$                and are payable by us. We have also agreed to reimburse the underwriter for certain of their expenses, in an amount of up to US$                , as set forth in the underwriting agreement.

Underwriter’s Warrants

Upon the closing of this offering, we have agreed to sell to the underwriter warrants to purchase up to                % of the number of ordinary shares underlying the ADSs sold to investors introduced by the underwriter in this offering, exclusive of the over-allotment option. The warrants will be exercisable at a per share and warrant exercise price equal to                % of the public offering price per ADS sold pursuant to this offering, subject to standard anti-dilution adjustments for share splits and similar transactions. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with Financial Industry Regulatory Authority, or FINRA, Rule 5110(f)(2)(G)(i). The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). Except as permitted by Rule 5110(g)(1), the underwriter (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will any, of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales under this prospectus. Although the warrants and the underlying ordinary shares have been registered in the registration statement of which this prospectus forms a part, we have also agreed on only one occasion to register all of such underlying ordinary shares at such time as we become eligible to file a resale registration statement on Form F-3. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the warrants, and shall expire on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders.

Over-allotment Option

We have granted a 30-day option to the underwriter, exercisable one or more times in whole or in part, to purchase up to an additional                 ADSs on the same terms as the other shares being purchased by the underwriter from us, underwriting discounts and commissions to cover over-allotments, if any. The underwriter may exercise this option only to cover over-allotments made in connection with this offering. If the underwriter exercise this option in whole or in part, then the underwriter will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional offered securities in proportion to each of their commitments set forth in the prior table.

Lock-up Agreements

We have agreed with the underwriter that we will not, without the prior consent of WestPark Capital, Inc., as underwriter, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any ordinary shares or securities convertible into, exchangeable or exercisable for any ordinary shares (excluding the exercise of certain warrants and/or options currently outstanding and exercisable) for a period of 180 days after the date of this prospectus.

In addition, each of our executive officers and directors and certain of our shareholders owning 1% or more of our ordinary shares outstanding immediately prior to this offering have agreed with the underwriter not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any ordinary shares or securities convertible into, exchangeable or exercisable for any ordinary shares, without the prior written consent of WestPark Capital, Inc., as the underwriter, for a period of 180 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the underwriter may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriter may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional ADSs described above. The underwriter may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriter in the open market prior to the completion of the offering.

The underwriter may also impose a penalty bid. This occurs when a particular member of a syndicate repays to the underwriter a portion of the underwriting discount received by it because the underwriter has repurchased shares sold by or for the account of such member in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriter may conduct these transactions on The NASDAQ Stock Market, in the over-the-counter market or otherwise.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriter does not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Participation in Future Offerings

Until twelve months from the closing of the offering, the underwriter shall have the right to act, on an nonexclusive basis, as investment banker, book-runner and/or placement agent or non-exclusive advisor for any offering of securities (excluding bank financing), merger or acquisition transaction.

Determination of Offering Price

The public offering price of the ADSs offered by this prospectus has been determined by negotiation between us and the underwriter. Among the factors considered in determining the public offering price of the ordinary shares were:

•	Our history and our prospects;

•	Our financial information and historical performance;

•	The industry in which we operate;

•	The status and development prospects for our products and services;

•	The experience and skills of our executive officers; and

•	The general condition of the securities markets at the time of this offering.

An active trading market for the shares may not develop. It is also possible that after this offering, our ordinary shares will not trade in the public market at or above the initial public offering price The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the ordinary shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the ordinary shares can be resold at or above the public offering price.

Listing

We [have applied] to list the ADSs on The NASDAQ Stock Market under the symbol “ANPC.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriter and its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Nasdaq Capital Markets Advisory LLC (“NCMA”) has provided financial advisory services to us in connection with this offering. We have agreed to pay NCMA a transaction fee for their financial advisory services that is 0.5% of the gross proceeds of this offering. We have also agreed to pay NCMA a set-up fee of US$10,000, which is deductible from the transaction fee payable by us. NCMA is not acting as an underwriter and will not sell or offer to sell any securities.

Selling Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares offered by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ordinary shares offered by this prospectus may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(c) of the Prospectus Directive who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, (ii) high net worth entities, and/or (iii) other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our ordinary shares be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the stock exchange application and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Stock Exchange Application and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriter is being represented by Sheppard Mullin Richter & Hampton LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to BVI law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm. Cleary Gottlieb Steen & Hamilton LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by BVI law and Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of AnPac Bio-Medical Science Co., Ltd. as of and for the years ended December 31, 2017 and 2018, appearing in this prospectus and registration statement, have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and have been included in reliance on their report given on their authority as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 50th Floor, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai 200120, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. We maintain our website at www.anpacbio.com.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AnPac Bio-Medical Science Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AnPac Bio-Medical Science Co., Ltd. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

September 20, 2019

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		11,412	12,887	1,874
Advances to suppliers		1,161	2,807	408
Accounts receivable, net of allowance for doubtful accounts of RMB18 and RMB198 (US$29) as of December 31, 2017 and 2018, respectively		1,988	2,749	400
Amounts due from related parties	14	282	269	39
Inventories		240	62	9
Other current assets		2,866	2,078	303

Total current assets		17,949	20,852	3,033

Property and equipment, net	4	18,681	18,141	2,638
Land use rights, net	5	12,511	1,222	178
Intangible assets, net	6	5,506	5,406	786
Goodwill		2,223	2,223	323
Long-term investments	7	2,047	3,456	503
Other assets		1,231	1,462	213

TOTAL ASSETS		60,148	52,762	7,674

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term debt	8	12,500	25,961	3,776
Accounts payable		2,461	1,618	235
Advance from customers		1,985	4,313	627
Amounts due to related parties	13	3,077	28,687	4,172
Accrued expenses and other current liabilities	9	15,326	10,859	1,580

Total current liabilities		35,349	71,438	10,390

Deferred tax liabilities	12	1,310	1,222	178
Other long-term liabilities		13,992	2,495	363

TOTAL LIABILITIES		50,651	75,155	10,931

Commitments and contingencies	16

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$

Shareholders’ equity (deficit):
Ordinary shares (US$1 par value per share; 100,000 shares authorized as of December 31, 2017 and 2018; 85,240 and 85,969 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		564	569	83
Additional paid-in capital		143,057	152,367	22,161
Accumulated deficits		(132,290)	(174,353)	(25,359)
Accumulated other comprehensive loss	10	(1,773)	(976)	(142)

Total AnPac Bio-Medical Science Co., Ltd. shareholders’ equity (deficit)		9,558	(22,393)	(3,257)
Noncontrolling interests		(61)	—	—

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		9,497	(22,393)	(3,257)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		60,148	52,762	7,674

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year Ended December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
Revenues:
Cancer screening and detection tests (including RMB590 and RMB639 (US$93) from related parties for years ended December 31, 2017 and 2018, respectively)		5,203	9,557	1,390
Physical checkup packages		483	693	101

Total revenues		5,686	10,250	1,491
Cost of revenues		(3,954)	(5,672)	(825)

Gross profit		1,732	4,578	666

Operating expenses:
Selling and marketing expenses (including nil and RMB700 (US$102) from related parties for years ended December 31, 2017 and 2018, respectively)		(6,490)	(9,827)	(1,429)
Research and development expenses		(11,405)	(10,106)	(1,470)
General and administrative expenses		(24,938)	(28,847)	(4,196)
Other operating income		178	593	86

Loss from operations		(40,923)	(43,609)	(6,343)

Non-operating income and expenses:
Interest expense, net (including nil and RMB824 (US$120) from related parties for years ended December 31, 2017 and 2018, respectively)		(338)	(925)	(135)
Foreign exchange gain (loss), net		644	(2,776)	(403)
Share of net loss in equity method investments		(3)	(441)	(64)
Other income, net		1,309	5,256	764

Net loss before income taxes		(39,311)	(42,495)	(6,181)
Income tax (expense) benefit	12	(9)	199	29

Net loss		(39,320)	(42,296)	(6,152)

Net loss attributable to noncontrolling interests		(244)	(233)	(34)

Net loss attributable to ordinary shareholders		(39,076)	(42,063)	(6,118)

Loss per share:
Ordinary shares—basic and diluted	17	(492)	(493)	(72)
Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares—basic and diluted	17	79,373	85,241	85,241

Other comprehensive (loss) income, net of tax:
Foreign currency translation differences		(4,675)	797	116

Total comprehensive loss		(43,995)	(41,499)	(6,036)
Total comprehensive loss attributable to noncontrolling interests		(244)	(233)	(34)

Total comprehensive loss attributable to ordinary shareholders		(43,751)	(41,266)	(6,002)

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Attributable to AnPac Bio- Medical Science Co., Ltd. Shareholders						Noncontrolling Interests	Total Equity (Deficit)
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficits	Accumulated Other Comprehensive Income (Loss) Note 10	Total AnPac Bio-Medical Science Co., Ltd. Shareholders’ Equity
	Shares	Amount
Balance at January 1, 2017	76,891	508	92,197	(93,214)	2,902	2,393	183	2,576

Net loss	—	—	—	(39,076)	—	(39,076)	(244)	(39,320)
Issuance of ordinary shares	8,349	56	40,102	—	—	40,158	—	40,158
Foreign currency translation differences	—	—	—	—	(4,675)	(4,675)	—	(4,675)
Share-based compensation (Note 11)	—	—	10,758	—	—	10,758	—	10,758

Balance at December 31, 2017	85,240	564	143,057	(132,290)	(1,773)	9,558	(61)	9,497

Net loss	—	—	—	(42,063)	—	(42,063)	(233)	(42,296)
Issuance of ordinary shares	937	6	2,555	—	—	2,561	—	2,561
Foreign currency translation differences	—	—	—	—	797	797	—	797
Acquisition of non-controlling interests	—	—	(454)	—	—	(454)	294	(160)
Repurchase and cancellation of shares	(208)	(1)	(727)	—	—	(728)	—	(728)
Share-based compensation (Note 11)	—	—	7,936	—	—	7,936	—	7,936

Balance at December 31, 2018	85,969	569	152,367	(174,353)	(976)	(22,393)	—	(22,393)

Balance at December 31, 2018 (US$)		83	22,161	(25,359)	(142)	(3,257)	—	(3,257)

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Operating activities:
Net loss	(39,320)	(42,296)	(6,152)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,286	3,144	457
Share of net loss in equity method investments	3	441	64
Bad debt expense	202	452	66
Gain on disposal of land use rights	—	(4,955)	(721)
Foreign exchange (gain) loss, net	(1,759)	2,473	361
Share-based compensation	10,758	7,936	1,154
Fair value loss on convertible loans	—	784	114
Inventory provision	29	—	—
Changes in operating assets and liabilities:
Advances to suppliers	(941)	(1,646)	(239)
Accounts receivable	(1,250)	(1,095)	(159)
Inventories	421	178	26
Amounts due from related parties	(282)	13	2
Other current assets	914	670	97
Other assets	486	(231)	(34)
Accounts payable	740	(843)	(123)
Amounts due to related parties	(1,032)	960	140
Advance from customers	1,149	2,328	339
Accrued expenses and other current liabilities	5,450	1,412	205
Other long-term liabilities	519	(784)	(114)
Deferred tax liabilities	(14)	(88)	(13)

Net cash used in operating activities	(21,641)	(31,147)	(4,530)

Investing activities:
Purchases of property and equipment	(2,604)	(2,417)	(352)
Purchases of intangible assets	(17)	(430)	(63)
Proceeds from disposal of land use rights	—	5,257	765
Cash paid for business combination, net of cash acquired	(3,346)	(3,540)	(515)
Proceeds from short-term investments	5,000	12,000	1,745
Purchases of short-term investments	(5,000)	(12,000)	(1,745)
Purchases of long-term investments	(2,050)	(1,550)	(225)

Net cash used in investing activities	(8,017)	(2,680)	(390)

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Financing activities:
Proceeds from short-term borrowings	4,500	26,645	3,875
Repayment of short-term borrowings	(6,500)	(14,700)	(2,138)
Loan to a related party	800	—	—
Repayment of related party loan	—	(350)	(51)
Advance from investors	849	25,000	3,636
Repurchase of shares	—	(728)	(106)
Proceeds from issuance of ordinary shares	40,158	404	59

Net cash generated from financing activities	39,807	36,271	5,275

Effect of exchange rate changes on cash and cash equivalents	(2,893)	(969)	(141)

Net increase in cash and cash equivalents	7,256	1,475	214
Cash and cash equivalents at beginning of year	4,156	11,412	1,660

Cash and cash equivalents at end of year	11,412	12,887	1,874

Supplemental disclosure of cash flow information:
Interest paid	1,233	891	130

Supplemental disclosure of non-cash investing and financing activities:
Purchase of ordinary shares when registered included in advance from investors	—	2,157	314
Purchase of property and equipment included in accrued expenses and other current liabilities	669	28	4

The accompanying notes are an integral part of these consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

AnPac Bio-Medical Science Co., Ltd. (the “Company”) was incorporated in the British Virgin Islands (the “BVI”) in January 2010. The Company and its subsidiaries (collectively, the “Group”) are engaged in marketing and selling a multi-cancer screening and detection test that uses innovative, patented cancer differentiation analysis (the “CDA”) technology and proprietary cancer-detection device in the People’s Republic of China (the “PRC” or “China”). Dr. Chris Chang Yu is the Founder of the Group (the “Founder”). As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.	100%	March 2010	PRC	Cancer screening and detection tests
Changwei System Technology (Shanghai) Co., Ltd.	100%	March 2011	PRC	Research and development
AnPac Bio-Medical Technology (Lishui) Co., Ltd.	100%**	October 2012	PRC	Cancer screening and detection tests and device manufacturing
Shanghai Xinshenpai Technology Co., Ltd.	100%	October 2013	PRC	Cancer screening and detection tests
AnPac Bio-Medical Technology (Shanghai) Co., Ltd.	100%*	April 2014	PRC	Cancer screening and detection tests
AnPac Technology USA Co., Ltd. (“AnPac US”)	100%	September 2015	USA	Conduct clinical trials for research on cancer screening and detection tests
Lishui AnPac Medical Laboratory Co., Ltd.	100%	August 2016	PRC	Cancer screening and detection tests

Shiji (Hainan) Medical Technology Ltd.	100%	November 2017	PRC	Cancer screening and detection tests

Penghui Health Management Co., Ltd.	100%	May 2018	PRC	Cancer screening and detection tests

*	The percentage of ownership was increased from 84% to 100% as of June 12, 2018.
**	The percentage of ownership was increased from 98% to 100% as of July 6, 2018.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

(b)	Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Areas where management uses subjective judgement include, but are not limited to allowance for doubtful accounts, share-based compensation, deferred tax assets and valuation allowance, purchase price allocation, valuation of convertible loans, useful lives of intangible assets and property and equipment, and impairment of long-lived assets, goodwill and long-term investments. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

(d)	Foreign currency

The functional currency of the Company and AnPac US is the United States dollar and its reporting currency is Renminbi. The functional currency of the Company’s PRC subsidiaries is the RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

The financial statements of the Company and AnPac US are translated from the functional currency to the reporting currency, RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity (deficit).

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8755 on December 31, 2018, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use, and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(g)	Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

The Group accounts for short-term debt instruments in accordance with ASC 320, Investments—Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

The Group’s short-term held-to-maturity investments consisted of wealth management products as the Group has the positive intent and ability to hold those securities to maturity. For the years ended December 31, 2017 and 2018, the Group recorded interest income from its short-term investments of RMB93 and RMB158 (US$23) in the consolidated statements of comprehensive loss, respectively.

(h)	Accounts receivable, net of allowance for doubtful accounts

Accounts receivable are recorded at their invoiced amounts, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded when the collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence, including aging of the receivable, the customer’s payment history, its current creditworthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts.

Movement in the allowances for doubtful debts were as follows:

	Years ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Balance at beginning of year	76	18	3
Additional provision	275	334	48
Write-offs	(333)	(154)	(22)

Balance at end of year	18	198	29

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(i)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the first in first out method. The Group records inventory reserves for obsolete and slow-moving inventory.

(j)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Leasehold improvements	Over the shorter of the lease term or estimated useful lives
Buildings	20 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

(k)	Long-term investments

The Group’s investments include equity method investments and cost method investments.

The Group uses the equity method in accordance with ASC 323-10, Investments—Equity Method and Joint Ventures: Overall, to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

The Group accounts for investments in which the Group owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as a

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(k)	Long-term investments (continued)

cost-method investment in accordance with ASC 325-20, Investments—Other: Cost Method Investments. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

No impairment loss was recognized in any of the periods presented.

(l)	Land use right, net

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent lease prepayments to the PRC government and are carried at cost less accumulated amortization. Land use rights are amortized on a straight-line basis over the terms of the land use right of 50 years.

(m)	Business combinations

The Group accounts for all business combinations under the purchase method in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

(n)	Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Intangible assets have estimated useful lives from the date of purchase as follows:

Category	Estimated useful life
Software	3 years
Medical license	15 years

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(o)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2017 and 2018 was related to its business acquisition in November 2017. Goodwill acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit, which is also its only reportable segment.

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Goodwill. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2017 and 2018, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore no goodwill impairment was recognized as of December 31, 2017 and 2018.

(p)	Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(p)	Impairment of long-lived assets other than goodwill (continued)

lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

(q)	Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, accounts receivables, accounts payable, other receivables, other payables and short-term debt. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The Company elected the fair value option to account for its convertible loans. The fair value of the convertible loans as of December 31, 2018 was RMB17,961 (US$2,612), calculated using the scenario analysis method based on probability of remaining as straight debt using discounted cash flow and equity based on the premium conversion ratio of 25%, respectively. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity, and reflect the Group’s own assumptions in measuring fair value. Significant inputs used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 8 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition

Effective January 1, 2017, the Group early adopted ASC 606, Revenue from Contracts with Customers and subsequent amendments to the initial guidance or implementation guidance issued between August 2015 and December 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”). The transition adjustment using modified retrospective method recorded in 2017 beginning retained earnings was immaterial.

The Group derives its revenues principally from customers through the Group’s cancer screening and detection test and physical checkup package services. Revenue is recognized when the Group satisfies the performance obligations in an amount of consideration to which the Group expects to be entitled to in exchange for those services. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the services provided to customers and is the principal (i.e. “gross”), or the Group arranges for other parties to provide the service to the customers and is an agent (i.e. “net”). The Group presents value-added taxes as a reduction from revenues.

Revenue from cancer screening and detection tests

Revenue from cancer screening and detection test are primarily generated through the sales of the Group’s cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers i.e. corporations and life insurance companies. A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. The Group’s contracts have a single performance obligation which is satisfied upon rendering of the cancer screening and detection tests and delivery of the cancer screening and detection test result to the customer. The Group acts as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer.

Revenue from physical checkup packages

The Group facilitates corporations and life insurance companies to procure physical checkup package services for their employees and policy holders, respectively, from third-party physical checkup package service providers. The Group enters into contracts with corporations and life insurance companies and physical checkup service providers. The Group considers both the corporations and life insurance companies and the third-party physical checkup package service providers as its customers in this type of transaction. The Group’s performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup package service providers to complete the purchase of physical checkup package services, which is not controlled by the Group prior to being transferred to the corporations and life insurance companies. Therefore, the Group fulfills its performance obligation at a point in time when the employees and policy holders of corporations and life insurance companies, respectively, complete the physical checkups and the Group records the net amount that it retains from such completed transaction as revenue.

The Group also enters into arrangements to deliver both cancer screening and detection tests and physical checkup package services. The Group is the principal for the cancer screening and detection tests and the agent for physical checkup package services. Revenues for cancer screening and detection tests and physical checkup are both recognized at a point in time when the performance obligation is satisfied upon delivery of the cancer

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition (continued)

screening and detection test results to the end customers and completion of physical checkup, respectively. As the Group acts as both the principal and agent in the arrangement, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis.

All revenues are generated in the PRC.

Contract balances

The payment terms and conditions within the Group’s contracts vary by the type of services and the customers.

Contract assets relate to the Group’s conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. The Group does not have contract assets for the years presented.

In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

Contract liabilities represent considerations received from corporations and life insurance companies in advance of satisfying the Group’s performance obligations under the contract, which are presented in “advance from customers” in the consolidated balance sheets. Revenue recognized that was included in contract liabilities at the beginning of the period was RMB717 and RMB503 (US$73) for the years ended December 31, 2017 and 2018, respectively.

The following table reflects the changes in contract liabilities as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Contract liabilities	1,985	4,313	627

Contract liabilities increased by RMB2,328 (US$339), due to the increase in consideration received by corporations and life insurance companies in the normal course of business.

Practical expedients

The Group has applied the following practical expedients:

(i) The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

(ii) The Group recognizes incremental costs to obtain a contract as expenses when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(s)	Costs of revenues

Costs of revenues consists of staff costs, outsourced testing costs, blood sample taking costs, medical consumable costs, share-based compensation and depreciation of CDA equipment.

(t)	Research and development expenses

Research and development expenses primarily are comprised of costs incurred in performing research and development activities, including related personnel and consultant’s salaries, benefits, share-based compensation and related costs, raw materials and supplies for internally-developed product candidates and external costs of outside vendors engaged to conduct clinical development activities and trials. The Group expenses research and development expenses as they are incurred.

(u)	Government grants

Government grants include financial incentives in the form of cash subsidies that involve no conditions or continuing performance obligations of the Group. Government grants are recognized as other non-operating income upon receipt. For government grants related to assets in the form of land use rights, the government grants are recorded as deferred income when received. The deferred income is then recognized in other income, net in the consolidated statement of comprehensive loss on a systematic basis over the useful life of the related asset.

(v)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an occurrence of an obligation at the inception of the lease. The Group has no capital leases for the years presented.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space, storage unit, research laboratory, employee accommodation and manufacturing space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on straight-line basis over the term of the lease.

(w)	Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(w)	Employee benefit expenses (continued)

incurred for the plan were RMB2,704 and RMB3,250 (US$473) for the year ended December 31, 2017 and 2018, respectively.

(x)	Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) by aligning it with the accounting for share-based payments to employees, with certain exceptions. The measurement of equity-classified nonemployee awards will be fixed at the grant date. The Group elected to early adopt ASU 2018-07 on January 1, 2017 and the transition adjustment recorded in 2017 beginning retained earnings was immaterial.

In accordance with ASC 718, the Group recognizes share-based compensation cost for equity awards to employees and non-employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized if it is probable that the performance condition will be achieved and shall not be recognized if it is not probable that the performance condition will be achieved.

The Group has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Group uses the accelerated method for all awards granted with graded vesting based on performance conditions. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees.

(y)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(z)	Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation differences, and is presented in the consolidated statements of comprehensive loss.

(aa)	Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and all the Group revenues are derived from within the PRC, no geographical segments are presented.

(ab)	Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Group’s consolidated statements of comprehensive loss.

(ac)	Concentration of risks

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2017 and 2018, the aggregate amounts of cash and cash equivalents of RMB8,913 and RMB7,016 (US$1,020), respectively, were held at major financial institutions located in the PRC and RMB2,497 and RMB5,871 (US$854), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ac)	Concentration of risks (continued)

Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in RMB, derived from sales of the Group’s cancer screening and detection test and physical checkup package services, are exposed to credit risk. As of December 31, 2017 and 2018, the Group had three customers and one customer, respectively, each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk is mitigated by credit evaluations the Group performs on its customers.

Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; intellectual property considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC.

For the year ended December 31, 2017 and 2018, the Group had one customer and one customer, respectively, that accounted for more than 10% of the total revenues.

For the year ended December 31, 2017 and 2018, the Group had two suppliers and two suppliers, respectively, that accounted for more than 10% of cost of revenues.

Currency convertibility risk

A significant portion of the Group’s expenses, assets and liabilities are denominated in RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with relevant documents.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ac)	Concentration of risks (continued)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 6.3% and appreciation of approximately 5.7%, in the years ended December 31, 2017 and 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The functional currency and the reporting currency of the Company and AnPac US are the US$ and the RMB, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents and CL are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the US$ in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

Liquidity Risks

As of December 31, 2018, the Group had RMB12,887 (US$1,874) of cash and cash equivalents and a working capital deficit of RMB50,586 (US$7,357). For the year ended December 31, 2018, the Group incurred RMB31,147 (US$4,530) of negative cash flows from operations and RMB2,847 (US$415) of capital expenditures. The Group believes that its current liquidity resources, future operating cash flows generated and subsequent committed financing will be adequate to meet its obligations as they come due for a period of at least one year from September 20, 2019, the date at which the consolidated financial statements were available to be issued. In the event of any unexpected adverse change in its business, the Group has the ability and intent to obtain additional equity or debt financing and received a financial support guarantee from Dr. Chris Chang Yu’s personal assets.

(ad)	Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ad)	Recent accounting pronouncements (continued)

measure the investment at fair value. ASU 2016-01 is effective for the Group beginning January 1, 2019 with interim periods within annual periods beginning January 1, 2020. The Group will adopt ASU 2016-01 on January 1, 2019, and it is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Group will adopt ASU 2016-02 on January 1, 2020 using the modified retrospective method and will not restate comparable periods. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and operating lease liabilities on the consolidated balance sheets upon adoption, which will increase total assets and liabilities.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”). The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The Group will adopt ASU 2016-13 on January 1, 2021, and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In January 2017, the FASB issued ASU No. 2017-01 (“ASU 2017-01”), Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. ASU 2017-01 is effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group does not expect that this standard will have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-2, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows companies the option to reclassify to retained earnings the tax effects related to items in accumulated other comprehensive income (loss) as a result of the Tax Cuts and Jobs Act that was enacted in the United States on December 22, 2017. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018, and early adoption is permitted. This guidance should be applied either in the period of adoption or retrospectively to each period in which the effects of the change in the U.S. federal income tax rate in the Tax Cuts and Jobs Act is recognized. The Group does not expect this guidance to have a material impact on the Group’s consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(ad)	Recent accounting pronouncements (continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.	BUSINESS COMBINATION

In November 2017, the Group acquired 100% of the equity interests in Shiji (Hainan) Medical Technology Co., Ltd. from third parties. The acquisition was made as part of the Group’s strategy to enhance the Group’s ability in medical detection.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	Allocation of purchase cost (RMB)	US$
Cash and cash equivalents	1,454	211
Other receivables	212	31
Inventory	210	31
Other current assets	114	16
Property and equipment	1,043	152
Intangible assets	5,300	771
Goodwill	2,223	323
Accounts payable	(181)	(26)
Accrued expenses and other current liabilities	(710)	(103)
Deferred tax liabilities	(1,325)	(193)

Total	8,340	1,213

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that do not qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes. In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. All the acquired business has been migrated to the Group’s business. The Group concluded that it has only one reporting unit. Accordingly, goodwill is allocated to one single reporting unit.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	BUSINESS COMBINATION (CONTINUED)

An analysis of the cash flows in respect of the acquisition is as follows:

	RMB	US$
Cash consideration	8,340	1,213
Cash and bank balances acquired	1,454	211

Net outflow of cash and cash equivalents included in cash flows from investing activities	6,886	1,002

The actual results of operations after the acquisition date and pro forma result of operations for the acquisition have not been presented because the effect was not significant to the Group’s consolidated results of operations.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Buildings	15,771	15,771	2,293
Leasehold improvements	18	52	8
Furniture, fixtures and equipment	7,513	8,466	1,231
Motor vehicles	270	526	77

Total	23,572	24,815	3,609
Less:
Accumulated depreciation	(5,323)	(7,093)	(1,032)

	18,249	17,722	2,577
Construction in progress	432	419	61

Property and equipment, net	18,681	18,141	2,638

Depreciation expense was RMB1,787 and RMB2,357 (US$343 ) for the years ended December 31, 2017 and 2018, respectively.

No impairment charges were recognized on the property and equipment for the years ended December 31, 2017 and 2018.

5.	LAND USE RIGHTS

The land use rights as of December 31, 2018 and 2017 are summarized as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Land use rights, cost	13,901	1,388	202

Less:
Accumulated amortization	(1,390)	(166)	(24)

Land use rights, net	12,511	1,222	178

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.	LAND USE RIGHTS (CONTINUED)

Amortization expense of the land use rights for the years ended December 31, 2017 and 2018 was RMB278 and RMB257 (US$37), respectively.

As of December 31, 2018, expected amortization expense for the land use rights is approximately RMB 28 in 2019, RMB28 in 2020, RMB28 in 2021, RMB28 in 2022, RMB28 in 2023 and RMB1,082 in 2024 and thereafter.

The Group obtained a government grant in 2012 and 2013 from the Lishui government to purchase a land use right in Lishui, Zhejiang province, PRC for a consideration of RMB13,901. The Group utilized a portion of the land use right to construct its research and development facility. In 2018, as a significant portion of the land use right remained unutilized, the Lishui government agreed to repurchase the unutilized land use right back from the Group for RMB5,257 (US$765), which was recognized in Other income, net for the year ended December 31, 2018 as there was no further condition attached to the amount.

6.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Purchased software	504	934	136
Medical license	5,300	5,300	771

Total	5,804	6,234	907
Less: Accumulated amortization	(298)	(828)	(121)

Total	5,506	5,406	786

Amortization expense of intangible assets for the years ended December 31, 2017 and 2018 amounted to RMB221 and RMB530 (US$77), respectively.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB
2019	599
2020	500
2021	479
2022	353
2023	353
Thereafter	3,122

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.	LONG-TERM INVESTMENTS

As at December 31, 2017 and 2018, long-term investments consisted of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Equity method investments
Anpac Beijing Health Management Co., Ltd (“Anpac Beijing”)	1,047	607	89
Shanghai Moxu Bio-medical Science Co., Ltd.(“Moxu”)	—	99	14
Cost method investments
Jiangsu Anpac Health Management Co., Ltd. (“Jiangsu Anpac”)	1,000	2,750	400

Total	2,047	3,456	503

Equity method investments

On October 19, 2017, the Group and other third parties established Anpac Beijing, of which the Group owned 35% of the investment.

On June 8, 2018, the Group and other third parties established Moxu, of which the Group owned 20% of the investment.

Cost method investments

In January 2016, the Group and other third parties established Jiangsu Anpac, of which the Group owned 10% of the investment. In November 2017, the Group further acquired a 5% equity interest. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over Jiangsu Anpac.

8.	SHORT-TERM DEBT

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Short-term borrowings (i)	12,500	8,000	1,164
Convertible loans (ii)	—	17,961	2,612

Total	12,500	25,961	3,776

(i) These short-term borrowings bear a fixed interest rate of 11%, except for one borrowing of RMB3,500 (US$509) from the local government which was interest free and repaid in June 2018.

(ii) During April to August of 2018, the Group issued convertible loans (“CL”) with an aggregate principal amount of US$2,500 to Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”). The CL is originally due in one year and bears interest of 9% per annum if the conversion feature is not triggered. The CL is ultimately guaranteed by Dr. Chris Chang Yu’s personal assets.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.	SHORT-TERM DEBT (CONTINUED)

Conversion feature

During the term of the CL, if the Group completes a financing round that raises in aggregate, an amount greater than US$5,000 (or an amount otherwise mutually agreed between the Group and Zhijun), Zhijun may convert the principal amount of the CL into the Group’s ordinary shares at a premium of 25% of the loan principal.

Modification of CL

On April 26, 2019, the Group and Zhijun agreed to extend the term of the CL to October 31, 2019. No other terms of the CL were modified. In accordance with ASC 470-50, Debt, as the present value of cash flows under the term of the new debt instrument did not differ by more than 10% from the present value of the remaining cash flows under the term of the original debt instrument, the modification was accounted for prospectively as yield adjustments based on the revised terms.

The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Group recognized an unrealized loss of RMB784 (US$114) in other income, net for the year ended December 31, 2018.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Salary and welfare payable	6,858	7,735	1,125
Payable for business combination and long-term investment	3,540	300	44
Advances from investors	2,157	—	—
Payable for acquisition of non-controlling interests	85	245	36
Accrued rental	549	801	117
Accrued expenses	725	691	101
Value added tax and other taxes payable	285	523	76
Payable for property and equipment	669	28	4
Accrued utilities	79	5	1
Other payables	379	531	76

Total.	15,326	10,859	1,580

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) includes the foreign currency translation differences. A rollforward of the amounts included in accumulated other comprehensive loss for the years ended December 31, 2017 and 2018 was as follows:

Foreign currency translation adjustments
RMB
Balance as of January 1, 2017	2,902
Foreign currency translation differences	(4,675)

Balance as of December 31, 2017	(1,773)
Foreign currency translation differences	797

Balance as of December 31, 2018	(976)

US$
Balance as of December 31, 2018	(142)

There have been no reclassifications out of accumulated other comprehensive income to net income for the periods presented.

11.	SHARE BASED COMPENSATION

On February 1, 2010, the shareholders and Board of Directors (the “Board”) of the Company approved a resolution which authorized the chairman of the Board to grant share options to its eligible employees, directors, officers and consultants of the Group of a number of shares not exceeding 11,900 before July 1, 2017. On October 19, 2015, the shareholders and the Board approved a resolution to increase the authorized number to grant in the future up to 18,666. On July 1, 2017, in order to provide additional incentives to attract and retain key employees, directors, officers and consultants of outstanding ability and to motivate them to exert their best efforts, the shareholders and the Board further approved a resolution to grant in the future up to 8,600. The terms of the option awards shall not exceed ten years from the date of grant.

The options granted are vested either (i) immediately upon grant date; or (ii) over various vesting schedule which no more than four years.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	SHARE BASED COMPENSATION (CONTINUED)

Employees

The options granted to employees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards and contain only service vesting conditions. The following table summarized the Group’s employee share option activities:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$ per option	US$ per option	Years	US$
Share options outstanding at January 1, 2017	4,042	0.01	363.10	7.63	3,330
Granted	1,067	0.03	941.99
Forfeited	(38)	0.00	303.85
Exercised	(800)	0.02	444.71

Share options outstanding at January 1, 2018	4,271	0.01	492.96	7.21	4,041
Granted	2,060	0.05	952.59
Forfeited	(16)	0.10	444.71

Share options outstanding at December 31, 2018	6,315	0.02	643.02	7.22	6,068

Vested and expected to vest at December 31, 2018	6,315	0.02	643.02	7.22	6,068

Exercisable as of December 31, 2018	3,885	0.01	501.89	6.28	3,733

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The total fair value of the equity awards vested during the years ended December 31, 2017 and 2018 were RMB8,076 and RMB 2,312 (US$336), respectively. As of December 31, 2018, there was RMB13,499 (US$1,963) of total unrecognized employee share-based compensation expense related to unvested options, may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost may be recognized over a weighted-average period of 2.64 years.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	SHARE BASED COMPENSATION (CONTINUED)

Nonemployees

The options granted to nonemployees are accounted for as equity awards with service and/or performance vesting conditions. The following table summarized the Group’s nonemployee share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$ per option	US$ per option	Years	US$
Share options outstanding at January 1, 2017	3,565	0.00	610.76	8.80	2,937
Granted	259	0.04	938.27
Forfeited	(720)	0.00	823.91
Exercised	(910)	0.00	823.91

Share options outstanding at January 1, 2018	2,194	0.00	491.07	7.22	2,076
Granted	537	0.05	955.44
Forfeited	(1,600)	0.00	444.71
Exercised	(194)	0.00	650.11

Share options outstanding at December 31, 2018	937	0.04	803.43	8.11	900

Vested and expected to vest at December 31, 2018	887	0.04	794.56	8.02	852

Exercisable as of December 31, 2018	657	0.03	744.25	7.77	631

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The total fair value of the equity awards vested during the years ended December 31, 2017 and 2018 were RMB3,100 and RMB3,004 (US$437), respectively. As of December 31, 2018, there was RMB921 (US$134) of total unrecognized nonemployee share-based compensation expenses, related to unvested share based awards. Total unrecognized compensation cost may be recognized over a weighted-average period of 3.71 years.

Fair value of options

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and nonemployee were as follows:

	2017	2018
Risk-free interest rate	2.20%-2.46%	2.46%-3.11%
Expected volatility range	58.59%-65.18%	62.14%-63.61%
Exercise multiple	2.5	2.5
Fair market value per ordinary share as at grant dates	938.30-946.18	946.18-960.98

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	SHARE BASED COMPENSATION (CONTINUED)

The estimated fair value of the Company’s ordinary shares at their respective grant dates was determined with the assistance of an independent third-party valuation firm. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of ordinary shares of several comparable companies in the same industry. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Cost of revenues	—	317	46
Selling and marketing expenses	2,444	2,871	418
Research and development expenses	4,044	1,958	285
General and administrative expenses	4,270	2,790	405

Total share-based compensation expenses	10,758	7,936	1,154

12.	INCOME TAXES

BVI

The Company is incorporated in the BVI and conducts its primary business operations through the subsidiaries in the PRC and the USA. Under the current laws of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

PRC

The Company’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. AnPac Bio-Medical Technology (Shanghai) Co., Ltd., Shanghai Xinshenpai Technology Co., Ltd. and Penghui Health Management Co., Ltd. enjoy a preferential income tax rate of 20%, as they qualify as small and micro-sized enterprises.

Dividends, interests, rent and royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

United States

AnPac US is subject to U.S. federal corporate income tax at a rate of 21% for the year ended December 31, 2018, and 35% for the year ended December 31, 2017. AnPac US is also subject to state income tax in California for the years ended December 31, 2017 and 2018.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	INCOME TAXES (CONTINUED)

The Group’s loss before income taxes consisted of:

	Years ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Non-PRC	(16,073)	(18,944)	(2,755)
PRC	(23,238)	(23,551)	(3,426)

Total	(39,311)	(42,495)	(6,181)

The current and deferred components of income tax (expense) benefit appearing in the consolidated statements of comprehensive loss are as follows:

	Years ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Current tax	(23)	111	16
Deferred tax	14	88	13

Total	(9)	199	29

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2017 and 2018 applicable to the PRC operations to income tax (expense) benefit were as follows:

	Years ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Loss before income taxes	(39,311)	(42,495)	(6,181)
Income tax benefit computed at the statutory income tax rate at 25%	9,828	10,624	1,545
Non-deductible expenses	(4,990)	(4,485)	(652)
International rate differences	(2,076)	(2,227)	(324)
Preferential tax rate differences	(66)	(210)	(31)
Effect of change in tax rate	66	(826)	(120)
Change in valuation allowance	(2,771)	(2,677)	(389)

Income tax (expense) benefit	(9)	199	29

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	INCOME TAXES (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred tax assets:
Net loss carryforward	12,247	14,705	2,140
Accrued expenses	903	1,043	152
Bad debt expenses	83	85	12
Others	43	120	16
Valuation allowance	(13,276)	(15,953)	(2,320)

Total deferred tax assets	—	—	—

Deferred tax liabilities:
Long-lived assets arising from acquisition	(1,310)	(1,222)	(178)

Total deferred tax liabilities	(1,310)	(1,222)	(178)

The Group operates through several subsidiaries. Valuation allowance is considered for each of the entities.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2017 and 2018, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2018, the Group had tax losses of RMB92,918 (US$13,514) derived from entities in the PRC and U.S., of which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2018 to 2023 if not utilized. The U.S. taxable losses of RMB9,099 (US$ 1,323) can be utilized indefinitely while the remainder will expire from 2035 to 2037.

Unrecognized Tax Benefits

As of December 31, 2017 and 2018, the Group recorded an unrecognized tax benefit of RMB6,936 and RMB9,398 (US$1,366), respectively, of which RMB6,696 and RMB9,267 (US$1,348), respectively, were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits were primarily related to transfer pricing and deductibility of expense. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2017 and 2018, unrecognized tax benefits of RMB240 and RMB131 (US$19), if ultimately recognized, will impact the effective tax rate.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	INCOME TAXES (CONTINUED)

A roll-forward of unrecognized tax benefits is as follows:

	Years ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Balance at beginning of year	3,982	6,936	1,009
Addition based on tax positions related to the current year	2,954	3,064	445
Decrease based on tax positions related to prior years	—	(602)	(88)

Balance at end of year	6,936	9,398	1,366

The Group recorded interest accrued in relation to the unrecognized tax benefit in income tax expense of RMB23 and RMB40 (US$9) for the years ended December 31, 2017 and 2018, respectively.

13.	RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2017 and 2018, the PRC subsidiaries did not have after-tax profit and therefore no statutory reserves were allocated.

In addition, under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. As of December 31, 2017 and 2018, restricted net assets of the Company’s PRC subsidiaries were RMB 2,105 and RMB 2,580 (US$ 375), respectively.

Furthermore, cash transfers from the Group’s PRC subsidiaries to the Group’s subsidiaries outside of the PRC are subject to the PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the Group’s PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2017 and 2018 consisted of:

Related Party	Nature of the party	Relationship with the Group
Dr. Chris Chang Yu	Individual	Founder and Chairman
Anpai	Health management	Equity investee of the Group
Anpac Beijing	Health management	Equity investee of the Group
Jiaxing Zhijun Sihang Investment Partnership Enterprise (limited partnership) (“Jiaxing Zhijun”)	Private equity investment	Shareholder
Zhijun	Investment management	General partner of the shareholder
CRS Holdings Inc. (“CRS”)	Investor	Controlled by Dr. Chris Chang Yu
Jiangsu Anpac	Health management	Equity investee of the Group

(a) Related party balances

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Due from related parties:
Anpai	282	269	39

Amounts due from Anpai comprise of accounts receivable.

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Due to related parties:
CRS	2,277	2,413	351
Jiaxing Zhijun	—	25,000	3,639
Zhijun	—	824	117
Jiangsu Anpac	800	450	65

	3,077	28,687	4,172

Amounts due to CRS and Jiangsu Anpac comprise of loans which were interest-free, unsecured and repayable on demand while amounts due to Jiaxing Zhijun comprise of an advance of RMB25,000 (US$3,636) which will be invested into the Group’s ordinary shares when registered and the accrued interest expense due to Zhijun of RMB824 (US$120) for the convertible loans.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)	Related party transactions

During the years ended December 31, 2017 and 2018, related party transactions consisted of the following:

	Years ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Revenue rendered to Anpac Beijing	—	231	34
Revenue rendered to Jiangsu Anpac	354	110	16
Revenue rendered to Anpai	236	298	43
Consulting service received from Anpac Beijing	—	700	102
Advance from Jiaxing Zhijun	—	25,000	3,636
CL from Zhijun	—	16,445	2,392
Interest expense to Zhijun	—	824	120
Loan from CRS	1,240	1,431	208
Repayment to CRS	(5,780)	(1,144)	(166)
Loan from Jiangsu Anpac	800	—	—
Repayment to Jiangsu Anpac	—	(350)	(51)

15.	FAIR VALUE MEASUREMENTS

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

	Fair value measurements as at December 31, 2018 using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
CL	—	—	17,961	17,961

The Group recognized an unrealized gain of RMB784 (US$114) for measuring CL using the scenario analysis described in note 2(p) occuring in the year ended December 31, 2018. There was no transfer into or out of Level 3 of the fair value hierarchy for the year ended December 31, 2018.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

As lessee

The Group has entered into lease agreements for its business operations. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2018 were as follows:

	Year Ended December 31,
	2018	2018
	RMB	US$
2019	1,753	255
2020	849	123
2021	204	30

Total	2,806	408

(b)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2017 and 2018, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

17.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented is calculated as follows:

	2017	2018	2018
	RMB	RMB	US$
Numerator:
Net loss used in calculating loss per share-basic and diluted	(39,076)	(42,063)	(6,118)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted loss per share	79,373	85,241	85,241
Basic and diluted loss per share	(492)	(493)	(72)

The Group did not include share options in the computation of diluted earnings per share for the year ended December 31, 2017 and 2018 because those share options were anti-dilutive for loss per share.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through September 20, 2019, the date on which these consolidated financial statements were issued.

From March to September 2019, the Group entered into share purchase agreements with certain investors for an aggregate investment consideration of US$6,197 and RMB5,000 (US$727).

On March 6, 2019, the Group and Shanghai Muqing Industrial Co., Ltd entered into an investment agreement to establish Shanghai Muqing AnPac Health Technology Co., Ltd. (“Muqing Anpac”) for a total investment of RMB2,000. The Group will own 51% of the total equity of Muqing Anpac.

On May 31, 2019, the Company sold to WestPark Capital Inc. underwriter’s warrants to purchase up to 8.5% of all the Group’s securities sold in the Offering (defined as the Company’s initial public offering of the Company’s equity securities to be listed on the NASDAQ Stock Market or another national securities exchange agreed by the Company and WestPark).

On June 12, 2019, the Company signed a RMB8,000 (US$1,164) loan contract with Shanghai Pudong Zhangjiang Micro-credit Co., Ltd. with a maturity of one year, which was guaranteed by a personal property owned by Dr. Chris Chang Yu.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,162	3,703	539
Amounts due from related parties	49,364	53,672	7,806
Other current assets	78	82	12

Total current assets	51,604	57,457	8,357
Non-current assets:
Investments in subsidiaries	(34,441)	(49,811)	(7,245)
Other assets	912	851	124

TOTAL ASSETS	18,075	8,497	1,236

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term debt	1,241	17,961	2,612
Amounts due to related parties	4,807	12,600	1,833
Accrued expenses and other current liabilities	2,469	329	48

Total liabilities	8,517	30,890	4,493

Shareholders’ equity (deficit):
Ordinary shares (US$1 par value per share; 100,000 shares authorized as of December 31, 2017 and 2018; 85,240 and 85,969 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	564	569	83
Additional paid-in capital	143,057	152,367	22,161
Retained earnings	(132,290)	(174,353)	(25,359)
Accumulated other comprehensive (loss) income	(1,773)	(976)	(142)

Total shareholders’ equity (deficit)	9,558	(22,393)	(3,257)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	18,075	8,497	1,236

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss

	2017	2018	2018
	RMB	RMB	US$
Operating loss:
Selling and marketing expenses	(2,443)	(2,871)	(418)
Research and development expenses	(4,044)	(1,958)	(285)
General and administrative expenses	(4,686)	(3,537)	(514)

Loss from operations	(11,173)	(8,366)	(1,217)
Interest expense	(24)	(828)	(120)
Other expense, net	—	(784)	(114)
Share of losses of subsidiaries	(27,879)	(32,085)	(4,667)

Net loss before income taxes and net loss	(39,076)	(42,063)	(6,118)

Other comprehensive income (loss), net of tax
—Foreign currency translation adjustments	(4,675)	797	116

Total comprehensive loss	(43,751)	(41,266)	(6,002)

Condensed statements of cash flows

	2017	2018	2018
	RMB	RMB	US$
Net cash used in operating activities	(628)	(1,259)	(182)
Net cash used in investing activities	(7,691)	(12,475)	(1,814)
Net cash generated from financing activities	10,239	15,150	2,203
Effect of exchange rate changes on cash and cash equivalents	(52)	125	18

Net increase in cash and cash equivalents	1,868	1,541	225
Cash and cash equivalents at beginning of year	294	2,162	314

Cash and cash equivalents at end of year	2,162	3,703	539

(a)	Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries

The parent company records its investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and their respective profit or loss as “Share of loss in subsidiaries’ on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or is otherwise committed to provide further financial support. If the subsidiary subsequently reports net income, the parent company shall resume

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

applying the equity method only after its share of that net income equals the share of net loss not recognized during the period the equity method was suspended.

The subsidiaries did not pay any dividends to the Company for the years presented.

[Page intentionally left blank for graphics]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

Our memorandum and articles of association provides that we shall indemnify provides that we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who is a director of the company or a party in a legal proceeding by reason of the fact that the person is or was a director of the company. According to our memorandum and articles of association, the indemnity only applies if the person acts honestly and in good faith with a view to the best interests of the company and in the case of criminal proceedings, the person has no reasonable cause to believe that his or her conduct was unlawful.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.1 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter was involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
An individual	February 17, 2017	430	Consultancy services to us
An investor	May 4, 2017	984	US$0.8 million
An investor	May 4, 2017	84	RMB0.7 million (US$0.1 million)
An individual	May 4, 2017	480	Consultancy services to us
An investor	November 3, 2017	136	RMB1.0 million (US$0.1 million)
Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership)	November 3, 2017	4,142	RMB28.0 million (US$4.1 million)

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Certain investors	November 3, 2017	887	US$0.8 million
An individual	November 3, 2017	100	Consultancy services to us
Mr. Weidong Dai	November 3, 2017	1,000	Past and future services to us
Certain investors	August 2, 2018	117	US$0.2 million
A law firm	August 2, 2018	59	Legal services to us
CRS Holdings Inc. for the benefit of a third party individual	December 24, 2018	761	US$0.2 million
Certain investors	June, 2019	2,457	US$2.4 million
Options
Certain directors, officers, employees and consultants	April 28, 2016 to September 1, 2019	Options to purchase 11,635 ordinary shares	Past and future services to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AnPac Bio-Medical Science Co., Ltd.

Exhibit Index

Exhibit Number		Description of Document

1.1	*	Form of Underwriting Agreement

3.1	*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant’s Specimen Certificate for ordinary shares

4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4	*	Shareholders Agreement between the Registrant and other parties thereto dated June 30, 2017

4.5	*	Shareholders Agreement between the Registrant and other parties thereto dated August 17, 2017

4.6	*	Form of Underwriter’s Warrants

4.7	*	Equity Investment Agreement of Dr. Chris Chang Yu dated August 11, 2019

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain British Virgin Islands tax matters

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain British Virgin Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

8.3	*	Opinion of as to the Legality of the Underwriter’s Warrants

10.1	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2	*	Form of Employment Agreement between the Registrant and its executive officers

10.4	*	2019 Share Incentive Plan of the Registrant

21.1	*	Subsidiaries of the Registrant

23.1	*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Zhong Lun Law Firm (included in Exhibit 99.2)

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Zhong Lun Law Firm regarding certain PRC law matters

99.3	*	Consent of Frost & Sullivan

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on                     , 2019.

AnPac Bio-Medical Science Co., Ltd.

By:
	Name:	Chris Chang Yu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Chris Chang Yu as the attorney-in-fact with full power of substitution for him in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chris Chang Yu	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 2019

Feng Guo	Director	, 2019

Jiefeng Gu	Director	, 2019

Lin Yu	Director	, 2019

Pu Xing	Director	, 2019

Signature	Title	Date

Ren Luo	Director	, 2019

Sarah Yu	Director	, 2019

Rain Yu Zhang	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of AnPac Bio-Medical Science Co., Ltd. has signed this registration statement or amendment thereto in New York on                     , 2019.

Authorized U.S. Representative

By:
Name:
Title: